100
YEARS *of* SUPPORT



GREAT SOUTHERN
BANCORP, INC.

2022 ANNUAL REPORT FOR STOCKHOLDERS




CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
800-749-7113

MAILING ADDRESS
P.O. Box 9009
Springfield, MO 65808

DIVIDEND REINVESTMENT
For details on the automatic reinvestment of
dividends in common stock of the Company, call
Computershare at 800-368-5948,
(outside of the U.S. 781-575-4223), or visit
computershare.com.

FORM 10-K
The Annual Report on Form 10-K filed with the
Securities and Exchange Commission may be
obtained from the Company's website at
GreatSouthernBank.com, the SEC website or
without charge by request to:
Kelly Polonus
Great Southern Bancorp, Inc.
P.O. Box 9009
Springfield, MO 65808

INVESTOR RELATIONS
Kelly Polonus
Great Southern Bank
P.O. Box 9009
Springfield, MO 65808

AUDITORS
FORVIS, LLP
P.O. Box 1190
Springfield, MO 65801-1190

LEGAL COUNSEL
Silver, Freedman, Taff and Tiernan, LLP
3299 K St., N.W., Suite 100
Washington, DC 20007

Carnahan Evans, P.C.
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR
Computershare
Stockholder correspondence:
Computershare
P.O. Box 505000
Louisville, KY 40233-5000

Overnight correspondence:
Computershare
462 S. 4th St., Suite 1600
Louisville, KY 40202

800-368-5948
781-575-4223 outside of the U.S.
Hearing Impaired # TDD: 800-952-9245

Questions and inquiries via the website,
computershare.com

34th Annual Meeting of Stockholders

May 10, 2023 - Virtual Meeting — 10 am CDT

CORPORATE PROFILE

Great Southern Bank was founded in 1923 with a $5,000 investment, four employees and 936 customers. Today, it has grown to $5.7 billion in total assets, with more than 1,100 dedicated associates serving 134,000 households.

Headquartered in Springfield, Missouri, the Company operates offices in 13 states, including 92 retail banking centers in Missouri, Arkansas, Iowa, Kansas, Minnesota and Nebraska and eight loan production offices in the cities of Atlanta, Charlotte, Chicago, Dallas, Denver, Omaha, Phoenix and Tulsa.

Great Southern offers one-stop shopping with a comprehensive lineup of financial services that give customers more choices for their money. Customers can choose from a wide variety of checking accounts, savings accounts and lending options.

With the understanding that convenient access to banking services is a top priority, customers can access the Bank when, where and how they prefer, whether it's through a banking center, digital banking, an ATM/ITM or by telephone.

STOCK INFORMATION

The Company's common stock is listed on the NASDAQ Global Select Market under the symbol "GSBC."

As of December 31, 2022, there were 12,231,290 total shares of common stock outstanding and approximately 2,000 shareholders of record.

The last sale price of the Company's Common Stock on December 31, 2022 was $59.49.

HIGH/LOW STOCK PRICE

	2022		2021		2020	
	High	**Low**	**High**	**Low**	**High**	**Low**
First Quarter	$62.70	$56.94	$60.55	$47.22	$63.55	$32.23
Second Quarter	61.17	56.17	58.48	52.81	46.35	32.62
Third Quarter	63.95	50.30	57.01	49.53	41.42	34.32
Fourth Quarter	64.16	57.15	59.90	55.00	50.72	35.79

REGULAR DIVIDEND DECLARATIONS

	2022	**2021**	**2020**
First Quarter	$.36	$.34	$.34
Second Quarter	.40	.34	.34
Third Quarter	.40	.36	.34
Fourth Quarter	.40	.36	.34

SPECIAL DIVIDEND DECLARATIONS

	2022	**2021**	**2020**
First Quarter	----	----	$1.00





William V. Turner
Chairman of the Board

Joseph W. Turner
President and
Chief Executive Officer



To our fellow stockholders:

We are pleased to share our 2022 Annual Report with you. It is only fitting to begin this letter by thanking our more than 1,100 associates for their remarkable work this past year in serving our customers, communities, and each other. Our sharp focus on our customers' needs and our commitment to building long-term relationships in a challenging economic landscape were central to making 2022 an extraordinary year for our Company.

2023 marks 100 years of service for Great Southern, and in this report, you will find information about our history and our journey forward. You will see that our past, present and future reflect our guiding principle of taking a longer view in how we operate our Company. This has been a key to our success for the past 100 years, requiring visionary thinking, sharp focus, and, sometimes, fortitude, and this philosophy will continue to pay dividends in the years to come.

2022 Results

We are pleased to share that we ended 2022 in a solid financial position, giving us a good posture for the economic headwinds we will likely face in 2023. The Company ended the year with $5.7 billion in assets, up from $5.4 billion in 2021. Earnings were $75.9 million, or $6.02 per diluted common share, compared to $74.6 million, or $5.46 per diluted common share, for 2021. Primarily as a result of a rapidly rising interest rate environment, our primary source of income, net interest income, increased by $21.7 million, or approximately 12.2%, to $199.6 million compared to $177.9 million in 2021. Our net interest margin was 3.80% in 2022 compared to 3.37% for the previous year. For 2022, our return on average assets was 1.38%, return on average equity was 13.44% and our efficiency ratio was 57.05%.

Our capital position remains strong and significantly above regulatory well-capitalized thresholds. Total stockholders' equity and common stockholders' equity were each $533.1 million, or 9.4% of total assets, resulting in a book value of $43.58 per common share. A primary objective for our Company is always to maintain sufficient and conservative capital levels to allow for organic growth and other corporate initiatives and needs. We also look for opportunities to return capital to our stockholders through dividends and carefully considered stock repurchases. During the year ended December 31, 2022, the Company declared regular quarterly cash dividends totaling $1.56 per common share and repurchased approximately 1.0 million shares of its common stock at an average price of $59.25 to increase stockholder value.

Since the end of 2021, total outstanding loans, excluding mortgage loans held for sale, increased by $499.3 million, or 12.5%. Our pipeline of loan commitments and the unfunded portion of loans at December 31, 2022, grew by about $402 million to $2.1 billion from the end of 2021. We continue to see growth in outstanding construction loan balances as the unfunded portion of those loans already closed in prior periods are funded. For the seventh year in a row, our commercial lending team originated more than $1 billion in loans - $1.8 billion total. In 2022, we added two new loan production offices (LPOs) to our footprint – one in Phoenix, Arizona and one in Charlotte, North



OUR MISSION

Building winning relationships *with our* customers, associates, stockholders *and* communities.



TOTAL ASSETS $**5.68** BILLION

2022	
2021	
2020	
2019	
2018	



TOTAL DEPOSITS $**4.68** BILLION

2022	
2021	
2020	
2019	
2018	



TOTAL LOANS $**4.51** BILLION

2022	
2021	
2020	
2019	
2018	

0   $1B $2B $3B $4B $5B



TOTAL LOAN PRODUCTION $**2.39** BILLION

2022	
2021	
2020	
2019	
2018	

0   $1B $2B

Carolina. While we experienced strong production in most of 2022, we saw a marked slowing of commercial loan origination activity during the fourth quarter of 2022, which we expect to continue in 2023.

Despite significant increases in market rates during 2022, our mortgage lenders produced their second-highest year in originations totaling approximately $443 million. Some residential loans were retained in the Company's loan portfolio, and some were sold in the secondary market. In late 2022, mortgage loan production decreased substantially, and this slower pace of production is expected to continue as long as market rates remain elevated.

Credit quality metrics remained excellent in 2022 at year end. Non-performing assets were $3.7 million, a decrease of $2.3 million from the end of 2021. At December 31, 2022, loan delinquencies in our portfolio remained historically low.

At the end of 2022, deposits totaled $4.7 billion, with our mix shifting somewhat with our non-time account balances trending lower and time deposit balances trending higher. The increased time deposits are a mix of shorter-term retail deposits, as well as fixed-rate and variable-rate brokered deposits. Overall, our deposit mix continues to be a source of strength for our Company, with checking and savings accounts representing nearly 70% of the deposit portfolio and retail certificates of deposit making up about 22%. There is strong competition for deposits in all of our markets as deposit levels have decreased throughout the banking industry, coming off the significant surge of deposits related to the COVID-19 pandemic.

100 Years of Support

Our Company's centennial is a time for celebration and reflection. We remember our roots, the challenges we've faced, and the progress we've made. We honor and thank all associates who have worked at Great Southern throughout our 100-year history. And more importantly, we look to the future.

We are also focusing on the prime reason for our 100-year success and what differentiates us from others – simply, it's our people.

Our centennial theme is "100 years of support." We strive every day to provide support to our customers and communities. Customers can always count on us for expert advice, tailored solutions, and extensive resources. And the level of care our associates have for our customers is unmatched. We hear the stories regularly – whether it's associates looking for ways to make sure we have the best products and services available or dropping off groceries for a customer that is struggling, our associates listen to our customers and look for ways to make their lives easier.

Not only are they some of the most caring people you will meet, their capability continually astounds. They are always ready and willing to roll up their sleeves and find a way to move forward when presented with a challenge. Having that kind of determination and skill behind us can make strategic business decisions easier. Simply put, we have always bet on the people of Great Southern, and we have never lost.

BOOK VALUE PER COMMON SHARE **$43.58**



2018 2019 2020 2021 2022

2022 TOTAL NET INCOME **$75.95** MILLION



2018 2019 2020 2021 2022

TOTAL RETURN
5 YEAR CUMULATIVE

$135.52



Great Southern Bancorp, Inc.
NASDAQ Composite Index
S&P U.S. BMI Banks - Midwest Region Index

2017 2018 2019 2020 2021 2022

The graph at left compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns on the NASDAQ Composite Index and the S&P U.S. BMI Banks – Midwest Region Index for the period December 31, 2017 through December 31, 2022. The graph assumes that $100 was invested in GSBC Common Stock and in each of the indices on December 31, 2017 and that all dividends were reinvested.

Source: S&P Global Market Intelligence © 2023

2023 and Beyond

We look to 2023 with guarded optimism but with energy and enthusiasm in our support of all of our constituents. Our priorities will be maintaining a sharp focus on developing and expanding customer relationships, sustaining a solid credit discipline, mitigating interest rate risk, and driving operational efficiencies.

We are well aware of the significant uncertainty created by the current economic and geopolitical landscape. We are focused on ensuring that the Company is properly positioned for whatever may come our way, especially in the wake of the changing interest rate environment caused by continued inflationary pressures and other factors. Mitigating the risks of fluctuating interest rates is a normal function of our asset and liability management; the uniqueness of current economic conditions makes it more interesting and challenging.

During 2023, the Great Southern team will be highly focused on implementing a new technology platform. The new core platform and ancillary systems will improve how we do business by offering even more capabilities to our customers and giving them better control of their finances. We are excited about launching our new platform and look forward to the ease of access it will afford our customers and associates alike.

The future we create depends on our decisions and actions today. Starting with investing in our people to help them grow, investing in our technology to keep us competitive, and supporting our markets because we know we can only be as strong as the communities we serve. We understand that making those investments today will yield dividends for our Company in the future.

Moving forward, we pledge to keep in mind the long-term interests of those we serve and fulfill our mission of building winning relationships with all of our constituents. For our associates, we want to make our Company a great place to work and grow professionally. For our customers, it is our mission to build winning and lasting relationships by providing the right products and services delivered how and when they prefer. We fully recognize that our customers choose who they want to do business with each and every day, and we are gratified that we continue to earn our customers' business and their trust. For our many communities, we strive to support causes and address needs to help them be even better places to live and work.

And finally, for our stockholders, we desire to provide a superior long-term return on their investment in our Company. We will continue operating the Company with a long-view perspective. It is not realistic to expect our Company, or any company, to significantly increase earnings year after year. In any given year, we may be subject to competitive and economic forces, interest rate fluctuations and other variables that may affect earnings. We will not be pressured into making short-sighted decisions, which could hurt the long-term prospects for our Company. All of our decisions keep our stockholders' long-term interests in mind as we go about our daily work.

We owe a debt of gratitude to our Board of Directors for their guidance and support. We value the diversity of talent and knowledge they bring to the table. In 2022, we enthusiastically welcomed Steve Edwards to the Board. As the former CEO of CoxHealth, the largest employer in Southwest Missouri, Steve brings a wealth of knowledge. Directing a complex organization with more than 12,000 employees through the pandemic means he is no stranger to turbulent times, and we appreciate the insight and leadership he is adding to our Board of Directors.

To our associates, customers, and communities, we are grateful to you for allowing us to be a beacon of stability for 100 years – and counting. To you, our stockholders, we are proud of our history of providing a superior long-term return on our stockholders' investment in our Company, and we thank you for your support.

We welcome your feedback at any time.



William V. Turner

Joseph W. Turner

GREAT SOUTHERN BANCORP, INC. DIRECTORS



Kevin R. Ausburn
Board Member; Chairman and CEO, SMC Packaging Group



Julie Turner Brown
Board Member; Shareholder, Carnahan Evans, P.C.



Thomas J. Carlson
Board Member; President, Mid America Management, Inc.



Steven D. Edwards
Board Member; Retired – CoxHealth



Larry D. Frazier
Board Member; Retired – White River Valley Electric Cooperative



Debra Mallonee (Shantz) Hart
Board Member; Attorney; Owner, Housing Plus, LLC and Sustainable Housing Solutions



Douglas M. Pitt
Board Member; Owner, Pitt Technology Group, LLC and Pitt Development Group, LLC and Care to Learn Founder



Earl A. Steinert, Jr.
Board Member; Co-owner, EAS Investment Enterprises, Inc.; CPA



William V. Turner
Chairman of the Board Great Southern Bancorp, Inc.



Joseph W. Turner
President and Chief Executive Officer Great Southern Bancorp, Inc.

GREAT SOUTHERN LEADERSHIP TEAM

Kevin Baker
Chief Credit Officer

Tammy Baurichter
Controller

John Bugh
Chief Lending Officer

Kris Conley
Chief Retail Banking Officer

Rex Copeland
Chief Financial Officer

Debbie Flowers
Director of Credit Risk Administration

Henry Heimsoth
Director of Commercial Lending

Eric Johnson
Chief Information Officer

Mark Maples
Chief Operations Officer

Jeff Patrick
Director of Physical Operations

Kelly Polonus
Chief Communications and Marketing Officer

Matt Snyder
Chief Human Resources Officer

Bryan Tiede
Chief Risk Officer

Joseph W. Turner
President and Chief Executive Officer

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information and other financial data of the Company. The summary statement of financial condition information and statement of income information are derived from our consolidated financial statements, which have been audited by FORVIS, LLP. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8. "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period.

Summary Statement of Financial Condition Information
(Dollars in Thousands)

	December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Assets	$5,680,702	$5,449,944	$5,526,420	$5,015,072	$4,676,200
Loans receivable, net	4,511,647	4,016,235	4,314,584	4,163,224	3,990,651
Allowance for credit losses on loans	63,480	60,754	55,743	40,294	38,409
Available-for-sale securities	490,592	501,032	414,933	374,175	243,968
Held-to-maturity securities	202,495	—	—	—	—
Other real estate and repossessions, net	233	2,087	1,877	5,525	8,440
Deposits	4,684,910	4,552,101	4,516,903	3,960,106	3,725,007
Total borrowings and other interest-bearing liabilities	366,481	238,713	339,863	412,374	397,594
Stockholders' equity (retained earnings substantially restricted)	533,087	616,752	629,741	603,066	531,977
Common stockholders' equity	533,087	616,752	629,741	603,066	531,977
Average loans receivable	4,386,042	4,274,176	4,399,259	4,155,780	3,910,819
Average total assets	5,519,790	5,502,356	5,323,426	4,855,007	4,503,326
Average deposits	4,607,363	4,539,740	4,330,271	3,889,910	3,556,240
Average stockholders' equity	565,173	627,516	622,437	571,637	498,508
Number of deposit accounts	232,688	229,942	229,470	228,247	227,240
Number of full-service offices	92	93	94	97	99

Summary Statement of Income Information

(in Thousands)

	For the Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Interest income:					
Loans	$ 205,751	$ 186,269	$ 204,964	$ 223,047	$ 198,226
Investment securities and other	21,226	12,404	12,739	11,947	7,723
	226,977	198,673	217,703	234,994	205,949
Interest expense:					
Deposits	20,676	13,102	32,431	45,570	27,957
Federal Home Loan Bank advances	—	—	—	—	3,985
Securities sold under reverse repurchase agreements	324	37	31	19	31
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	1,066	—	644	3,616	734
Subordinated debentures issued to capital trust	875	448	628	1,019	953
Subordinated notes	4,422	7,165	6,831	4,378	4,097
	27,363	20,752	40,565	54,602	37,757
Net interest income	199,614	177,921	177,138	180,392	168,192
Provision (credit) for credit losses on loans	3,000	(6,700)	15,871	6,150	7,150
Provision for unfunded commitments	3,187	939	—	—	—
Net interest income after provision (credit) for credit losses and provision for unfunded commitments	193,427	183,682	161,267	174,242	161,042
Non-interest income:					
Commissions	1,208	1,263	892	889	1,137
Overdraft and insufficient funds fees	7,872	6,686	6,481	8,249	8,688
Point-of-sale and ATM fee income and service charges	15,705	15,029	12,203	12,649	13,007
Net gain on loan sales	2,584	9,463	8,089	2,607	1,788
Net realized gain (loss) on sales of available-for-sale securities	(130)	—	78	(62)	2
Late charges and fees on loans	1,182	1,434	1,419	1,432	1,622
Gain (loss) on derivative interest rate products	321	312	(264)	(104)	25
Gain recognized on sale of business units	—	—	—	—	7,414
Other income	5,399	4,130	6,152	5,297	2,535
	34,141	38,317	35,050	30,957	36,218
Non-interest expense:					
Salaries and employee benefits	75,300	70,290	70,810	63,224	60,215
Net occupancy and equipment expense	28,471	29,163	27,582	26,217	25,628
Postage	3,379	3,164	3,069	3,198	3,348
Insurance	3,197	3,061	2,405	2,015	2,674
Advertising	3,261	3,072	2,631	2,808	2,460
Office supplies and printing	867	848	1,016	1,077	1,047
Telephone	3,170	3,458	3,794	3,580	3,272
Legal, audit and other professional fees	6,330	6,555	2,378	2,624	3,423
Expense on other real estate and repossessions	359	627	2,023	2,184	4,919
Acquired deposit intangible asset amortization	768	863	1,154	1,190	1,562
Other operating expenses	8,264	6,534	6,363	7,021	6,762
	133,366	127,635	123,225	115,138	115,310
Income before income taxes	94,202	94,364	73,092	90,061	81,950
Provision for income taxes	18,254	19,737	13,779	16,449	14,841
Net income	$ 75,948	$ 74,627	$ 59,313	$ 73,612	$ 67,109

(Number of shares in thousands)

	At or For the Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Per Common Share Data:					
Basic earnings per common share	$ 6.07	$ 5.50	$ 4.22	$ 5.18	$ 4.75
Diluted earnings per common share	6.02	5.46	4.21	5.14	4.71
Cash dividends declared	1.56	1.40	2.36	2.07	1.20
Book value per common share	43.58	46.98	45.79	42.29	37.59
Average shares outstanding	12,517	13,558	14,043	14,201	14,132
Year-end actual shares outstanding	12,231	13,128	13,753	14,261	14,151
Average fully diluted shares outstanding	12,607	13,674	14,104	14,330	14,260
Earnings Performance Ratios:					
Return on average assets(1)	1.38%	1.36%	1.11%	1.52%	1.49%
Return on average stockholders' equity(2)	13.44	11.89	9.53	12.88	13.46
Non-interest income to average total assets	0.62	0.70	0.66	0.64	0.80
Non-interest expense to average total assets	2.42	2.32	2.31	2.37	2.56
Average interest rate spread(3)	3.59	3.22	3.23	3.62	3.75
Year-end interest rate spread	3.63	3.20	3.08	3.28	3.60
Net interest margin(4)	3.80	3.37	3.49	3.95	3.99
Efficiency ratio(5)	57.05	59.03	58.07	54.48	56.41
Net overhead ratio(6)	1.80	1.62	1.66	1.73	1.76
Common dividend pay-out ratio(7)	25.91	25.64	56.06	40.27	25.48
Asset Quality Ratios (8):					
Allowance for credit losses/year-end loans	1.39%	1.49%	1.32%	1.00%	0.98%
Non-performing assets/year-end loans and foreclosed assets	0.08	0.15	0.09	0.19	0.29
Allowance for credit losses/non-performing loans	1,729.69	1,120.31	1,831.86	891.66	609.67
Net charge-offs/average loans	0.01	0.00	0.01	0.10	0.13
Gross non-performing assets/year end assets	0.07	0.11	0.07	0.16	0.25
Non-performing loans/year-end loans	0.08	0.13	0.07	0.11	0.16
Balance Sheet Ratios:					
Loans to deposits	96.30%	88.23%	95.52%	105.13%	107.13%
Average interest-earning assets as a percentage of average interest-bearing liabilities	140.32	139.94	132.49	127.50	126.47
Capital Ratios:					
Average common stockholders' equity to average assets	10.2%	11.4%	11.7%	11.8%	11.1%
Year-end tangible common stockholders' equity to tangible assets(9)	9.2	11.2	11.3	11.9	11.2
Great Southern Bancorp, Inc.:					
Tier 1 capital ratio	11.0	13.4	12.7	12.5	11.9
Total capital ratio	13.5	16.3	17.2	15.0	14.4
Tier 1 leverage ratio	10.6	11.3	10.9	11.8	11.7
Common equity Tier 1 ratio	10.6	12.9	12.2	12.0	11.4
Great Southern Bank:					
Tier 1 capital ratio	11.9	14.1	13.7	13.1	12.4
Total capital ratio	13.1	15.4	14.9	14.0	13.3
Tier 1 leverage ratio	11.5	11.9	11.8	12.3	12.2
Common equity Tier 1 ratio	11.9	14.1	13.7	13.1	12.4

(1) Net income divided by average total assets.
(2) Net income divided by average stockholders' equity.
(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) Non-interest expense divided by the sum of net interest income plus non-interest income.
(6) Non-interest expense less non-interest income divided by average total assets.

(7) Cash dividends per common share divided by earnings per common share.
(8) Prior to January 1, 2021, the ratio excluded the FDIC-assisted acquired loans.
(9) Non-GAAP Financial Measure. For additional information, including a reconciliation to GAAP, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" in the Company's Annual Report on Form 10-K.

A HISTORY *of* SUCCESS

Great Southern Bank was established with a $5,000 investment and four employees in 1923. By 1974, we had 12 employees, and now today we have more than 1,100 dedicated associates serving customers across 13 states. While experiencing exponential growth, our Company has received many accolades for our successes through the years. Ranking on the ABA Journal's "Banking's Top Performers," being recognized for producing the fifth best total all-time shareholder return by Bank Director, and placement in the top ten on Forbes' list of World's Best Banks since 2020, are just some of our distinctions. Since 1923, our associates have worked diligently to provide a superior banking experience and these recognitions underscore their commitment.

1923
AND FORWARD

March 1, 1923
Great Southern Savings & Loan Association was established. Early customers were served from the lobby of the Hotel Seville on historic Walnut Street in Springfield, Missouri.

1950s
Great Southern was a vital part of downtown Springfield.









1974
William V. Turner joined Great Southern as the fourth president. His commercial banking background and philanthropic spirit led to a new operating philosophy for the Company.

1974
Great Southern opened a banking center in Branson – making it the second location and igniting the spark of a major expansion across The Ozarks.

1976
Our continuing growth was reflected in a new larger headquarters, allowing us to expand our services to our customers.



GS
SPRINGFIELD SOUTH

1980
Our reach expanded to 15 banking centers and eight communities, along with the opportunity to offer new products, including checking accounts, consumer and commercial loans.



1989: Great Southern became a public company with an initial public offering of $9.00 per share ($0.75 per share – split-adjusted basis).

Great Southern
SAVINGS BANK

1990
The Company changed charters and its name to Great Southern Savings Bank – signaling the emphasis on helping businesses and individuals alike with their financial needs.



1999
Joseph W. Turner named CEO and president, making him the fifth in the Company's history.

2000
The Company reached a major milestone with $1 billion in total assets.

2003
Great Southern opened its first LPO in Kansas City, beginning a new era of commercial lending success.

2006
Great Southern Bancorp, Inc. gained inclusion in the new NASDAQ Global Select Market.



NASDAQ WELCOMES
GREAT SOUTHERN
BANCORP, INC.
Great Southern
NASDAQ

2009-2015
While many banks were shrinking or closing in response to the Great Recession, we were growing and thriving. We acquired five banks through FDIC-assisted acquisitions, expanding our footprint into Iowa, Kansas, Minnesota and Nebraska, and purchased a total of 12 branch offices and deposits in Missouri from two financial institutions. During this time, we welcomed thousands of new customers, fantastic associates and introduced ourselves to many new markets.

2014-2022
LPOs were opened in Dallas, Tulsa, Omaha, Chicago, Atlanta, Denver, Phoenix and Charlotte, expanding Great Southern's reach beyond the Midwest.



December 31, 2022

ASSETS	**$5.7 Billion**
LOANS	**$4.6 Billion**
DEPOSITS	**$4.7 Billion**
STOCKHOLDERS' EQUITY	**$533 Million**

GREAT SOUTHERN BANK
100
YEARS of SUPPORT

March 1, 2023
Marks 100 years of supporting our customers in over 100 communities.

Celebrating

100

YEARS of SUPPORT

100 Days of Financial Education

We've always been a strong supporter of education because we understand that a solid foundation sets individuals up for a lifetime of success. That's why our associates will make at least 100 financial education presentations this year.

Associate Engagement

From testing their company knowledge to seeing their hidden talents, we are celebrating our centennial in many ways with our associates. A small committee from across the Company worked together to plan activities and prizes for everyone all year long.











Customer Appreciation

Our customers are the reason why we come to work each day, and we are excited to celebrate with them. Every location will host a customer appreciation month in late 2023.

100 Days of Giving

No one knows our communities better than the associates who live there. Because they understand what really matters, each of our locations has been given $1,000 to donate where the need is greatest.

Planting for the Future

Working with the National Forest Service, we've committed to planting 2,023 trees where they are needed most. The seeds we sow today will allow our communities to reap the rewards for years to come.

EXPANDING *our* REACH

92	Banking Centers
1	Home Loan Office
8	Loan Production Offices
134,000+	Households
13	States



A Strong Presence

The Great Southern sun can be found rising and setting over offices in 13 states. From humble beginnings as a Savings and Loan Association focusing on mortgage loans, we've grown and expanded our services. Now offering a comprehensive lineup of products and serving individuals, families, businesses and developers big and small, we keep an eye out for the right opportunities for growth.



Phoenix, AZ

We set our sights on the growing and vibrant Phoenix market to expand our commercial lending presence. In February of 2022, we opened our seventh LPO. We knew that selecting the right individual would be vital to the success of the new office. Justin Lutz is a Phoenix banking veteran bringing more than 17 years of lending experience to our Company.



Charlotte, NC

Capitalizing on the success of our commercial lending offices, we expanded our footprint to the East, opening our eighth LPO in Charlotte in June of 2022. Charlotte is a dynamic market, and finding an individual with market familiarity was critical. Charles "Chip" Brinkman is using his in-market experience to ensure success of our newest commercial lending office.

DESIGNING *for* OUR FUTURE

Great Southern Bank Express

In January of 2023, we razed our Elfindale banking center to make way for a first-of-its kind facility in Springfield. Great Southern Express will feature four drive-up Interactive Teller Machines (ITMs), or video tellers, for extended banking access. Customers who utilize this new facility will have access to a live Teller from 7 a.m. – 7 p.m. Monday – Sunday and an ATM 24/7. ITMs merge the convenience of a drive-up teller window with the accessibility of an ATM. The Express center is expected to open later this year.





Building our Modern Brand

As part of our ongoing Branch Refresh Program, we completed a total rebuild of our Kimberling City banking center and welcomed customers into the new space in October. The banking center offers better functionality for our customers and associates with a sleek, modern design.

Our Operations Center also received a fresh, contemporary look in 2022. The banking center followed a similar blueprint as previous banking center remodels, with a clean and simplified space for customers to complete their business. The new back-office workspaces feature colorful and inspiring designs. Providing a functional and welcoming environment for our current and prospective associates was a top priority.









2022
Financial Information

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

When used in this Annual Report and in other documents filed or furnished by Great Southern Bancorp, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or stockholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "may," "might," "could," "should," "will likely result," "are expected to," "will continue," "is anticipated," "believe," "estimate," "project," "intends" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements also include, but are not limited to, statements regarding plans, objectives, expectations or consequences of announced transactions, known trends and statements about future performance, operations, products and services of the Company. The Company's ability to predict results or the actual effects of future plans or strategies is inherently uncertain, and the Company's actual results could differ materially from those contained in the forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to: (i) expected revenues, cost savings, earnings accretion, synergies and other benefits from the Company's merger and acquisition activities might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, and labor shortages might be greater than expected; (ii) changes in economic conditions, either nationally or in the Company's market areas; (iii) the remaining effects of the COVID-19 pandemic, including on our credit quality and business operations, as well as its impact on general economic and financial market conditions and other uncertainties resulting from the COVID-19 pandemic; (iv) fluctuations in interest rates and the effects of inflation, a potential recession or slower economic growth caused by changes in energy prices or supply chain disruptions; (v) the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses; (vi) the possibility of realized or unrealized losses on securities held in the Company's investment portfolio; (vii) the Company's ability to access cost-effective funding; (viii) fluctuations in real estate values and both residential and commercial real estate market conditions; (ix) the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; (x) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber-attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (xi) legislative or regulatory changes that adversely affect the Company's business; (xii) changes in accounting policies and practices or accounting standards; (xiii) results of examinations of the Company and Great Southern Bank by their regulators, including the possibility that the regulators may, among other things, require the Company to limit its business activities, change its business mix, increase its allowance for credit losses, write-down assets or increase its capital levels, or affect its ability to borrow funds or maintain or increase deposits, which could adversely affect its liquidity and earnings; (xiv) costs and effects of litigation, including settlements and judgments; (xv) competition; (xvi) uncertainty regarding the future of LIBOR and potential replacement indexes; and (xvii) natural disasters, war, terrorist activities or civil unrest and their effects on economic and business environments in which the Company operates. The Company wishes to advise readers that the factors listed above and other risks described in this report, including, without limitation, those described under "Item 1A. Risk Factors," and from time to time in other documents filed or furnished by the Company with the SEC, could affect the Company's financial performance and cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for Credit Losses and Valuation of Foreclosed Assets

The Company believes that the determination of the allowance for credit losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for credit losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated credit losses. The allowance for credit losses is measured using an average historical loss model that incorporates relevant information about past events (including historical credit loss experience on loans with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. The allowance for credit losses is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics, including borrower type, collateral and repayment types and expected credit loss patterns. Loans that do not share similar risk characteristics, primarily classified and/or TDR loans with a balance greater than or equal to $100,000 which are classified or restructured troubled debt, are evaluated on an individual basis.

For loans evaluated for credit losses on a collective basis, average historical loss rates are calculated for each pool using the Company's historical net charge-offs (combined charge-offs and recoveries by observable historical reporting period) and outstanding loan balances during a lookback period. Lookback periods can be different based on the individual pool and represent management's credit expectations for the pool of loans over the remaining contractual life. In certain loan pools, if the Company's own historical loss rate is not reflective of the loss expectations, the historical loss rate is augmented by industry and peer data. The calculated average net charge-off rate is then adjusted for current conditions and reasonable and supportable forecasts. These adjustments increase or decrease the average historical loss rate to reflect expectations of future losses given economic forecasts of key macroeconomic variables including, but not limited to, unemployment rate, GDP, disposable income and market volatility. The adjustments are based on results from various regression models projecting the impact of the macroeconomic variables to loss rates. The forecast is used for a reasonable and supportable period before reverting back to historical averages using a straight-line method. The forecast adjusted loss rate is applied to the amortized cost of loans over the remaining contractual lives, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals and modifications unless there is a reasonable expectation that a troubled debt restructuring will be executed. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecast such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.

For additional discussion of the allowance for credit losses, see "Item 1. Business – Allowance for Credit Losses and Foreclosed Assets" in the Company's 2022 Annual Report on Form 10-K. Inherent in this process is the evaluation of individual significant credit relationships. From time to time certain credit relationships may deteriorate due to payment performance, cash flow of the borrower, value of collateral, or other factors. In these instances, management may revise its loss estimates and assumptions for these specific credits due to changing circumstances. In some cases, additional losses may be realized; in other instances, the factors that led to the deterioration may improve or the credit may be refinanced elsewhere and allocated allowances may be released from the particular credit. Significant changes were made to management's overall methodology for evaluating the allowance for credit losses during the periods presented in the financial statements of this report due to the adoption of ASU 2016-13.

On January 1, 2021, the Company adopted the new accounting standard related to the Allowance for Credit Losses. For assets held at amortized cost basis, this standard eliminates the probable initial recognition threshold in GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. See *Note 3* of the accompanying financial statements for additional information.

In addition, the Company considers that the determination of the valuations of foreclosed assets held for sale involves a high degree of judgment and complexity. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially from the carrying value reflected in the financial statements, resulting in losses that could adversely impact earnings in future periods.

Goodwill and Intangible Assets

Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a process that estimates the fair value of each of the Company's reporting units compared with its carrying value. The Company defines reporting units as a level below each of its operating segments for which there is discrete financial information that is regularly reviewed. As of December 31, 2022, the Company has one reporting unit to which goodwill has been allocated – the Bank. If the fair value of a reporting unit exceeds its carrying value, then no impairment is recorded. If the carrying value amount exceeds the fair value of a reporting unit, further testing is completed comparing the implied fair value of the reporting unit's goodwill to its carrying value to measure the amount of impairment. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets to their carrying values. At December 31, 2022, goodwill consisted of $5.4 million at the Bank reporting unit, which included goodwill of $4.2 million that was recorded during 2016 related to the acquisition of 12 branches and related deposits in the St. Louis market. Other identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over a period of seven years. In April 2022, the Company, through its subsidiary Great Southern Bank, entered into a naming rights agreement with Missouri State University related to the main arena on the university's campus in Springfield, Missouri. The terms of the agreement provide the naming rights to Great Southern Bank for a total cost of $5.5 million, to be paid over a period of seven years. The Company expects to amortize the intangible asset through non-interest expense over a period not to exceed 15 years. At December 31, 2022, the amortizable intangible assets consisted of core deposit intangibles of $53,000 and the arena naming rights of $5.4 million. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value. See *Note 1* of the accompanying audited financial statements for additional information.

For purposes of testing goodwill for impairment, the Company used a market approach to value its reporting unit. The market approach applies a market multiple, based on observed purchase transactions for each reporting unit, to the metrics appropriate for the valuation of the operating unit. Significant judgment is applied when goodwill is assessed for impairment. This judgment may include developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables and incorporating general economic and market conditions.

Based on the Company's goodwill impairment testing, management does not believe any of the Company's goodwill or other intangible assets were impaired as of December 31, 2022. While management believes no impairment existed at December 31, 2022, different conditions or assumptions used to measure fair value of the reporting unit, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation in the future.

Current Economic Conditions

Changes in economic conditions could cause the values of assets and liabilities recorded in the financial statements to change rapidly, resulting in material future adjustments in asset values, the allowance for credit losses, or capital that could negatively affect the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity. Following the housing and mortgage crisis and correction beginning in mid-2007, the United States entered an economic downturn. Unemployment rose from 4.7% in November 2007 to peak at 10.0% in October 2009. Economic conditions improved in the subsequent years, as indicated by higher consumer confidence levels, increased economic activity and low unemployment levels. The U.S. economy continued to operate at historically strong levels until the COVID-19 pandemic in March 2020, which severely affected tourism, labor markets, business travel, immigration and the global supply chain, among other areas. The economy plunged into recession in the first quarter of 2020, as efforts to contain the spread of the coronavirus forced all but essential business activity, or any work that could not be done from home, to stop, shuttering factories, restaurants, entertainment, sports events, retail shops, personal services, and more. Currently, the pandemic continues to recede and is thus becoming less disruptive to the U.S. and global economies. While there are likely to be future waves of the virus, governments, households and businesses are increasingly adept at adjusting to the virus.

More than 22 million jobs in the U.S. were lost in March and April 2020 as businesses closed their doors or reduced their operations, sending employees home on furlough or layoffs. Hunkered down at home with uncertain incomes and limited buying opportunities, consumer spending plummeted. As a result, gross domestic product (GDP), the broadest measure of the nation's economic output, plunged. The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), a fiscal relief bill passed by Congress and signed by the President in March 2020, injected approximately $3 trillion into the economy through direct payments to individuals and loans to small businesses that would help keep employees on their payroll, fueling a historic bounce-back in economic activity.

Total fiscal support to the economy throughout the pandemic, including the CARES Act passed into law in March 2020, the American Rescue Plan of March 2021, and several smaller fiscal packages, totaled well over $5 trillion. The amount of this support was equal to almost 25% of pre-pandemic 2019 GDP and approximately three times that provided during the global financial crisis of 2007-2008.

Additionally, the Federal Reserve slashed its benchmark interest rate to near zero and ensured credit availability to businesses, households, and municipal governments. The Federal Reserve's efforts largely insulated the financial system from the problems in the economy, a significant difference from the financial crisis of 2007-2008. Purchases of Treasury and agency mortgage-backed securities totaling $120 billion each month by the Federal Reserve commenced shortly after the pandemic began. In November 2021, the Federal Reserve began to taper its quantitative easing (QE), winding down its bond purchases with its final open market purchase conducted on March 9, 2022.

The Federal Reserve raised the federal funds interest rate 4.25% in 2022 and indicates that it expects to continue to further tighten monetary policy. Policymakers are strongly signaling they will raise rates further into 2023, and that they will allow the Fed's balance sheet to shrink through quantitative tightening. The federal government deficit was $2.8 trillion in fiscal 2021, close to $1.4 trillion in fiscal 2022, and is expected to narrow to $850 billion in fiscal 2023. The publicly traded debt-to-GDP ratio is near 95%, up from 80% prior to the pandemic and 35% prior to the global financial crisis. Real gross domestic product (GDP) increased at an annual rate of 2.9% in the fourth quarter of 2022 according to the "advance" estimate released by the Bureau of Economic Analysis. In the third quarter of 2022, real GDP increased 3.2%. The increase in the fourth quarter of 2022 primarily reflected increases in inventory investment and consumer spending that were partly offset by a decrease in housing investment.

Prompting the Fed to take such a hawkish policy stance is the painfully high inflation, prompted largely by pandemic-related disruptions to global supply chains and labor markets, and Russia's invasion of Ukraine, which pushed up oil and other commodity prices. Adding to the pressure to act is the resilient growth in jobs, low unemployment in the mid-3s (consistent with full employment), and overly strong wage growth. The unemployment rate returned to its post-pandemic low of 3.5%, and it did so even as the labor force expanded by 439,000 and the participation rate edged higher to 62.3%. The unemployment rate was down or unchanged across most major demographic groups. However, the least educated workers saw an increase in joblessness from 4.4% to 5%. The Fed increased the fed funds rate by 50 basis points at the December 2022 meeting of the Federal Open Market Committee and by another 25 basis points at its meeting on January 31 – February 1, 2023. This brought the funds rate target to 4.5% to 4.75%. The Fed also continues to allow the assets on its balance sheet, including more than $8 trillion remaining in Treasury and mortgage-backed securities, to mature and prepay. Nearly $100 billion in securities are expected to run off monthly.

Persistent shortages of materials and labor and snags in supply chains have caused prices to vault higher for months. The annual increase in the inflation rate as of December 2022 was 6.5% compared to December 2021 as measured by the consumer price index.

The recently passed Inflation Reduction Act raises nearly $750 billion over the next decade through higher taxes on large corporations and wealthy individuals and lower Medicare prescription drug costs, to pay for nearly $450 billion in tax credits and deductions and additional government spending to address climate change and lower health insurance premiums for Americans who benefit from the Affordable Care Act. The remaining more than $300 billion is intended to go toward reducing future budget deficits.

OPEC's recent decision to cut its production quotas has pushed oil prices back up toward $100 per barrel. Prices had slumped to less than $90 per barrel on a weaker global economy and oil demand, the strong U.S. dollar, and the European Union's slow implementation of sanctions on its imports of Russian oil.

Ten-year Treasury yields are close to 4% as global bond investors digest the implications of the Fed's aggressive monetary actions. Yields are consistent with their estimated long-run equilibrium, which is consistent with Moody's Analytic's estimate of nominal potential GDP growth of 4% (2% long-run inflation plus 2% real potential GDP growth).

Employment

The national unemployment rate edged down to 3.5% in December 2022, a decrease from 3.9% in December 2021. The number of unemployed individuals decreased to 5.7 million, with the economy adding 223,000 jobs in December 2022. The economy has added 4.5 million jobs for a total of more than 10.7 million new jobs over the past two years. Unemployment levels have now recovered to pre-pandemic levels as of February 2020 when the unemployment rate registered at 3.5% and there were 5.7 million unemployed individuals.

Notable job gains occurring in December 2022 were in the leisure and hospitality, healthcare, construction and social assistance sectors. Job cuts in technology and housing have occurred in recent months due to concerns of a recession as the Federal Reserve aggressively tightens monetary policy to quell inflation.

As of December 2022, the labor force participation rate (the share of working-age Americans employed or actively looking for a job) remained little changed at 62.3%. The unemployment rate for the Midwest, where the Company conducts most of its business, has decreased from 4% in December 2021 to 3.6% in December 2022. Unemployment rates for December 2022 in the states where the Company has a branch or loan production offices were Arizona at 4.0%, Arkansas at 3.6%, Colorado at 3.3%, Georgia at 3.0%, Illinois at 4.7%, Iowa at 3.1%, Kansas at 2.9%, Minnesota at 2.5%, Missouri at 2.8%, Nebraska at 2.6%, North Carolina at 3.9%, Oklahoma at 3.4%, and Texas at 3.9%. Of the metropolitan areas in which the Company does business, most are below the national unemployment rate of 3.5% for December 2022, with the major outlier being Chicago at 4.2%.

Single Family Housing

Sales of new single-family houses in December 2022 were at a seasonally adjusted annual rate of 616,000, according to U.S. Census Bureau and Department of Housing and Urban Development estimates. This is 2.3% above the revised November 2022 rate of 602,000 but 28.6% below the December 2021 estimate of 839,000. An estimated 644,000 new homes were sold in 2022. This is 16.4% below the 2021 total of 771,000.

The median new home sales price in December 2022 was $442,100, up from $410,000 in December 2021. The average sales price in December 2022 of $528,400 was up from $491,000 in December 2021. The inventory of new homes for sale, at an estimated 461,000 at the end of December 2022, would support 9.0 months of sales at the current sales rate.

National existing-home sales in December 2022 declined for the eleventh consecutive month to a seasonally adjusted annual rate of 4.02 million. Sales were down 1.5% from November 2022 and 34.0% from December 2021. Existing–home sales in the Midwest slid 1.0% from November 2022 to an annual rate of 1.01 million in December 2022, falling 30.3% from December 2021 sales.

The median existing-home sales price nationally as of December 30, 2022 climbed 2.3% to $366,900 from $358,800 as of December 2021. This marked 130 consecutive months of year-over-year increases, the longest running streak on record. The median price in the Midwest was $262,000, up 2.9% from the prior year median Midwest price.

Nationally, properties on average remained on the market for 26 days in December 2022, up from 24 days in November 2022 and 19 days in December 2021.

The inventory of unsold existing homes at the end of December 2022 was 970,000, which was down 13.4% from November 2022 but up 10.2% from December 2021. Unsold inventory in December 2022 represents 2.9 months' supply at the current monthly sales pace, down from 3.3 months in November but up from 1.7 months in December 2021.

The housing market continues to feel the impact of sharply rising mortgage rates and higher inflation on housing affordability. If consumer price inflation continues to remain at current levels, mortgage rates can be expected to move higher. Additionally, while home prices have consistently increased due to tight supply, prices may decline as available inventory increases due to lower demand.

First-time buyers accounted for 31% of sales in December 2022, up from 28% in November 2022 and 30% in December 2021.

According to Freddie Mac, the average commitment rate for a 30-year, conventional, fixed-rate mortgage was 6.33% as of December 2022 which is up from 3.56% as of December 2021. The average for all of 2022 was 5.34%.

Multi-Family Housing and Commercial Real Estate

During 2021, multi-family demand significantly outpaced supply additions and drove rent growth to new records. In 2022, demand receded well below new deliveries as economic uncertainty held back household formations. With new deliveries outpacing demand, national year-over-year rent growth pulled back dramatically from 11.0% to 3.1%

Midwest and Northeast markets fared the best over the past 12 months, with rent growth down marginally. St. Louis and Kansas City registered 2022 annual rent growth of 5.7%, which remains significantly higher than their 5-year pre-pandemic average. The overall downward movement of rents may continue during 2023 as the risk of recession hangs over the economy, holding back multifamily demand.

Nationally, absorption totaled only 141,000 units in 2022, well below the record totals posted in 2021 but also below average compared to pre-pandemic figures. This is a concern as the majority of demand occurred during the first two quarters of the year and trended much weaker in the second half of 2022. The tempering of demand was likely due to rising inflation cutting into potential renter households' budgets.

The moderating absorption nationally conversely hit at an inopportune time, as 435,000 new units were delivered during the fourth quarter of 2022. The resulting supply/demand imbalance pushed the vacancy rate up to up to 6.5%. While no oversupply of multifamily exists nationally, there are several markets in which construction deliveries have outpaced recent demand growth.

Vacancy rates in 1 & 2 Star and the 3 Star properties remain below the national 6.3% vacancy rate. On the other side of the price spectrum, 4 & 5 Star assets have recently been witnessing a vacancy rate increase after hitting an all-time low in the third quarter of 2021 of 6.4%. The 4 & 5 Star vacancy rate since then has increased to 8.3% at the end of 2022.

As most new developments are luxury mid- and high-rise buildings, a slowing of demand at this price point will immediately impact overall vacancy rates. New developments at the luxury price point cannot readily increase demand for their units by trying to draw 3 Star households with large concession packages. Therefore, the potential demand for newly developed 4 & 5 Star properties remains dependent on an expanding pool of high-income renter households.

Investment capital remained focused on the multifamily sector during the fourth quarter of 2022, as multifamily transaction activity topped the four major real estate sectors. However, the combination of rising interest rates, more expensive debt and lower pro-forma rents may lead to 4 and 5 Star cap rates rising during 2023. Some investors have already moved to the sidelines as they await further signaling on the direction of economic growth and the Federal Reserve's inflation fighting.

As of December 31, 2022, national multifamily market vacancy rates increased to 6.4%. Our market areas reflected the following apartment vacancy levels as of December 2022: Springfield, Missouri at 3.1%, St. Louis at 8.7%, Kansas City at 6.7%, Minneapolis at 7.4%, Tulsa, Oklahoma at 8.1%, Dallas-Fort Worth at 8.2 %, Chicago at 5.4%, Atlanta at 9.0%, Phoenix at 9.2%, Denver at 7.7% and Charlotte, North Carolina at 8.8%.

Job growth in major office-using industries turned negative at the end of 2022. The pace of layoffs accelerated, especially in the technology sector, which had previously been in an expansion mode. Uncertainty remains the prevailing theme, as firms continue to debate workplace schedules and assess real estate requirements. Multiple factors could stress both office leasing and sales activity and pricing in the office market going forward; including higher interest rates and subsequent cost of debt, slowing economic growth and a continued shift to remote and hybrid workplace schedules. The current oversupply of available space, both existing and forthcoming, point to downside risk with a full recovery in the office market likely a long-term proposition.

As of December 31, 2022, national office vacancy rates increased to 12.7% from 12.5% as of September 30, 2022, while our market areas reflected the following vacancy levels at December 31, 2022: Springfield, Missouri at 4.3%, St. Louis at 10.2%, Kansas City at 10.6%, Minneapolis at 10.9%, Tulsa, Oklahoma at 11.3%, Dallas-Fort Worth at 17.7%, Chicago at 15.2%, Atlanta at 14.2%, Denver at 14.7%, Phoenix at 15.2% and Charlotte, North Carolina at 12.1%.

The retail sector remains in expansion mode despite growing headwinds from inflation and rising interest rates. Overall, consumers continue to spend at a very healthy clip, though the increased cost of necessities such as food, gas, and housing are starting to weigh on the real growth of spending for non-essential goods. Leasing activity for smaller spaces is being overwhelmingly driven by growth in quick service restaurants and cellular service retailers. While demand for retail space is on the rise, construction activity continues to fall. Most recent construction activity has consisted of single-tenant build-to-suits or smaller ground floor spaces in mixed-use developments. Due to growing demand and minimal new supply, vacancy rates declined across most retail segments as of fourth quarter of 2022. Rents increased at 3.8% over the most recent 12 month period, with retail tenants appearing to shrug off concerns surrounding inflation, rising interest rates and a potential recession. However, rent growth has slowed in each of the past two quarters and is forecast to decelerate further over coming quarters due to above-average inflation.

During the fourth quarter of 2022, national retail vacancy rates declined slightly to 4.2% while our market areas reflected the following vacancy levels: Springfield, Missouri at 3.3%, St. Louis at 5.1%, Kansas City at 4.2%, Minneapolis at 3.1%, Tulsa, Oklahoma at 3.2%, Dallas-Fort Worth at 4.7%, Chicago at 5.4%, Atlanta at 3.8%, Phoenix at 5.2%, Denver at 4.0%, and Charlotte, North Carolina at 3.5 %.

The U.S. has been in the midst of a historic boom in household spending on retail goods (both online and in store), all of which need to be stored in logistics properties across the country before reaching the end consumer. U.S. industrial leasing has held up remarkably well despite rising interest rates and stubbornly high inflation rates eroding household purchasing power. Even when adjusted for inflation, consumer goods sales are still booming and coming in well above their pre-pandemic growth trend every month.

The supply of U.S. industrial properties is set to grow by almost 4% in 2023, marking the fastest pace of supply growth the market has seen in more than three decades. Construction starts on new industrial projects peaked during the first three quarters of 2022. With typical construction times for these projects of about one year, deliveries look set to remain elevated throughout 2023. Amid increased concerns of rising interest rates causing values of newly-delivered projects to dip below replacement costs, developers pulled back 30-40% on construction starts during fourth quarter of 2022. This pullback signals that by spring 2024, the number of new projects completing construction each quarter will begin to slow. This slowdown will somewhat be mitigated by the planned opening of 18+ electric vehicle, battery and semiconductor plants across the U.S. during 2024-2025 which may result in millions of additional square footage leasing over that period.

A decline in rent growth during 2024-25 is anticipated due the elevated deliveries with industrial rent growth already slowing heading into 2023, from the 3% quarterly gains recorded a year ago to 2% quarterly growth as of first quarter 2023. Increases in rent growth look unlikely in 2023, as landlords may be contending with a high number of speculative development projects completing at a time when 2022's sharp interest rate increases will likely still be weighing on the macro economy.

At December 31, 2022, national industrial vacancy rates increased slightly to 4.2% over the previously recorded record low of 4.0% during third quarter 2022. Our market areas reflected the following vacancy levels: Springfield, Missouri at 1.2%, St. Louis at 4.2%, Kansas City at 3.3%, Minneapolis at 3.0%, Tulsa, Oklahoma at 4.2%, Dallas-Fort Worth at 5.7%, Chicago at 3.9%, Atlanta at 3.9%, Phoenix at 4.9%, Denver at 6.0% and Charlotte, North Carolina at 5.3%.

Our management will continue to monitor regional, national, and global economic indicators such as unemployment, GDP, housing starts and prices, consumer sentiment, commercial real estate price index and commercial real estate occupancy, absorption and rental rates, as these could significantly affect customers in each of our market area.

COVID-19 Impact to Our Business and Response

Great Southern continues to monitor and respond to the effects of the COVID-19 pandemic. As always, the health, safety and well-being of our customers, associates and communities, while maintaining uninterrupted service, are the Company's top priorities. Centers for Disease Control and Prevention (CDC) guidelines, as well as directives from federal, state and local officials, are being closely followed to make informed operational decisions, if necessary.

Customers can conduct their banking business using our banking center network, online and mobile banking services, ATMs, Telephone Banking, and online account opening services.

COVID-19 infection rates currently are relatively low in our markets and the CDC has relaxed most restrictions that were previously in place. In some cases those restrictions have been replaced with recommendations. Also, states and local municipalities may restrict certain activities from time to time. Our business is currently operating normally, similar to operations prior to the onset of the COVID-19 pandemic. We continue to monitor infection rates and other health and economic indicators to ensure we are prepared to respond to future challenges, should they arise.

Paycheck Protection Program Loans

Great Southern actively participated in the Paycheck Protection Program ("PPP") through the SBA. In total, we originated approximately 3,250 PPP loans, totaling approximately $179 million. SBA forgiveness was approved and processed, and full repayment proceeds were received by us, for virtually all of these PPP loans during 2021 and early 2022.

Great Southern received fees from the SBA for originating PPP loans based on the amount of each loan. At December 31, 2022, there were no material remaining net deferred fees related to PPP loans. The fees, net of origination costs, were deferred in accordance with standard accounting practices and accreted to interest income on loans over the contractual life of each loan. If loans are repaid prior to their contractual maturity date, remaining deferred fees are accreted to interest income at that time. In the years ended December 31, 2022 and 2021, Great Southern recorded approximately $502,000 and $5.5 million, respectively, of net deferred fees in interest income on PPP loans.

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, the Bank, depend primarily on its net interest income, as well as provisions for credit losses and the level of non-interest income and non-interest expense. Net interest income is the difference between the interest income the Bank earns on its loans and investment portfolios, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

In the year ended December 31, 2022, Great Southern's total assets increased $230.8 million, or 4.2%, from $5.45 billion at December 31, 2021, to $5.68 billion at December 31, 2022. Full details of the current year changes in total assets are provided below, under "Comparison of Financial Condition at December 31, 2022 and December 31, 2021."

Loans. In the year ended December 31, 2022, Great Southern's net loans increased $499.3 million, or 12.5%, from $4.01 billion at December 31, 2021, to $4.51 billion at December 31, 2022. This increase was primarily in one- to four-family residential loans, construction loans, other residential (multi-family) loans, and commercial real estate loans. As loan demand is affected by a variety of factors, including general economic conditions, and because of the competition we face and our focus on pricing discipline and credit quality, we cannot be assured that our loan growth will match or exceed the average level of growth achieved in prior years. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels.

Recent growth has occurred in some loan types, primarily other residential (multi-family), commercial real estate and one- to four family residential real estate, and in most of Great Southern's primary lending locations, including Springfield, St. Louis, Kansas City, Des Moines and Minneapolis, as well as our loan production offices in Atlanta, Charlotte, Chicago, Dallas, Denver, Omaha, Phoenix and Tulsa. Certain minimum underwriting standards and monitoring help assure the Company's portfolio quality. Great Southern's loan committee reviews and approves all new loan originations in excess of lender approval authorities. Generally, the Company considers commercial construction, consumer, other residential (multi-family) and commercial real estate loans to involve a higher degree of risk compared to some other types of loans, such as first mortgage loans on one- to four-family, owner-occupied residential properties. For other residential (multi-family), commercial real estate, commercial business and construction loans, the credits are subject to an analysis of the borrower's and guarantor's financial condition, credit history, verification of liquid assets, collateral, market analysis and repayment ability. It has been, and continues to be, Great Southern's practice to verify information from potential borrowers regarding assets, income or payment ability and credit ratings as applicable and as required by the authority approving the loan. To minimize construction risk, projects are monitored as construction draws are requested by comparison to budget and with progress verified through property inspections. The geographic and product diversity of collateral, equity requirements and limitations on speculative construction projects help to mitigate overall risk in these loans. Underwriting standards for all loans also include loan-to-value ratio limitations which vary depending on collateral type, debt service coverage ratios or debt payment to income ratio guidelines, where applicable, credit histories, use of guaranties and other recommended terms relating to equity requirements, amortization, and maturity. Consumer loans, other than home equity loans, are primarily secured by new and used motor vehicles and these loans are also subject to certain minimum underwriting standards to assure portfolio quality. In 2019, the Company discontinued indirect auto loan originations.

Of the total loan portfolio at December 31, 2022 and 2021, 89.4% and 88.1%, respectively, was secured by real estate, as this is the Bank's primary focus in its lending efforts. At December 31, 2022 and 2021, commercial real estate and commercial construction loans were 50.8% and 52.6% of the Bank's total loan portfolio, respectively. Commercial real estate and commercial construction loans generally afford the Bank an opportunity to increase the yield on, and the proportion of interest rate sensitive loans in, its portfolio. They do, however, present somewhat greater risk to the Bank because they may be more adversely affected by conditions in the real estate markets or in the economy generally. At December 31, 2022, loans made in the Springfield, Missouri metropolitan statistical area (Springfield MSA) comprised 7% of the Bank's total loan portfolio, compared to 8% at December 31, 2021. The Company's headquarters are located in Springfield and we have operated in this market since 1923. Loans made in the St. Louis metropolitan statistical area (St. Louis MSA) comprised 18% of the Bank's total loan portfolio at December 31, 2022, compared to 19% at December 31, 2021. The Company's expansion into the St. Louis MSA beginning in May 2009 has provided an opportunity to not only diversify from the Springfield MSA, but also has provided access to a larger economy with increased lending opportunities despite higher levels of competition. Loans made in the St. Louis MSA are primarily commercial real estate, commercial business and other residential (multi-family) loans, which are less likely to be impacted by the higher levels of unemployment rates, as mentioned above under "Current Economic Conditions," than if the focus were on one- to four-family residential and consumer loans. For further discussions of the Bank's loan portfolio, and specifically, commercial real estate and commercial construction loans, see "Item 1. Business – Lending Activities" in the Company's 2022 Annual Report on Form 10-K.

The percentage of fixed-rate loans in our loan portfolio has been as much as 44% in recent years and was 38% as of December 31, 2022. The majority of the increase in fixed rate loans over the past few years was in commercial real estate, which typically has short durations within our portfolio. Of the total amount of fixed rate loans in our portfolio as of December 31, 2022, approximately 78% mature within the next five years and therefore are not considered to create significant long-term interest rate risk for the Company. Fixed rate loans make up only a portion of our balance sheet and our overall interest rate risk strategy. As of December 31, 2022, our interest rate risk models indicated a one-year interest rate earnings sensitivity position that is moderately positive in an increasing rate environment. For further discussion of our interest rate sensitivity gap and the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes." For discussion of the risk factors associated with interest rate changes, see "Risk Factors – We may be adversely affected by interest rate changes."

While our policy allows us to lend up to 95% of the appraised value on one-to four-family residential properties, originations of loans with loan-to-value ratios at that level are minimal. Private mortgage insurance is typically required for loan amounts above the 80% level. Few exceptions occur and would be based on analyses which determined minimal transactional risk to be involved. We consider these lending practices to be consistent with or more conservative than what we believe to be the norm for banks our size. At December 31, 2022, 0.2% of our owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination. At December 31, 2021, 0.3% of our owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination. At December 31, 2022 and 2021, an estimated 0.2% and 0.2%, respectively, of total non-owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination.

At December 31, 2022, TDRs totaled $2.9 million, or 0.06% of total loans, a decrease of $902,000 from $3.9 million, or 0.1% of total loans, at December 31, 2021. Concessions granted to borrowers experiencing financial difficulties may include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. For TDRs occurring during the year ended December 31, 2022, none were restructured into multiple new loans. For TDRs occurring during the year ended December 31, 2021, one loan totaling $45,000 was restructured into multiple new loans. For further information on TDRs, see *Note 3* of accompanying audited financial statements.

The level of non-performing loans and foreclosed assets affects our net interest income and net income. We generally do not accrue interest income on these loans and do not recognize interest income until the loans are repaid or interest payments have been made for a period of time sufficient to provide evidence of performance on the loans. Generally, the higher the level of non-performing assets, the greater the negative impact on interest income and net income.

The Company continues its preparation for discontinuation of use of interest rates such as LIBOR. LIBOR is a benchmark interest rate referenced in a variety of agreements used by the Company, but by far the most significant area impacted by LIBOR is related to commercial and residential mortgage loans. After 2021, certain LIBOR rates may no longer be published and it is expected to eventually be discontinued as a reference rate by June 2023. Other interest rates used globally could be discontinued for similar reasons.

The Company has been regularly monitoring its portfolio of loans tied to LIBOR since 2019, with specific groups of loans identified. The Company implemented LIBOR fallback language for all commercial loan transactions near the end of 2018, with such language utilized for all commercial loan originations and renewals/modifications since that time. The Company is monitoring the remaining group of loans that were originated prior to the fourth quarter of 2018, and have not been renewed or modified since that time. At December 31, 2022, this represented approximately 29 commercial loans totaling approximately $49 million; however, only 24 of those loans, totaling $40 million, mature after June 2023 (the date upon which the LIBOR indices used by the Company are expected to no longer be available). The Company also has a portfolio of residential mortgage loans tied to LIBOR indices with standard index replacement language included (approximately $359 million at December 31, 2022), and that portfolio is being monitored for potential changes that may be facilitated by the mortgage industry. The vast majority of the loan portfolio tied to LIBOR now includes LIBOR replacement language that identifies "trigger" events for the cessation of LIBOR and the steps that the Company will take upon the occurrence of one or more of those events, including adjustments to any rate margin to ensure that the replacement interest rate on the loan is substantially similar to the previous LIBOR-based rate.

Available-for-sale Securities. In the year ended December 31, 2022, available-for-sale securities decreased $10.4 million, or 2.1%, from $501.0 million at December 31, 2021, to $490.6 million at December 31, 2022. The decrease was primarily due to $226.5 million in available-for-sale securities being transferred to held-to-maturity during the year and calls of municipal securities and normal monthly payments received related to the portfolio of U.S. Government agency mortgage-backed securities and collateralized mortgage obligations. In determining securities that were elected to be transferred to the held-to-maturity category, the Company reviewed all of its investment securities purchased prior to 2022 and determined that certain of those securities, for various reasons, would likely be held to their maturity or full repayment prior to contractual maturity. The decrease was mostly offset with purchases of U.S. Government agency fixed-rate single-family and multi-family mortgage-backed securities and collateralized mortgage obligations. The Company used excess liquid funds and loan repayments to fund this increase in investment securities. For further information on investment securities, see *Note 2* of the accompanying audited financial statements.

Held-to-maturity Securities. In the year ended December 31, 2022, as noted above, available-for-sale securities of $226.5 million were transferred to held-to-maturity. This transfer included $220.2 million of mortgage-backed securities and collateralized mortgage obligations and $6.3 million in municipal securities. At December 31, 2022 the balance of held-to-maturity securities was $202.5 million.

Deposits. The Company attracts deposit accounts through its retail branch network, correspondent banking and corporate services areas, internet channels and brokered deposits. The Company then utilizes these deposit funds, along with FHLBank advances and other borrowings, to meet loan demand or otherwise fund its activities. In the year ended December 31, 2022, total deposit balances increased $132.8 million, or 2.9%. Transaction account balances decreased $338.9 million and retail certificates of deposit increased $127.6 million compared to December 31, 2021. The decrease in transaction accounts were primarily a result of decreased balances in non-interest accounts, money market deposit accounts and certain NOW account types. Balance decreases occurred in both individual and small business accounts, and appear to be the result of a partial runoff of "pandemic deposits" that increased significantly during 2020 and 2021. In addition, some accounts that carried higher balances may have chosen to move funds into different checking account types or time deposits that now have a higher rate of interest. Retail certificates of deposit increased due to retail certificates generated through the banking center network. Time deposits initiated through internet channels experienced a planned decrease as part of the Company's balance sheet management between funding sources. Brokered deposits, including IntraFi program purchased funds, were $411.5 million at December 31, 2022, an increase of $344.1 million from $67.4 million at December 31, 2021. The Company uses brokered deposits of select maturities from time to time to supplement its various funding channels and to manage interest rate risk.

Our deposit balances may fluctuate depending on customer preferences and our relative need for funding. We do not consider our retail certificates of deposit to be guaranteed long-term funding because customers can withdraw their funds at any time with minimal interest penalty. When loan demand trends upward, we can increase rates paid on deposits to attract more deposits and utilize brokered deposits to provide additional funding. The level of competition for deposits in our markets is high. It is our goal to gain deposit market share, particularly checking accounts, in our branch footprint. To accomplish this goal, increasing rates to attract deposits may be necessary, which could negatively impact the Company's net interest margin.

Our ability to fund growth in future periods may also depend on our ability to continue to access brokered deposits and FHLBank advances. In times when our loan demand has outpaced our generation of new deposits, we have utilized brokered deposits and FHLBank advances to fund these loans. These funding sources have been attractive to us because we can create either fixed or variable rate funding, as desired, which more closely matches the interest rate nature of much of our loan portfolio. It also gives us greater flexibility in increasing or decreasing the duration of our funding. While we do not currently anticipate that our ability to access these sources will be reduced or eliminated in future periods, if this should happen, the limitation on our ability to fund additional loans could have a material adverse effect on our business, financial condition and results of operations.

Securities sold under reverse repurchase agreements with customers. Securities sold under reverse repurchase agreements with customers increased $39.7 million from $137.1 million at December 31, 2021 to $176.8 million at December 31, 2022. These balances fluctuate over time based on customer demand for this product.

Federal Home Loan Bank Advances and Short Term Borrowings. The Company's FHLBank term advances were $-0- at both December 31, 2022 and December 31, 2021. At December 31, 2022 there was $88.5 million in overnight borrowings from the FHLBank, which are included in short term borrowings. At December 31, 2021 there were no overnight borrowings from the FHLBank.

Short term borrowings and other interest-bearing liabilities increased $87.7 million from $1.8 million at December 31, 2021 to $89.6 million at December 31, 2022. The Company may utilize both overnight borrowings and short-term FHLBank advances depending on relative interest rates.

Net Interest Income and Interest Rate Risk Management. Our net interest income may be affected positively or negatively by changes in market interest rates. A large portion of our loan portfolio is tied to one-month LIBOR or SOFR, three-month LIBOR or SOFR or the "prime rate" and adjusts immediately or shortly after the index rate adjusts (subject to the effect of contractual interest rate floors on some of the loans, which are discussed below). We monitor our sensitivity to interest rate changes on an ongoing basis (see "Quantitative and Qualitative Disclosures About Market Risk").

The current level and shape of the interest rate yield curve poses challenges for interest rate risk management. Prior to its increase of 0.25% on December 16, 2015, the FRB had last changed interest rates on December 16, 2008. This was the first rate increase since September 29, 2006. The FRB also implemented rate change increases of 0.25% on eight additional occasions beginning December 14, 2016 and through December 31, 2018, with the Federal Funds rate reaching as high as 2.50%. After December 2018, the FRB paused its rate increases and, in July, September and October 2019, implemented rate decreases of 0.25% on each of those occasions. At December 31, 2019, the Federal Funds rate was 1.75%. In response to the COVID-19 pandemic, the FRB decreased interest rates on two occasions in March 2020, a 0.50% decrease on March 3 and a 1.00% decrease on March 16. At December 31, 2021, the Federal Funds rate was 0.25%. In 2022, the FRB implemented rate increases of 0.25%, 0.50%, 0.75%, 0.75%, 0.75%, 0.75% and 0.50% in March, May, June, July, September, November and December 2022, respectively. At December 31, 2022, the Federal Funds rate was 4.50%, and currently is 4.75%. Financial markets expect further increases in Federal Funds interest rates in the first half of 2023, with 0.50-1.00% of additional cumulative rate hikes currently anticipated. A substantial portion of Great Southern's loan portfolio ($958.8 million at December 31, 2022) is tied to the one-month or three-month LIBOR index and will be subject to adjustment at least once within 90 days after December 31, 2022. Of these loans, $958.4 million had interest rate floors. Great Southern's loan portfolio also includes loans ($501.2 million at December 31, 2022) tied to various SOFR indexes that will be subject to adjustment at least once within 90 days after December 31, 2022. Of these loans, $501.2 million had interest rate floors. Great Southern also has a portfolio of loans ($747.6 million at December 31, 2022) tied to a "prime rate" of interest that will adjust immediately or within 90 days of a change to the "prime rate" of interest. Of these loans, $734.6 million had interest rate floors at various rates. Great Southern also has a portfolio of loans ($6.7 million at December 31, 2022) tied to an AMERIBOR index that will adjust immediately or within 90 days of a change to the "prime rate" of interest. All of these loans had interest rate floors at various rates. At December 31, 2022, nearly all of these LIBOR/SOFR and "prime rate" loans had fully-indexed rates that were at or above their floor rate and so are expected to move fully with future market interest rate increases.

A rate cut by the FRB generally would have an anticipated immediate negative impact on the Company's net interest income due to the large total balance of loans tied to the one-month or three-month LIBOR index, SOFR indices or the "prime rate" index and will be subject to adjustment at least once within 90 days or loans which generally adjust immediately as the Federal Funds rate adjusts. Interest rate floors may at least partially mitigate the negative impact of interest rate decreases. Loans at their floor rates are, however, subject to the risk that borrowers will seek to refinance elsewhere at the lower market rate. There may also be a negative impact on the Company's net interest income if the Company's is unable to significantly lower its funding costs due to a highly competitive rate environment, although interest rates on assets may decline further. Conversely, market interest rate increases would normally result in increased interest rates on our LIBOR-based, SOFR-based and prime-based loans.

As of December 31, 2022, Great Southern's interest rate risk models indicate that, generally, rising interest rates are expected to have a positive impact on the Company's net interest income, while declining interest rates are expected to have a negative impact on net interest income. We model various interest rate scenarios for rising and falling rates, including both parallel and non-parallel shifts in rates. The results of our modeling indicate that net interest income is not likely to be significantly affected either positively or negatively in the first twelve months following relatively minor changes in market interest rates because our portfolios are relatively well-matched in a twelve-month horizon. In a situation where market interest rates increase significantly in a short period of time, our net interest margin increase may be more pronounced in the very near term (first one to three months), due to fairly rapid increases in LIBOR interest rates, SOFR interest rates and "prime" interest rates. In a situation where market interest rates decrease significantly in a short period of time, as they did in March 2020, our net interest margin decrease may be more pronounced in the very near term (first one to three months), due to fairly rapid decreases in LIBOR interest rates, SOFR interest rates and "prime" interest rates. In the subsequent months we expect that the net interest margin would stabilize and begin to improve, as renewal interest rates on maturing time deposits are expected to decrease compared to the current rates paid on those products. During 2020, we did experience some compression of our net interest margin percentage due to 2.25% of Federal Fund rate cuts during the nine month period of July 2019 through March 2020. Margin compression primarily resulted from changes in the asset mix, mainly the addition of lower-yielding assets and the issuance of subordinated notes during 2020 and the net interest margin remained lower than our historical average in 2021. LIBOR interest rates decreased significantly in 2020 and remained very low in 2021, putting pressure on loan yields, and strong pricing competition for loans and deposits remains in most of our markets. Beginning in March 2022, market interest rates, including LIBOR interest rates, SOFR interest rates and "prime" interest rates, began to increase rapidly. This has resulted in increasing loan yields and expansion of our net interest income and net interest margin in 2022. For further discussion of the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes."

Non-Interest Income and Operating Expenses. The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of service charges and ATM fees, POS interchange fees, late charges and prepayment fees on loans, gains on sales of loans and available-for-sale investments and other general operating income. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, expenses related to foreclosed assets, postage, FDIC deposit insurance, advertising and public relations, telephone, professional fees, office expenses and other general operating expenses. Details of the current period changes in non-interest income and non-interest expense are provided under "Results of Operations and Comparison for the Years Ended December 31, 2022 and 2021."

Business Initiatives

The Company's 92 banking centers and its loan production offices are consistently reviewed to measure performance and to ensure responsiveness to changing customer needs and preferences. As such, the Company may open banking centers and loan production offices and invest resources where customer demand leads, and from time to time, consolidate banking centers or even exit markets when conditions dictate.

Several banking center changes were initiated in 2022 and are planned for 2023:

- In the St. Louis market, a low-transaction banking center inside an office building at 8235 Forsyth Boulevard in the Clayton area was consolidated into a nearby Brentwood-area office at 2435 S. Brentwood in August 2022. The commercial lending team continues to serve customers from the Clayton office location. Great Southern operates 17 banking centers in the St. Louis metro market.

- In Kimberling City, Missouri, a newly-constructed banking center opened in October 2022, replacing the former facility located on the same property at 14309 Highway 13. Including this office, the Company operates three banking centers in the Branson Tri-Lakes area of southwest Missouri.

- In Joplin, Missouri, a leased banking center at 1232 S. Rangeline Road is expected to be consolidated into a nearby office at 2801 E. 32nd Street in March 2023. After this consolidation, the Company will operate one full-service office in Joplin.

- In Springfield, Missouri, a banking center located at 1615 West Sunshine Street was razed in early 2023 to make way for a new Express Center, utilizing only interactive teller machine (ITM) technology to serve customers. The modern four-lane drive-up center is expected to open during the third quarter of 2023 and will be the first-of-its-kind in the Springfield market. ITMs, also known as video remote tellers, offer an ATM-like interface, but with the enhancement of a video screen that allows customers to speak directly to a service representative in real time and in a highly personal manner. Nearly any teller transaction that can be performed in the traditional drive-thru can be performed at an ITM, including cashing a check to the penny. ITMs provide convenience and enhanced access for customers, while creating greater operational efficiencies for the Bank.

Commercial loan production offices (LPOs) continue to play a significant role in developing the commercial loan portfolio, providing a wide variety of the Bank's commercial lending services, including commercial real estate loans for new and existing properties and commercial construction loans. Two LPOs were opened in 2022:

- In February 2022, the Company opened an LPO in Phoenix. A local, highly experienced commercial lender was hired to develop commercial lending relationships in the Phoenix market area.

- In June 2022, an LPO was opened in Charlotte, North Carolina, and is managed by a local commercial lending veteran.

The Company now operates eight commercial LPOs, with other offices in Atlanta, Chicago, Dallas, Denver, Omaha, Nebraska, and Tulsa, Oklahoma.

Other corporate initiatives occurred in 2022 or are planned in 2023:

- In November 2022, the Company's Board of Directors approved a new stock repurchase program, which will succeed the existing repurchase program (authorized in January 2022) following the repurchase of the existing program's remaining available shares (approximately 177,000 shares as of December 31, 2022). The new stock repurchase program does not have an expiration date and authorizes the purchase, from time to time, of up to one million additional shares of the Company's common stock.

- To ensure the Company meets, or preferably exceeds, the expectations of our customers, it is imperative to have a modern and progressive information technology platform. In 2021, after a thorough evaluation of industry-leading core banking platforms and other information technology systems, the decision was made to replace the Company's current core banking system and ancillary software with a more modern, futuristic and long-term solution. Since the end of 2021, the Company has been heavily focused on preparing for the systems conversion. This upgrade in the operational platform is expected to provide customers with a superior banking experience, both in-person and digitally. Great Southern associates will also benefit with the use of new and advanced tools and better access to more meaningful information to serve our customers.

- In 2023, Great Southern Bank commemorates its 100th anniversary of serving customers with activities throughout the year. The Bank was originally founded in 1923 with four employees and operated as a savings and loan association in Springfield.

Effect of Federal Laws and Regulations

General. Federal legislation and regulation significantly affect the operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated banking organizations such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Dodd-Frank Act. In 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implemented far-reaching changes across the financial regulatory landscape. Certain aspects of the Dodd-Frank Act have been affected by the more recently enacted Economic Growth Act, as defined and discussed below under "-Economic Growth Act."

Capital Rules. The federal banking agencies have adopted regulatory capital rules that substantially amend the risk-based capital rules applicable to the Bank and the Company. The rules implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to various documents released by the Basel Committee on Banking Supervision. For the Company and the Bank, the general effective date of the rules was January 1, 2015, and, for certain provisions, various phase-in periods and later effective dates apply. The chief features of these rules are summarized below.

The rules refine the definitions of what constitutes regulatory capital and add a new regulatory capital element, common equity Tier 1 capital. The minimum capital ratios are (i) a common equity Tier 1 ("CET1") risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6%; (iii) a total risk-based capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. In addition to the minimum capital ratios, the rules include a capital conservation buffer, under which a banking organization must have CET1 more than 2.5% above each of its minimum risk-based capital ratios in order to avoid restrictions on paying dividends, repurchasing shares, and paying certain discretionary bonuses. The capital conservation buffer became fully implemented on January 1, 2019.

These rules also revised the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels show signs of weakness. Under the revised prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (i) a common equity Tier 1 risk-based capital ratio of at least 6.5%, (ii) a Tier 1 risk-based capital ratio of at least 8%, (iii) a total risk-based capital ratio of at least 10% and (iv) a Tier 1 leverage ratio of 5%, and must not be subject to an order, agreement or directive mandating a specific capital level.

Economic Growth Act. In May 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Economic Growth Act"), was enacted to modify or eliminate certain financial reform rules and regulations, including some implemented under the Dodd-Frank Act. While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion and for large banks with assets of more than $50 billion. Many of these amendments could result in meaningful regulatory changes.

The Economic Growth Act, among other matters, expands the definition of qualified mortgages which may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single "Community Bank Leverage Ratio" ("CBLR") of between 8 and 10 percent. Any qualifying depository institution or its holding company that exceeds the CBLR will be considered to have met generally applicable leverage and risk-based regulatory capital requirements and any qualifying depository institution that exceeds the new ratio will be considered "well-capitalized" under the prompt corrective action rules. Currently, the CBLR is 9.0%. The Company and the Bank have chosen to not utilize the new CBLR due to the Company's size and complexity, including its commercial real estate and construction lending concentrations and significant off-balance sheet funding commitments.

In addition, the Economic Growth Act includes regulatory relief in the areas of examination cycles, call reports, mortgage disclosures and risk weights for certain high-risk commercial real estate loans.

Recent Accounting Pronouncements

See *Note 1* to the accompanying audited financial statements, for a description of recent accounting pronouncements including the respective dates of adoption and expected effects on the Company's financial position and results of operations.

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

During the year ended December 31, 2022, total assets increased by $230.8 million to $5.68 billion. The increase was primarily attributable to increases in loans receivable and held-to-maturity securities, partially offset by decreases in cash and cash equivalents.

Cash and cash equivalents were $168.5 million at December 31, 2022, a decrease of $548.7 million, or 76.5%, from $717.3 million at December 31, 2021. At December 31, 2021, the cash equivalents primarily related to excess funds held at the Federal Reserve Bank. The additional funds were primarily the result of increases in net loan repayments throughout 2021. In 2022, these excess funds were used to purchase new investment securities and originate loans.

The Company's available-for-sale securities decreased $10.4 million, or 2.1%, compared to December 31, 2021. The decrease was primarily related to the transfer of $226.5 million in available-for-sale securities to held-to-maturity during 2022 and by calls of municipal securities and normal monthly payments received related to the portfolio of mortgage-backed securities and collateralized mortgage obligations. This decrease was mostly offset by the purchase of U.S. Government agency fixed-rate single-family or multi-family mortgage-backed securities and collateralized mortgage obligations. The available-for-sale securities portfolio was 8.6% and 9.2% of total assets at December 31, 2022 and December 31, 2021, respectively.

Held-to-maturity securities were $202.5 million at December 31, 2022. As indicated above, during the year ended December 31, 2022, $226.5 million in available-for-sale securities were transferred to held-to-maturity. This included $220.2 million of mortgage-backed securities and collateralized mortgage obligations and $6.3 million in municipal securities. In determining securities that were elected to be transferred to the held-to-maturity category, the Company reviewed all of its investment securities purchased prior to 2022 and determined that certain of those securities, for various reasons, would likely be held to their maturity or full repayment prior to contractual maturity. The held-to-maturity securities portfolio was 3.6% of total assets at December 31, 2022.

Net loans increased $499.3 million from December 31, 2021, to $4.51 billion at December 31, 2022. This increase was primarily in one- to four-family residential loans ($222 million increase), construction loans ($145 million increase), other residential (multi-family) loans ($84 million increase) and commercial real estate loans ($54 million increase). Loan origination volume in 2022 was similar to loan origination volume that occurred in 2020 and 2021; however, the pace of loan payoffs prior to maturity slowed in 2022 due to the increase in market rates of interest.

Total liabilities increased $314.4 million from $4.83 billion at December 31, 2021 to $5.15 billion at December 31, 2022. The increase was primarily due to increases in short-term borrowings from FHLBank, increases in brokered deposits and increases in reverse repurchase agreements with customers.

Total deposits increased $132.8 million, or 2.9%, from $4.55 billion at December 31, 2021 to $4.68 billion at December 31, 2022. Transaction account balances decreased $338.9 million, from $3.59 billion at December 31, 2021 to $3.25 billion at December 31, 2022. Retail certificates of deposit increased $127.6 million compared to December 31, 2021, to $1.02 billion at December 31, 2022. Decreases in transaction account balances were primarily due to decreases in IntraFi Network Reciprocal Deposits and non-interest-bearing checking accounts. Total interest-bearing checking and demand deposit accounts decreased $192.8 million and $146.2 million, respectively. Customer retail time deposits initiated through our banking center network increased $308.9 million and time deposits initiated through our national internet network decreased $151.9 million. The increase in customer retail time deposits initiated through the banking center network was primarily due to targeted promotions that started in late June 2022. Customer deposits at December 31, 2022 and December 31, 2021 totaling $12.4 million and $41.7 million, respectively, were part of the IntraFi Network Deposits program, which allows customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. Brokered deposits increased $344.1 million to $411.5 million at December 31, 2022, compared to $67.4 million at December 31, 2021. Brokered deposits were utilized to fund growth in outstanding loans and to offset reductions in balances in other deposit categories. The Company has the capacity to further expand its use of brokered deposits if it chooses to do so. Of the total brokered deposits at December 31, 2022, $150.0 million were floating rate deposits which adjust daily based on the effective federal funds rate index.

The Company's term Federal Home Loan Bank advances were $-0- at both December 31, 2022 and 2021. At December 31, 2022 there were no borrowings from the FHLBank, other than overnight borrowings, which are included in the short term borrowings category. At December 31, 2021 there were no borrowings from the FHLBank. The Company may utilize both overnight borrowings and short-term FHLBank advances depending on relative interest rates.

Short term borrowings and other interest-bearing liabilities increased $87.7 million from $1.8 million at December 31, 2021 to $89.6 million at December 31, 2022. The short term borrowings included overnight FHLBank borrowings of $88.5 million at December 31, 2022. The short term borrowings included no overnight FHLBank borrowings at December 31, 2021.

Securities sold under reverse repurchase agreements with customers increased $39.7 million, or 29.0%, from $137.1 million at December 31, 2021 to $176.8 million at December 31, 2022. These balances fluctuate over time based on customer demand for this product.

Total stockholders' equity decreased $83.7 million, from $616.8 million at December 31, 2021 to $533.1 million at December 31, 2022. The Company recorded net income of $75.9 million for the year ended December 31, 2022. In addition, total stockholders' equity increased $7.7 million due to issuance of the Company's common stock upon stock option exercises. Total stockholders' equity decreased $61.8 million due to repurchases of the Company's common stock. Accumulated other comprehensive income decreased $86.1 million due to decreases in the fair value of available-for-sale investment securities and the fair value of cash flow hedges, as a result of increased market interest rates. Dividends declared on common stock, which decreased total stockholders' equity, were $19.3 million.

Results of Operations and Comparison for the Years Ended December 31, 2022 and 2021

General

Net income increased $1.3 million, or 1.8%, during the year ended December 31, 2022, compared to the year ended December 31, 2021. Net income was $75.9 million for the year ended December 31, 2022 compared to $74.6 million for the year ended December 31, 2020. This increase was primarily due to an increase in net interest income of $21.7 million, or 12.2%, and a decrease in income tax expense of $1.5 million, or 7.5%, partially offset by an increase in provision for credit losses on loans and unfunded commitments of $11.9 million, or 207.4%, an increase in non-interest expense of $5.7 million, or 4.5%, and a decrease in non-interest income of $4.2 million, or 10.9%.

Total Interest Income

Total interest income increased $28.3 million, or 14.2%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was due to a $19.5 million increase in interest income on loans and an $8.8 million increase in interest income on investment securities and other interest-earning assets. Interest income on loans increased for the year ended December 31, 2022 compared to the same period in 2021, primarily due to higher average rates of interest on loans and higher average loan balances. Interest income from investment securities and other interest-earning assets increased during the year ended December

31, 2022 compared to the same period in 2021, due to higher average balances of investment securities combined with higher average rates of interest on investment securities and other interest-earning assets.

Interest Income – Loans

During the year ended December 31, 2022 compared to the year ended December 31, 2021, interest income on loans increased due to higher average balances and average interest rates. Interest income increased $14.5 million as the result of higher average interest rates on loans. The average yield on loans increased from 4.36% during the year ended December 31, 2021 to 4.69% during the year ended December 31, 2022. This increase was primarily due to the repricing of floating rates and the origination of new loans at current market rates in 2022 as market interest rates began to increase significantly. In addition, interest income on loans increased $5.0 million as a result of higher average loan balances, which increased from $4.27 billion during the year ended December 31, 2021, to $4.39 billion during the year ended December 31, 2022. The Company continued to originate loans at a pace similar to prior periods, but overall loan repayments slowed in 2022 compared to the level of repayments in 2021.

Additionally, the Company's interest income on loans included accretion of net deferred fees related to PPP loans originated in 2020 and 2021. Net deferred fees recognized in interest income were $502,000 and $5.5 million in the years ended December 31, 2022 and December 31, 2021, respectively.

In October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a contractual termination date in October 2025. As previously disclosed by the Company, in March 2020, the Company and its swap counterparty mutually agreed to terminate this swap prior to its contractual maturity. The Company was paid $45.9 million from its swap counterparty as a result of this termination. This $45.9 million, less the accrued to date interest portion and net of deferred income taxes, is reflected in the Company's stockholders' equity as Accumulated Other Comprehensive Income and is being accreted to interest income on loans monthly through the original contractual termination date of October 6, 2025. This has the effect of reducing Accumulated Other Comprehensive Income and increasing Net Interest Income and Retained Earnings over the periods. The Company recorded interest income related to the interest rate swap of $8.1 million in each of the years ended December 31, 2022 and December 31, 2021. At December 31, 2022, the Company expected to have a sufficient amount of eligible variable rate loans to continue to accrete this interest income ratably in future periods. If this expectation changes and the amount of eligible variable rate loans decreases significantly, the Company may be required to recognize this interest income more rapidly.

In March 2022, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap is $300 million with a contractual termination date of March 1, 2024. Under the terms of the swap, the Company receives a fixed rate of interest of 1.6725% and pays a floating rate of interest equal to one-month USD-LIBOR (or the equivalent replacement rate if USD-LIBOR rate is not available). The floating rate resets monthly and net settlements of interest due to/from the counterparty also occur monthly. The initial floating rate of interest was set at 0.2414%. To the extent that the fixed rate of interest exceeds one-month USD-LIBOR, the Company will receive net interest settlements, which will be recorded as loan interest income. If one-month USD-LIBOR exceeds the fixed rate of interest, the Company will be required to pay net settlements to the counterparty and will record those net payments as a reduction of interest income on loans. The Company recorded a reduction of loan interest income related to this swap transaction of $941,000 in the year ended December 31, 2022.

In July 2022, the Company entered into two additional interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of each swap is $200 million with an effective date of May 1, 2023 and a termination date of May 1, 2028. Under the terms of one swap, beginning in May 2023, the Company will receive a fixed rate of interest of 2.628% and will pay a floating rate of interest equal to one-month USD-SOFR OIS. Under the terms of the other swap, beginning in May 2023, the Company will receive a fixed rate of interest of 5.725% and will pay a floating rate of interest equal to one-month USD-Prime. In each case, the floating rate will be reset monthly and net settlements of interest due to/from the counterparty will also occur monthly. To the extent the fixed rate of interest exceeds the floating rate of interest, the Company will receive net interest settlements, which will be recorded as loan interest income. If the floating rate of interest exceeds the fixed rate of interest, the Company will be required to pay net settlements to the counterparty and will record those net payments as a reduction of interest income on loans. At December 31, 2022, the USD-Prime rate was 7.50% and the one-month USD-SOFR OIS rate was 4.06173%.

Interest Income - Investments and Other Interest-earning Assets

Interest income on investments increased $7.5 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest income increased $6.4 million as a result of an increase in average balances from $447.9 million during the year ended December 31, 2021, to $675.6 million during the year ended December 31, 2022. Interest income increased $1.1 million due to an increase in average interest rates from 2.61% during the year ended December 31, 2021 to 2.84% during the year ended December 31, 2022, due to higher market rates of interest on investment securities purchased during 2022 compared to securities already in the portfolio. At December 31, 2022, the investment portfolio did not include a material amount of adjustable rate securities.

Interest income on other interest-earning assets increased $1.3 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest income increased $1.5 million as a result of higher average interest rates from 0.13% during the year ended December 31, 2021, to 1.05% during the year ended December 31, 2022. Interest income decreased $134,000 as a result of a decrease in average balances from $552.1 million during the year ended December 31, 2021, to $195.8 million during the year ended December 31, 2022. The increase in the average interest rate was primarily due to the increase in the rate paid on funds held at the Federal Reserve Bank. This rate was increased multiple times in 2022 in conjunction with the increase in the Federal Funds target interest rate.

Total Interest Expense

Total interest expense increased $6.6 million, or 31.9%, during the year ended December 31, 2022, when compared with the year ended December 31, 2021, due to an increase in interest expense on deposits of $7.6 million, or 57.8%, an increase in interest expense on short-term borrowings of $1.1 million, or 100.0%, an increase in interest expense on subordinated debentures issued to capital trusts of $427,000, or 95.3%, and an increase in interest expense on securities sold under reverse repurchase agreements of $287,000, or 775.7%, partially offset by a decrease in interest expense on subordinated notes of $2.7 million, or 31.9%.

Interest Expense - Deposits

Interest expense on demand deposits increased $2.9 million due to an increase in average rates from 0.17% during the year ended December 31, 2021, to 0.30% during the year ended December 31, 2022. In addition, interest on demand deposits increased $52,000 due to an increase in average balances from $2.32 billion in the year ended December 31, 2021, to $2.35 billion in the year ended December 31, 2022. Interest rates paid on demand deposits increased due to significant increases in the federal funds rate of interest and other market interest rates during 2022.

Interest expense on time deposits increased $5.0 million as a result of an increase in average rates of interest from 0.78% during the year ended December 31, 2021, to 1.23% during the year ended December 31, 2022. Partially offsetting that increase, interest expense on time deposits decreased $316,000 due to a decrease in the average balance of time deposits from $1.16 billion during the year ended December 31, 2021, to $1.12 billion during the year ended December 31, 2022. A large portion of the Company's certificate of deposit portfolio matures within six to twelve months and therefore reprices fairly quickly; this is consistent with the portfolio over the past several years. Older certificates of deposit that renewed or were replaced with new deposits in the latter half of 2022 generally resulted in the Company paying a higher rate of interest due to market interest rate increases during 2022. The decrease in average balances of time deposits was a result of decreases in time deposits obtained through on-line channels. On-line channel time deposits were actively reduced by the Company as other deposit sources increased. The Company reduced its rates on these types of time deposits and allowed these deposits to mature without replacement during 2021 and 2022.

Interest Expense - FHLBank Advances; Short-term Borrowings, Repurchase Agreements and Other Interest-bearing Liabilities; Subordinated Debentures Issued to Capital Trust and Subordinated Notes

FHLBank term advances were not utilized during the years ended December 31, 2022 and 2021. FHLBank overnight borrowings were utilized in 2022, but were not utilized in 2021.

Interest expense on reverse repurchase agreements increased $290,000 due to an increase in average rates during the year ended December 31, 2022 when compared to the year ended December 31, 2021. The average rate of interest was 0.24% for the year ended December 31, 2022, compared to 0.03% during the year ended December 31, 2021. The average balance of repurchase agreements decreased $11.2 million from $143.8 million in the year ended December 31, 2021 to $132.6 million in the year ended December 31, 2022, resulting in little change in interest expense.

Interest expense on short-term borrowings and other interest-bearing liabilities increased $676,000 due to an increase in average balances from $1.5 million during the year ended December 31, 2021, to $48.5 million during the year ended December 31, 2022, which was primarily due to changes in the Company's funding needs and the mix of funding, which can fluctuate. Most of this increase was due to the utilization of overnight borrowings from the FHLBank. In addition to this increase, interest expense on short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities increased $390,000 due to average rates that increased from 0.00% in the year ended December 31, 2021, to 2.20% in the year ended December 31, 2022.

During the year ended December 31, 2022, compared to the year ended December 31, 2021, interest expense on subordinated debentures issued to capital trusts increased $427,000 due to higher average interest rates. The average interest rate was 1.74% in 2021, compared to 3.40% in 2022. The interest rate on the subordinated debentures is a floating rate indexed to the three-month LIBOR interest rate. There was no change in the average balance of the subordinated debentures between 2022 and 2021.

In August 2016, the Company issued $75 million of 5.25% fixed-to-floating rate subordinated notes due August 15, 2026. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions and other issuance costs, of approximately $73.5 million. In June 2020, the Company issued $75.0 million of 5.50% fixed-to-floating rate subordinated notes due June 15, 2030. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions and other issuance costs, of approximately $73.5 million. In both cases, the issuance costs are amortized over the expected life of the notes, which is five years from the issuance date, and therefore impact the overall interest expense on the notes. In August 2021, the Company completed the redemption of all of its 5.25% subordinated notes due August 15, 2026. The notes were redeemed for cash by the Company at 100% of their principal amount, plus accrued and unpaid interest. Interest expense on subordinated notes decreased $2.7 million due to a decrease in average balances from $119.8 million during the year ended December 31, 2021 to $74.1 million during the year ended December 31, 2022, due to lower average balances resulting from the redemption of the subordinated notes maturing in 2026.

Net Interest Income

Net interest income for the year ended December 31, 2022 increased $21.7 million, or 12.2%, to $199.6 million, compared to $177.9 million for the year ended December 31, 2021. Net interest margin was 3.80% for the year ended December 31, 2022, compared to 3.37% for the year ended December 31, 2021, an increase of 43 basis points. The Company experienced increases in interest income on both loans and investment securities. The Company experienced increases in interest expense on deposits, short-term borrowings, subordinated debentures issued to capital trust and repurchase agreements, partially offset by a decrease in interest expense on subordinated notes.

The Company's overall interest rate spread increased 37 basis points, or 11.5%, from 3.22% during the year ended December 31, 2021, to 3.59% during the year ended December 31, 2022. The increase was due to a 55 basis point increase in the weighted average yield on interest-earning assets and an 18 basis point increase in the weighted average rate paid on interest-bearing liabilities. In comparing the two years, the yield on loans increased 33 basis points, the yield on investment securities increased 23 basis points and the yield on other interest-earning assets increased 92 basis points. The rate paid on deposits increased 22 basis points, the rate paid on subordinated debentures issued to capital trusts increased 166 basis points, the rate paid on reverse repurchase agreements increased 21 basis points and the rate paid on subordinated notes decreased one basis point. In addition, the Company had outstanding overnight borrowings in the 2022 period, which had an average interest rate of 220 basis points compared to none in the 2021 period.

During the year ended December 31, 2022, the mix of the Company's assets shifted somewhat, with net increases in outstanding loan balances and investment securities. The Company used excess funds that were previously held on account at the Federal Reserve Bank to fund the increases in loans and investments. Loans increased $499.3 million and investment securities increased $192.1 million, while cash and cash equivalents decreased $548.7 million. Also, in the latter half of 2022, the mix of deposits changed somewhat, with non-time account balances trending lower and time deposit balances trending higher. The increased time deposits are a mix of shorter-term retail deposits, fixed-rate brokered deposits callable at the Company's discretion and variable-rate brokered deposits. From time to time, the Company also utilized overnight borrowings from the FHLBank.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for and Allowance for Credit Losses

The Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, effective January 1, 2021. The CECL methodology replaced the incurred loss methodology with a lifetime "expected credit loss" measurement objective for loans, held-to-maturity debt securities and other receivables measured at amortized cost at the time the financial asset is originated or acquired. This standard requires the consideration of historical loss experience and current conditions adjusted for reasonable and supportable economic forecasts. Upon adoption of the CECL accounting standard, we increased the balance of our allowance for credit losses related to outstanding loans by $11.6 million and created a liability for potential losses related to the unfunded portion of our loans and commitments of approximately $8.7 million. The after-tax effect reduced our retained earnings by approximately $14.2 million. The adjustment was based upon the Company's analysis of current conditions, assumptions and economic forecasts at January 1, 2021.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in economic conditions, such as changes in the national unemployment rate, commercial real estate price index, housing price index, consumer sentiment, gross domestic product (GDP) and construction spending.

Worsening economic conditions from COVID-19 and subsequent variant outbreaks or similar events, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in provision expense. Management maintains various controls in an attempt to identify and limit future losses, such as a watch list of problem loans and potential problem loans, documented loan administration policies and loan review staff to review the quality and anticipated collectability of the portfolio. Additional procedures provide for frequent management review of the loan portfolio based on loan size, loan type, delinquencies, financial analysis, on-going correspondence with borrowers and problem loan work-outs. Management determines which loans are collateral-dependent, evaluates risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

During the year ended December 31, 2022, the Company recorded a provision expense of $3.0 million on its portfolio of outstanding loans, compared to a negative provision of $6.7 million provision expense recorded for the year ended December 31, 2021. The negative provision for credit losses in 2021 reflected decreased outstanding total loans and continued positive trends in asset quality metrics, combined with an improved economic forecast. In 2021, the national unemployment rate continued to decrease and many measures of economic growth improved. The Company experienced net charge offs of $274,000 for the year ended December 31, 2022 compared to net recoveries of $116,000 for the year ended December 31, 2021. The provision for losses on unfunded commitments for the year ended December 31, 2022 was $3.2 million, compared to $939,000 for the year ended December 31, 2021. General market conditions and unique circumstances related to specific industries and individual projects contributed to the level of provisions and charge-offs. Collateral and repayment evaluations of all assets categorized as potential problem loans, non-performing loans or foreclosed assets were completed with corresponding charge-offs or reserve allocations made as appropriate.

The Bank's allowance for credit losses as a percentage of total loans was 1.39% and 1.49% at December 31, 2022 and 2021, respectively. Management considers the allowance for credit losses adequate to cover losses inherent in the Bank's loan portfolio at December 31, 2022, based on recent reviews of the Bank's loan portfolio and current economic conditions. If challenging economic conditions were to last longer than anticipated or deteriorate further or management's assessment of the loan portfolio were to change, additional credit loss provisions could be required, thereby adversely affecting the Company's future results of operations and financial condition.

Non-performing Assets

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time, and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate.

Non-performing assets at December 31, 2022, were $3.7 million, a decrease of $2.3 million from $6.0 million at December 31, 2021. Non-performing assets as a percentage of total assets were 0.07% at December 31, 2022, compared to 0.11% at December 31, 2021.

Compared to December 31, 2021, non-performing loans decreased $1.7 million to $3.7 million at December 31, 2022, and foreclosed assets decreased $538,000 to $50,000 at December 31, 2022. Non-performing commercial real estate loans were $1.6 million, or 43.0%, of total non-performing loans at December 31, 2022. Non-performing one-to four-family residential loans were $722,000, or 19.6%, of the total non-performing loans at December 31, 2022. Non-performing commercial business loans were $586,000, or 16.0%, of total non-performing loans at December 31, 2022. Non-performing land development loans were $384,000, or 10.5%, of total non-performing loans at December 31, 2022. Non-performing consumer loans were $399,000, or 10.9%, of the total non-performing loans at December 31, 2022.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2022, was as follows:

	Beginning Balance, January 1	Additions to Non-Performing	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets and Repossessions	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	—	—	—	—	—	—	—	—
Land development	468	—	—	—	—	(84)	—	384
Commercial construction	—	—	—	—	—	—	—	—
One- to four-family residential	2,216	519	(90)	(279)	—	(37)	(1,607)	722
Other residential	—	—	—	—	—	—	—	—
Commercial real estate	2,006	238	—	—	—	—	(665)	1,579
Commercial business	—	586	—	—	—	—	—	586
Consumer	733	168	—	(74)	(9)	(92)	(327)	399
Total non-performing loans	$ 5,423	$ 1,511	$ (90)	$ (353)	$ (9)	$ (213)	$ (2,599)	$ 3,670
FDIC-assisted acquired loans included above	$ 1,736	$ 272	$ —	$ —	$ —	$ —	$ (1,580)	$ 428

At December 31, 2022, the non-performing commercial real estate category included three loans, one of which was added during 2022. The largest relationship in this category, which totaled $1.3 million, or 83.3% of the total category, was transferred from potential problem loans in 2021 and is collateralized by a mixed use commercial retail building. The non-performing one- to four-family residential category included 23 loans, four of which were added during 2022. The largest relationship in this category, totaled $158,000, or 21.8% of the total category. The non-performing land development category consisted of one loan, which totaled $384,000 and is collateralized by unimproved zoned vacant ground in southern Illinois. The non-performing commercial business category consisted of two loans that totaled $586,000 to a single borrower, both of which were added during the fourth quarter of 2022 and subsequently paid off with no loss in the first quarter of 2023. The non-performing consumer category included 23 loans, 11 of which were added during 2022.

Other Real Estate Owned and Repossessions. Of the total $233,000 of other real estate owned and repossessions at December 31, 2022, $183,000 represents properties which were not acquired through foreclosure.

Activity in foreclosed assets and repossessions during the year ended December 31, 2022, was as follows:

	Beginning Balance, January 1	Additions	Sales	Capitalized Costs	Write-Downs	Ending Balance, December 31
			(In Thousands)			
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	—	—	—	—	—	—
Land development	315	—	(300)	—	(15)	—
Commercial construction	—	—	—	—	—	—
One- to four-family residential	183	—	(175)	—	(8)	—
Other residential	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—
Consumer	90	344	(384)	—	—	50
Total foreclosed assets and repossessions	$ 588	$ 344	$ (859)	$ —	$ (23)	$ 50
FDIC-assisted acquired assets included above	$ 498	$ —	$ (475)	$ —	$ (23)	$ —

The Company sold its three remaining foreclosed real estate properties in 2022. The additions and sales in the consumer category were due to the volume of repossessions of automobiles, which generally are subject to a shorter repossession process.

Potential Problem Loans. Potential problem loans decreased $402,000 during the year ended December 31, 2022, from $2.0 million at December 31, 2021 to $1.6 million at December 31, 2022. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

Activity in the potential problem loans category during the year ended December 31, 2022, was as follows:

	Beginning Balance, January 1	Additions to Potential Problem	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets and Repossessions	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	15	—	—	—	—	—	(15)	—
Land development	—	—	—	—	—	—	—	—
Commercial construction	—	—	—	—	—	—	—	—
One- to four-family residential	1,432	279	(275)	—	—	—	(88)	1,348
Other residential	—	—	—	—	—	—	—	—
Commercial real estate	210	—	—	—	—	(44)	(166)	—
Commercial business	—	—	—	—	—	—	—	—
Consumer	323	161	(58)	(37)	(27)	(9)	(123)	230
Total potential problem loans	$ 1,980	$ 440	$ (333)	$ (37)	$ (27)	$ (53)	$ (392)	$ 1,578
FDIC-assisted acquired loans included above	$ 1,004	$ —	$ —	$ —	$ —	$ (44)	$ (217)	$ 743

At December 31, 2022, the one- to four-family residential category of potential problem loans included 22 loans, one of which was added during the year ended December 31, 2022. The largest relationship in this category totaled $159,000, or 11.8% of the total category. The consumer category of potential problem loans included 26 loans, 17 of which were added during the year ended December 31, 2022.

Loans Classified "Watch"

The Company reviews the credit quality of its loan portfolio using an internal grading system that classifies loans as "Satisfactory," "Watch," "Special Mention," "Substandard" and "Doubtful." Loans classified as "Watch" are being monitored because of indications of potential weaknesses or deficiencies that may require future classification as special mention or substandard. In the year ended December 31, 2022, loans classified as "Watch" decreased $2.0 million, from $30.7 million at December 31, 2021 to $28.7 million at December 31, 2022 primarily due to loans being upgraded out of the "Watch" category, partially offset by loans being downgraded to the "Watch" category. See *Note 3* of the accompanying audited financial statements, for further discussion of the Company's loan grading system.

Non-Interest Income

Non-interest income for the year ended December 31, 2022 was $34.1 million compared with $38.3 million for the year ended December 31, 2021. The decrease of $4.2 million, or 10.9%, was primarily as a result of the following items:

Net gains on loan sales: Net gains on loan sales decreased $6.9 million compared to the prior year. The decrease was due to a decrease in originations of fixed-rate single-family mortgage loans during 2022 compared to 2021. Fixed rate single-family mortgage loans originated are generally subsequently sold in the secondary market. These loan originations increased substantially when market interest rates decreased to historically low levels in 2020 and 2021. As a result of the significant volume of refinance activity in 2020 and 2021, and as market interest rates moved higher beginning in the second quarter of 2022, mortgage refinance volume has decreased and fixed rate loan originations and related gains on sales of these loans have decreased substantially. The lower level of originations is expected to continue as long as market rates remain elevated.

Other income: Other income increased $1.3 million compared to the prior year. In 2022, a gain of $1.0 million was recognized on sales of fixed assets. Also in 2022, the Company recorded a one-time bonus of $500,000 from its card processor for achieving certain benchmarks related to debit card activity.

Overdraft and Insufficient funds fees: Overdraft and Insufficient funds fees increased $1.2 million compared to the prior year. It appears that consumers continued to spend significantly in 2022, but some may have lower account balances as prices for goods and services have increased and government stimulus payments received by consumers in 2020 and 2021 have been exhausted now.

Point-of-sale and ATM fees: Point-of-sale and ATM fees increased $676,000 compared to the prior year. This increase was mainly due to increased customer debit card transactions in 2022 compared to 2021. In the latter half of 2021 and through 2022, debit card usage by customers rebounded and was back to historical levels, and in many cases, increased levels of activity. However, during the three months ended December 31, 2022, debit card usage and revenue to Great Southern decreased a bit compared to recent quarterly periods. It appears that debit card transaction volumes may have decreased and customers may be using credit cards for more transactions instead.

Non-Interest Expense

Total non-interest expense increased $5.7 million, or 4.5%, from $127.7 million in the year ended December 31, 2021, to $133.4 million in the year ended December 31, 2022. The Company's efficiency ratio for the year ended December 31, 2022 was 57.05%, compared to 59.03% for 2021. The higher efficiency ratio in 2021 was primarily due to an increase in non-interest expense (primarily from the significant IT consulting expense and related contract termination liability incurred in December 2021), partially offset by an increase in total revenue. Excluding this consulting expense and contract termination liability, the Company's efficiency ratio was 56.57% in 2021. In the year ended December 31, 2022, the improvement in the efficiency ratio was primarily due to an increase in net interest income, as a result of increased loan and investment balances and increased market interest rates compared to the year ended December 31, 2021, partially offset by increased non-interest expense. The Company's ratio of non-interest expense to average assets was 2.42% for the year ended December 31, 2022 compared to 2.32% for the year ended December 31, 2021. Average assets for the year ended December 31, 2022, increased $17.4 million, or 0.3%, from the year ended December 31, 2021, primarily due to increases in net loans receivable and investment securities, partially offset by a decrease interest-bearing cash equivalents.

The following were key items related to the increase in non-interest expense for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Salaries and employee benefits: Salaries and employee benefits increased $5.0 million from the prior year. A portion of this increase related to normal annual merit increases in various lending and operations areas. In 2022, many of these increases were larger than in previous years due to the current employment environment. Also, in the second quarter of 2022, the Company paid a special cash bonus to all employees totaling $1.1 million in response to the rapid and significant increases in prices for many goods and services. In addition, the Phoenix and Charlotte, North Carolina loan offices were opened in 2022, with the operation of these offices adding approximately $727,000 of salaries and benefits expense in the 2022 year.

Other operating expenses: Other operating expenses increased $1.7 million from the prior year, to $8.3 million. Of this increase, $443,000 related to deposit account fraud losses and $219,000 related to charitable contributions.

Provision for Income Taxes

For the years ended December 31, 2022 and 2021, the Company's effective tax rate was 19.4% and 20.9%, respectively. These effective rates were at or below the statutory federal tax rate of 21%, due primarily to the utilization of certain investment tax credits and the Company's tax-exempt investments and tax-exempt loans, which reduced the Company's effective tax rate. The Company's effective tax rate may fluctuate in future periods as it is impacted by the level and timing of the Company's utilization of tax credits, the level of tax-exempt investments and loans, the amount of taxable income in various state jurisdictions and the overall level of pre-tax income. State tax expense estimates continually evolve as taxable income and apportionment between states is analyzed. Upon filing its federal and various state income tax returns for 2021 in the fourth quarter of 2022, the Company updated its combined tax rate applied to deferred tax items and also adjusted its current income taxes receivable/payable balances as a result of carryback claims. These adjustments to current and deferred taxes resulted in a reduction in income tax expense of $1.1 million in the fourth quarter of 2022.The Company's effective income tax rate is currently generally expected to remain near the statutory federal tax rate due primarily to the factors noted above. The Company currently expects its effective tax rate (combined federal and state) will be approximately 20.5% to 21.5% in future periods.

Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. Interest income on loans includes the amortization of net loan fees, which were deferred in accordance with accounting standards. Net fees included in interest income were $6.3 million, $11.2 million and $6.6 million for 2022, 2021 and 2020, respectively. Tax-exempt income was not calculated on a tax equivalent basis. The table does not reflect any effect of income taxes.

	Dec. 31, 2022 Yield/ Rate	Year Ended December 31, 2022 Average Balance	Interest	Yield/ Rate	Year Ended December 31, 2021 Average Balance	Interest	Yield/ Rate	Year Ended December 31, 2020 Average Balance	Interest	Yield/ Rate
					(Dollars In Thousands)					
Interest-earning assets:										
Loans receivable:										
One- to four-family residential	3.45 %	$ 811,896	$ 27,853	3.43 %	$ 678,900	$ 25,251	3.72 %	$ 652,096	$ 29,099	4.46 %
Other residential	6.18	837,582	43,174	5.15	922,739	40,998	4.44	930,529	43,902	4.72
Commercial real estate	5.54	1,551,541	73,164	4.72	1,541,095	65,811	4.27	1,526,618	69,437	4.55
Construction	6.37	679,524	37,370	5.50	616,899	27,696	4.49	665,546	32,443	4.87
Commercial business	5.72	292,825	14,615	4.99	279,232	15,403	5.52	325,397	14,070	4.32
Other loans	5.56	199,336	8,864	4.45	220,783	10,347	4.69	283,678	15,184	5.35
Industrial revenue bonds (1)	5.58	13,338	711	5.33	14,528	763	5.25	15,395	829	5.38
Total loans receivable	5.54	4,386,042	205,751	4.69	4,274,176	186,269	4.36	4,399,259	204,964	4.66
Investment securities (1)	2.74	675,571	19,170	2.84	447,943	11,689	2.61	426,383	12,262	2.88
Interest-earning deposits in other banks	4.34	195,817	2,056	1.05	552,094	715	0.13	246,110	477	0.19
Total interest-earning assets	5.19	5,257,430	226,977	4.32	5,274,213	198,673	3.77	5,071,752	217,703	4.29
Non-interest-earning assets:										
Cash and cash equivalents		96,353			96,989			93,832		
Other non-earning assets		166,007			131,154			157,842		
Total assets		$ 5,519,790			$ 5,502,356			$ 5,323,426		
Interest-bearing liabilities:										
Interest-bearing demand and savings	0.90	$ 2,346,546	6,938	0.30	$ 2,316,890	4,023	0.17	$ 1,867,166	7,096	0.38
Time deposits	2.30	1,119,157	13,738	1.23	1,161,134	9,079	0.78	1,636,205	25,335	1.55
Total deposits	1.39	3,465,703	20,676	0.60	3,478,024	13,102	0.38	3,503,371	32,431	0.93
Securities sold under reverse repurchase agreements	0.94	132,595	324	0.24	143,757	37	0.03	140,938	31	0.02
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	4.60	48,530	1,066	2.20	1,529	—	—	42,560	644	1.51
Subordinated debentures issued to capital trust	6.04	25,774	875	3.40	25,774	448	1.74	25,774	628	2.44
Subordinated notes	5.95	74,131	4,422	5.97	119,780	7,165	5.98	115,335	6,831	5.92
Total interest-bearing liabilities	1.56	3,746,733	27,363	0.73	3,768,864	20,752	0.55	3,827,978	40,565	1.06
Non-interest-bearing liabilities:										
Demand deposits		1,141,660			1,061,716			826,900		
Other liabilities		66,224			44,260			46,111		
Total liabilities		4,954,617			4,874,840			4,700,989		
Stockholders' equity		565,173			627,516			622,437		
Total liabilities and stockholders' equity		$ 5,519,790			$ 5,502,356			$ 5,323,426		
Net interest income:										
Interest rate spread	3.63 %		$ 199,614	3.59 %		$ 177,921	3.22 %		$ 177,138	3.23 %
Net interest margin*				3.80 %			3.37 %			3.49 %
Average interest-earning assets to average interest-bearing liabilities		140.3 %			139.9 %			132.5 %		

* Defined as the Company's net interest income divided by total interest-earning assets.

(1)   Of the total average balance of investment securities, average tax-exempt investment securities were $54.0 million, $42.3 million and $55.9 million for 2022, 2021 and 2020, respectively. In addition, average tax-exempt industrial revenue bonds were $16.4 million, $17.9 million and $20.0 million in 2022, 2021 and 2020, respectively. Interest income on tax-exempt assets included in this table was $2.2 million, $1.6 million and $2.2 million for 2022, 2021 and 2020, respectively. Interest income net of disallowed interest expense related to tax-exempt assets was $2.1 million, $1.6 million and $2.0 million for 2022, 2021 and 2020, respectively.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate. Tax-exempt income was not calculated on a tax equivalent basis.

	Year Ended December 31, 2022 vs. December 31, 2021			Year Ended December 31, 2021 vs. December 31, 2020		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(In Thousands)					
Interest-earning assets:						
Loans receivable	$ 14,512	$ 4,970	$ 19,482	$ (12,982)	$ (5,713)	$ (18,695)
Investment securities	1,098	6,383	7,481	(1,173)	600	(573)
Interest-earning deposits in other banks	1,475	(134)	1,341	(200)	438	238
Total interest-earning assets	17,085	11,219	28,304	(14,355)	(4,675)	(19,030)
Interest-bearing liabilities:						
Demand deposits	2,863	52	2,915	(4,497)	1,424	(3,073)
Time deposits	4,975	(316)	4,659	(10,246)	(6,010)	(16,256)
Total deposits	7,838	(264)	7,574	(14,743)	(4,586)	(19,329)
Securities sold under reverse repurchase agreements	290	(3)	287	6	—	6
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	390	676	1,066	(326)	(318)	(644)
Subordinated debentures issued to capital trust	427	—	427	(180)	—	(180)
Subordinated notes	(20)	(2,723)	(2,743)	69	265	334
Total interest-bearing liabilities	8,925	(2,314)	6,611	(15,174)	(4,639)	(19,813)
Net interest income	$ 8,160	$ 13,533	$ 21,693	$ 819	$ (36)	$ 783

Results of Operations and Comparison for the Years Ended December 31, 2021 and 2020

General

Net income increased $15.3 million, or 25.8%, during the year ended December 31, 2021, compared to the year ended December 31, 2020. Net income was $74.6 million for the year ended December 31, 2021 compared to $59.3 million for the year ended December 31, 2020. This increase was due to a decrease in provision (credit) for credit losses and unfunded commitments of $21.6 million, or 136.3%, an increase in non-interest income of $3.3 million, or 9.3%, and an increase in net interest income of $783,000, or 0.4%, partially offset by an increase in income tax expenses of $6.0 million, or 43.2%, and an increase in non-interest expenses of $4.4 million, or 3.6%.

Total Interest Income

Total interest income decreased $19.0 million, or 8.7%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease was due to an $18.7 million, or 9.1%, decrease in interest income on loans and a $335,000, or 2.6%, decrease in interest income on investment securities and other interest-earning assets. Interest income on loans decreased in 2021 compared to 2020 due to lower average rates of interest and lower average balances of loans. Interest income from investment securities and other interest-earning assets decreased during 2021 compared to 2020 due to lower average rates of interest, partially offset by higher average balances of investments and other interest-earning assets.

Interest Income – Loans

During the year ended December 31, 2021 compared to the year ended December 31, 2020, interest income on loans decreased due to lower average balances and lower average interest rates. Interest income decreased $13.0 million as the result of lower average interest rates on loans. The average yield on loans decreased from 4.66% during the year ended December 31, 2020 to 4.36% during the year ended December 31, 2021. The decreased yields in most loan categories were primarily a result of decreased LIBOR and Federal Funds interest rates. In addition, interest income on loans decreased $5.7 million as a result of lower average loan balances, which decreased from $4.40 billion during the year ended December 31, 2020, to $4.27 billion during the year ended December 31, 2021. The lower average balances were primarily due to higher loan repayments during 2021. In 2020, the Company also originated $121 million of PPP loans, which have a much lower yield compared to the overall loan portfolio. These loans were largely repaid during 2021, contributing to the lower average balance in loans.

On an on-going basis, the Company has estimated the cash flows expected to be collected from the FDIC-assisted acquired loan pools. For each of the loan portfolios acquired, the cash flow estimates have increased, based on the payment histories and the collection of certain loans, thereby reducing loss expectations of certain loan pools, resulting in adjustments to be spread on a level-yield basis over the remaining expected lives of the loan pools. The entire amount of the discount adjustment has been and will be accreted to interest income over time. For the years ended December 31, 2021 and 2020, the adjustments increased interest income and pre-tax income by $1.6 million and $5.6 million, respectively.

As of December 31, 2021, the remaining accretable yield adjustment that will affect interest income was $429,000. We recognized the remaining $429,000 of interest income during 2022. We adopted the new accounting standard related to accounting for credit losses as of January 1, 2021. With the adoption of this standard, there is no reclassification of discounts from non-accretable to accretable subsequent to December 31, 2020. All adjustments made prior to December 31, 2020 will continue to be accreted to interest income. Apart from the yield accretion, the average yield on loans was 4.32% during the year ended December 31, 2021, compared to 4.53% during the year ended December 31, 2020, as a result of lower current market rates on adjustable rate loans and new loans originated during the year.

In October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a termination date of October 6, 2025. Under the terms of the swap, the Company received a fixed rate of interest of 3.018% and paid a floating rate of interest equal to one-month USD-LIBOR. The floating rate was reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. To the extent that the fixed rate of interest exceeded one-month USD-LIBOR, the Company received net interest settlements which were recorded as loan interest income. If USD-LIBOR exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and record those net payments as a reduction of interest income on loans.

In March 2020, the Company and its swap counterparty mutually agreed to terminate the $400 million interest rate swap prior to its contractual maturity. The Company received a payment of $45.9 million from its swap counterparty as a result of this termination. This $45.9 million, less the accrued interest portion and net of deferred income taxes, is reflected in the Company's stockholders' equity as Accumulated Other Comprehensive Income and a portion of it will be accreted to interest income on loans monthly through the original contractual termination date of October 6, 2025. This has the effect of reducing Accumulated Other Comprehensive Income and increasing Net Interest Income and Retained Earnings over the period. The Company recorded loan interest income of $8.1 million and $7.7 million during the years ending December 31, 2021 and 2020, respectively, related to this interest rate swap. The Company currently expects to have a sufficient amount of eligible variable rate loans to continue to accrete this interest income in future periods. If this expectation changes and the amount of eligible variable rate loans decreases significantly, the Company may be required to recognize this interest income more rapidly.

Interest Income – Investments and Other Interest-earning Assets

Interest income on investments decreased $573,000 in the year ended December 31, 2021 compared to the year ended December 31, 2020. Interest income decreased $1.2 million due to a decrease in average interest rates from 2.88% during the year ended December 31, 2020 to 2.61% during the year ended December 31, 2021, due to lower market rates of interest on investment securities purchased during 2021 compared to securities already in the portfolio. Interest income increased $600,000 as a result of an increase in average balances from $426.4 million during the year ended December 31, 2020, to $447.9 million during the year ended December 31, 2021.

Interest income on other interest-earning assets increased $238,000 in the year ended December 31, 2021 compared to the year ended December 31, 2020. Interest income increased $438,000 as a result of an increase in average balances from $246.1 million during the year ended December 31, 2020, to $552.1 million during the year ended December 31, 2021. Average balances increased due to higher balances held at the Federal Reserve Bank as a result of the significant increase in deposits since March 31, 2020 and significant loan repayments in 2021. Interest income decreased $200,000 due to a decrease in average interest rates from 0.19% during the year ended December 31, 2020, to 0.13% during the year ended December 31, 2021. Market interest rates earned on balances held at the Federal Reserve Bank were significantly lower in 2020 due to significant reductions in the federal funds rate of interest and remained low in 2021.

Total Interest Expense

Total interest expense decreased $19.8 million, or 48.8%, during the year ended December 31, 2021, when compared with the year ended December 31, 2020, due to a decrease in interest expense on deposits of $19.3 million, or 59.6%, a decrease in interest expense on short-term borrowings and repurchase agreements of $638,000, or 94.5%, and a decrease in interest expense on subordinated debentures issued to capital trust of $180,000, or 28.7%. Partially offsetting these decreases, interest expense on subordinated notes increased $334,000, or 4.9%.

Interest Expense – Deposits

Interest expense on demand deposits decreased $4.5 million due to a decrease in average rates from 0.38% during the year ended December 31, 2020, to 0.17% during the year ended December 31, 2021. Partially offsetting that decrease, interest on demand deposits increased $1.4 million due to an increase in average balances from $1.87 billion in the year ended December 31, 2020, to $2.32 billion in the year ended December 31, 2021. The decrease in average interest rates of interest-bearing demand deposits was primarily a result of decreased market interest rates on these types of accounts. Demand deposit balances increased substantially during the COVID-19 pandemic in 2020 and remained elevated during 2021. In 2020, many of our business and personal customers increased their average account balances with us (some through funds received from government entities) and we also added new accounts throughout the year. Much of these increased balances remained or grew in 2021; therefore, the average balances were higher in 2021 versus 2020.

Interest expense on time deposits decreased $10.3 million as a result of a decrease in average rates of interest from 1.55% during the year ended December 31, 2020, to 0.78% during the year ended December 31, 2021. In addition, interest expense on time deposits decreased $6.0 million due to a decrease in average balance of time deposits from $1.64 billion during the year ended December 31, 2020, to $1.16 billion during the year ended December 31, 2021. A large portion of the Company's certificate of deposit portfolio matures within six to twelve months and therefore reprices fairly quickly; this is consistent with the portfolio over the past several years. Older certificates of deposit that renewed or were replaced with new deposits generally resulted in the Company paying a lower rate of interest due to market interest rate decreases during 2020 and 2021. The decrease in average balances of time deposits was a result of decreases in retail customer time deposits obtained through the banking center network, retail customer time deposits obtained through on-line channels and decreases in brokered deposits. Brokered and on-line channel deposits were actively reduced by the Company as other deposit sources increased. The Company reduced its rates on these types of time deposits and allowed these deposits to mature without replacement during 2021.

Interest Expense - FHLBank Advances, Short-term Borrowings, Repurchase Agreements and Other Interest-bearing Liabilities; Subordinated Debentures Issued to Capital Trust and Subordinated Notes

FHLBank term advances were not utilized during the years ended December 31, 2021 and 2020. FHLBank overnight borrowings were utilized in the first quarter of 2020.

Interest expense on repurchase agreements increased $6,000 due to an increase in average balances from $140.9 million during the year ended December 31, 2020, to $143.8 million during the year ended December 31, 2021. The increase in average balances was due to changes in customers' need for this product, which can fluctuate. There was only a very minor change in the average interest rate on the repurchase agreements between 2021 and 2020.

Interest expense on short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities decreased $326,000 due to average rates that decreased from 1.51% in the year ended December 31, 2020, to 0.02% in the year ended December 31, 2021. In addition to this decrease, interest expense on short-term borrowings and other interest-bearing liabilities decreased $318,000 due to a decrease in average balances from $42.6 million during the year ended December 31, 2020, to $1.5 million during the year ended December 31, 2021. The decrease in average balances and rates was due to changes in the Company's funding needs and the mix of funding, which can fluctuate.

During the year ended December 31, 2021, compared to the year ended December 31, 2020, interest expense on subordinated debentures issued to capital trusts decreased $180,000 due to lower average interest rates. The average interest rate was 2.44% in 2020, compared to 1.74% in 2021. The interest rate on subordinated debentures is a floating rate indexed to the three-month LIBOR interest rate. There was no change in the average balance of the subordinated debentures between 2021 and 2020.

In August 2016, the Company issued $75 million of 5.25% fixed-to-floating rate subordinated notes due August 15, 2026. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions and other issuance costs, of approximately $73.5 million. In June 2020, the Company issued $75.0 million of 5.50% fixed-to-floating rate subordinated notes due June 15, 2030. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions and other issuance costs, of approximately $73.5 million. In both cases, the issuance costs are amortized over the expected life of the notes, which is five years from the issuance date, and therefore impact the overall interest expense on the notes. In August 2021, the Company completed the redemption of all of its 5.25% subordinated notes due August 15, 2026. The notes were redeemed for cash by the Company at 100% of their principal amount, plus accrued and unpaid interest. Interest expense on subordinated notes increased $265,000 due to an increase in average balances from $115.3 million during the year ended December 31, 2020 to $119.8 million during the year ended December 31, 2021 due to higher average balances resulting from the issuance of new notes in June 2020, slightly offset by the redemption of the subordinated notes maturing in 2026 during August 2021. Interest expense on the subordinated notes increased $69,000 due to average rates that increased from 5.92% in the year ended December 31, 2020, to 5.98% in the year ended December 31, 2021.

Net Interest Income

Net interest income for the year ended December 31, 2021 increased $783,000, or 0.4%, to $177.9 million, compared to $177.1 million for the year ended December 31, 2020. Net interest margin was 3.37% for the year ended December 31, 2021, compared to 3.49% for the year ended December 31, 2020, a decrease of 12 basis points. In both years, the Company's net interest income and margin were positively impacted by the increases in expected cash flows from the FDIC-assisted acquired loan pools and the resulting increase to accretable yield, which was discussed previously in "Interest Income – Loans" and is discussed in *Note 3* of the accompanying audited financial statements. The positive impact of these changes on the years ended December 31, 2021 and 2020 were increases in interest income of $1.6 million and $5.6 million, respectively, and increases in net interest margin of three basis points and 11 basis points, respectively. Excluding the positive impact of the additional yield accretion, net interest margin decreased four basis points during the year ended December 31, 2021. The decrease in net interest margin was due to significantly declining market interest rates, a change in asset mix with increases in lower-yielding investments and cash equivalents and the redemption of subordinated notes in 2021.

The Company's overall interest rate spread decreased one basis point, or 0.5%, from 3.23% during the year ended December 31, 2020, to 3.22% during the year ended December 31, 2021. The decrease was due to a 52 basis point decrease in the weighted average yield on interest-earning assets, partially offset by a 51 basis point decrease in the weighted average rate paid on interest-bearing liabilities. In comparing the two years, the yield on loans decreased 30 basis points, the yield on investment securities decreased 27 basis points and the yield on other interest-earning assets decreased six basis points. The rate paid on deposits decreased 55 basis points, the rate paid on subordinated debentures issued to capital trust decreased 70 basis points, the rate paid on short-term borrowings decreased 34 basis points, and the rate paid on subordinated notes increased six basis points.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for and Allowance for Credit Losses

During the year ended December 31, 2021, the Company recorded a negative provision expense of $6.7 million on its portfolio of outstanding loans, compared to a $15.9 million provision expense recorded for the year ended December 31, 2020. The negative provision for credit losses in 2021 reflected decreased outstanding total loans and continued positive trends in asset quality metrics, combined with an improved economic forecast. In 2021, the national unemployment rate continued to decrease and many measures of economic growth improved. The Company experienced net recoveries of $116,000 for the year ended December 31, 2021 compared to net charge offs of $422,000 for the year ended December 31, 2020. The provision for losses on unfunded commitments for the year ended December 31, 2021 was $939,000. General market conditions and unique circumstances related to specific industries and individual projects contributed to the level of provisions and charge-offs. Collateral and repayment evaluations of all assets categorized as potential problem loans, non-performing loans or foreclosed assets were completed with corresponding charge-offs or reserve allocations made as appropriate. In 2020, due to the COVID-19 pandemic and its effects on the overall economy and unemployment, the Company increased its provision for credit losses and increased its allowance for credit losses, even though actual realized net charge-offs were very low.

The Bank's allowance for credit losses as a percentage of total loans was 1.49% and 1.32% at December 31, 2021 and 2020, respectively. Prior to January 1, 2021, the ratio excluded the FDIC-assisted acquired loans.

Non-performing Assets

Prior to adoption of the CECL accounting standard on January 1, 2021, FDIC-assisted acquired non-performing assets, including foreclosed assets and potential problem loans, were not included in the totals or in the discussion of non-performing loans, potential problem loans and foreclosed assets. These assets were initially recorded at their estimated fair values as of their acquisition dates and accounted for in pools. The loan pools were analyzed rather than the individual loans. The performance of the loan pools acquired in each of the Company's five FDIC-assisted transactions has been better than expectations as of the acquisition dates; as a result, FDIC-assisted acquired assets are included in their particular collateral categories in the tables below and then the total FDIC-assisted acquired assets are subtracted from the total balances.

Non-performing assets, including all FDIC-assisted acquired assets, at December 31, 2021, were $6.0 million, a decrease of $2.1 million from $8.1 million at December 31, 2020. Non-performing assets, including all FDIC-assisted acquired assets, as a percentage of total assets were 0.11% at December 31, 2021, compared to 0.15% at December 31, 2020.

Compared to December 31, 2020, non-performing loans decreased $1.5 million to $5.4 million at December 31, 2021, and foreclosed assets decreased $635,000 to $588,000 at December 31, 2021. Non-performing one-to four-family residential loans comprised $2.2 million, or 40.9%, of the total non-performing loans at December 31, 2021. Non-performing commercial real estate loans comprised $2.0 million, or 37.0%, of total non-performing loans at December 31, 2021. Non-performing consumer loans comprised $733,000, or 13.5%, of the total non-performing loans at December 31, 2021. Non-performing land development loans comprised $468,000, or 8.6%, of total non-performing loans at December 31, 2021.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2021, was as follows:

	Beginning Balance, January 1	Additions to Non-Performing	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets and Repossessions	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	—	—	—	—	—	—	—	—
Land development	—	622	—	—	—	(154)	—	468
Commercial construction	—	—	—	—	—	—	—	—
One- to four-family residential	4,465	1,031	(1,236)	—	(183)	(77)	(1,784)	2,216
Other residential	190	—	(185)	—	—	—	(5)	—
Commercial real estate	849	4,562	(330)	—	(191)	—	(2,884)	2,006
Commercial business	114	20	—	—	—	—	(134)	—
Consumer	1,268	330	(232)	—	(83)	(191)	(359)	733
Total non-performing loans	6,886	6,565	(1,983)	—	(457)	(422)	(5,166)	5,423
Less: FDIC-assisted acquired loans	3,843	144	(1,149)	—	(373)	(94)	(635)	1,736
Total non-performing loans net of FDIC-assisted acquired loans	$ 3,043	$ 6,421	$ (834)	$ —	$ (84)	$ (328)	$ (4,531)	$ 3,687

At December 31, 2021, the non-performing one- to four-family residential category included 40 loans, eight of which were added during 2021. The largest relationship in this category is an FDIC-assisted acquired loan totaling $326,000, or 14.7% of the total category. The non-performing commercial real estate category included two loans, both of which were added during 2021. The largest relationship in this category, which totaled $1.7 million, or 86.0% of the total category, was transferred from potential problems and is collateralized by a mixed use commercial retail building. The previous largest non-performing commercial real estate relationship ($2.4 million) was paid off in 2021. The non-performing consumer category included 30 loans, seven of which were added during 2021. The non-performing land development category consisted of one loan added during 2021, which totaled $468,000 and is collateralized by unimproved zoned vacant ground in southern Illinois.

Loans that were modified under the guidance provided by the CARES Act are not included as non-performing loans in the table above as they were current under their modified terms.

Other Real Estate Owned and Repossessions. Of the total $2.1 million of other real estate owned and repossessions at December 31, 2021, $1.5 million represents properties which were not acquired through foreclosure.

Activity in foreclosed assets and repossessions during the year ended December 31, 2021, was as follows:

	Beginning Balance, January 1	Additions	Sales	Capitalized Costs	Write-Downs	Ending Balance, December 31
			(In Thousands)			
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	263	—	(169)	—	(94)	—
Land development	682	—	(250)	—	(117)	315
Commercial construction	—	—	—	—	—	—
One- to four-family residential	125	183	(125)	—	—	183
Other residential	—	—	—	—	—	—
Commercial real estate	—	192	(192)	—	—	—
Commercial business	—	—	—	—	—	—
Consumer	153	759	(822)	—	—	90
Total foreclosed assets and repossessions	1,223	1,134	(1,558)	—	(211)	588
Less: FDIC-assisted acquired assets	446	375	(206)	—	(117)	498
Total foreclosed assets and repossessions net of FDIC-assisted acquired assets	$ 777	$ 759	$ (1,352)	$ —	$ (94)	$ 90

At December 31, 2021, the land development category of foreclosed assets consisted of one property in central Iowa (this was an FDIC-assisted acquired asset), which was added prior to 2021. The one- to four-family residential category of foreclosed assets consisted of two properties (both of which were FDIC-assisted acquired assets), both of which were added during 2021. The amount of additions and sales in the consumer category are due to the volume of repossessions of automobiles, which generally are subject to a shorter repossession process.

Potential Problem Loans. Potential problem loans decreased $3.8 million during the year ended December 31, 2021, from $5.8 million at December 31, 2020 to $2.0 million at December 31, 2021. As noted, we experienced an increased level of loan modifications in late March through June 2020; however, total loan modifications were much lower at December 31, 2020, and decreased further through December 31, 2021. In accordance with the CARES Act and guidance from the banking regulatory agencies, we made certain short-term modifications to loan terms to help our customers navigate through the pandemic situation. Although loan modifications were made, they did not automatically result in these loans being classified as TDRs, potential problem loans or non-performing loans.

Activity in the potential problem loans category during the year ended December 31, 2021, was as follows:

	Beginning Balance, January 1	Additions to Potential Problem	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets and Repossessions	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	21	—	—	—	—	—	(6)	15
Land development	—	—	—	—	—	—	—	—
Commercial construction	—	—	—	—	—	—	—	—
One- to four-family residential	2,157	—	(314)	(52)	—	—	(359)	1,432
Other residential	—	—	—	—	—	—	—	—
Commercial real estate	3,080	—	(1,070)	(1,726)	—	—	(74)	210
Commercial business	—	—	—	—	—	—	—	—
Consumer	588	158	(21)	(1)	(95)	(97)	(209)	323
Total potential problem loans	5,846	158	(1,405)	(1,779)	(95)	(97)	(648)	1,980
Less: FDIC-assisted acquired loans	1,523	—	(314)	—	—	—	(205)	1,004
Total potential problem loans net of FDIC-assisted acquired loans	$ 4,323	$ 158	$ (1,091)	$ (1,779)	$ (95)	$ (97)	$ (443)	$ 976

At December 31, 2021, the commercial real estate category of potential problem loans included one loan, which was added in a prior year. During 2021, within the commercial real estate category of potential problem loans, one at $536,000 was upgraded after six months of consecutive payments and one at $534,000 was paid off and removed from the potential problem loans category; both of these loans had been added to potential problem loans in 2020. One loan totaling $1.7 million was moved to the non-performing category. The one- to four-family residential category of potential problem loans included 25 loans, none of which were added during 2021. The largest relationship in this category totaled $171,000, or 12.0% of the category. The consumer category of potential problem loans included 27 loans, eight of which were added during 2021.

Loans Classified "Watch"

The Company reviews the credit quality of its loan portfolio using an internal grading system that classifies loans as "Satisfactory," "Watch," "Special Mention," "Substandard" and "Doubtful." Loans classified as "Watch" are being monitored because of indications of potential weaknesses or deficiencies that may require future classification as special mention or substandard. During 2021, loans classified as "Watch" decreased $34.0 million, from $64.8 million at December 31, 2020 to $30.7 million at December 31, 2021. This decrease was primarily due to loans being upgraded out of the "watch" category, which primarily included one $14.3 million relationship collateralized by a shopping center, one $10.6 million relationship collateralized by recreational facilities and other real estate and business assets, and one $3.9 million relationship collateralized by a shopping center and other real estate and business assets. Also, one $11.6 million relationship collateralized by a healthcare facility was paid in full during 2021. Partially offsetting those decreases, one $10.3 million relationship collateralized by a healthcare facility was downgraded and added to the "Watch" category. See *Note 3* of the accompanying audited financial statements, for further discussion of the Company's loan grading system.

Non-Interest Income

Non-interest income for the year ended December 31, 2021 was $38.3 million compared with $35.0 million for the year ended December 31, 2020. The increase of $3.3 million, or 9.3%, was primarily as a result of the following items:

Point-of-sale and ATM fees: Point-of-sale and ATM fees increased $2.8 million compared to the year ended December 31, 2020. This increase was primarily due to a reduction in customer usage in 2020 as the COVID-19 pandemic caused many businesses to close or limit access for a period of time. In the year ended December 31, 2021, debit card and ATM usage by customers was back to normal levels, and in some cases, increased levels of activity.

Net gains on loan sales: Net gains on loan sales increased $1.4 million compared to the year ended December 31, 2020. The increase was due to an increase in originations of fixed-rate single-family mortgage loans during 2021 compared to 2020. Fixed-rate single-family mortgage loans originated are generally subsequently sold in the secondary market. These loan originations increased substantially when market interest rates decreased to historically low levels in the latter half of 2020 and the first half of 2021. As a result of the significant volume of refinance activity, and as market interest rates moved a bit higher in the latter half of 2021, mortgage refinance volume decreased and loan originations and related gains on sales of these loans returned to levels closer to historic averages.

Gain (loss) on derivative interest rate products: In 2021, the Company recognized a gain of $312,000 on the change in fair value of its back-to-back interest rate swaps related to commercial loans. In 2020, the Company recognized a loss of $264,000 on the change in fair value of its back-to-back interest rate swaps related to commercial loans. Generally, as market interest rates increase, this creates a net increase in the fair value of these instruments. As market rates decrease, the opposite tends to occur. This is a non-cash item as there was no required settlement of this amount between the Company and its swap counterparties.

Other income: Other income decreased $2.0 million compared to the year ended December 31, 2020. In 2020, the Company recognized approximately $1.5 million of fee income related to newly-originated interest rate swaps in the Company's back-to-back swap program with loan customers and swap counterparties, with fewer of these transactions and related fee income generated in 2021.

Non-Interest Expense

Total non-interest expense increased $4.4 million, or 3.6%, from $123.2 million in the year ended December 31, 2020, to $127.6 million in the year ended December 31, 2021. The Company's efficiency ratio for the year ended December 31, 2021 was 59.03%, an increase from 58.07% for 2020. The higher efficiency ratio in 2021 was primarily due to an increase in non-interest expense (primarily from the significant IT consulting expense and related contract termination liability incurred in December 2021), partially offset by an increase in total revenue. Excluding this consulting expense and contract termination liability, the Company's efficiency ratio was 56.57% in 2021. In the year ended December 31, 2021, the Company's efficiency ratio was negatively impacted by a decrease in interest income on loans and positively impacted by a decrease in interest expense on deposits. In the year ended December 31, 2020, the Company's efficiency ratio was negatively impacted by an increase in salaries and employee benefits expense and positively impacted by an increase in income related to loan sales. The Company's ratio of non-interest expense to average assets was 2.32% for the year ended December 31, 2021 compared to 2.31% for the year ended December 31, 2020. Average assets for the year ended December 31, 2021, increased $178.9 million, or 3.4%, from the year ended December 31, 2020, primarily due to increases in investment securities and interest-bearing cash equivalents, partially offset by a decrease in net loans receivable.

The following were key items related to the increase in non-interest expense for the year ended December 31, 2021 as compared to the year ended December 31, 2020:

Legal, Audit and Other Professional Fees: Legal, audit and other professional fees increased $4.2 million in the year ended December 31, 2021 when compared to the year ended December 31, 2020. In 2021, the Company expensed and paid $4.1 million in fees to consultants that were engaged to support the Company in its evaluation of core and ancillary software and information technology systems. The consultant's support included assisting the Company in identifying various software options, helping identify positive and negative attributes of those software options and assisting in negotiating contract terms and pricing.

Net Occupancy and Equipment Expense: Net occupancy and Equipment expense increased $1.6 million, to $29.2 million at December 31, 2021 when compared to the year ended December 31, 2020. In 2021, the Company expensed a $1.2 million contract termination fee related to the Company's current core software and information technology system.

Insurance: Insurance expense increased $656,000 in the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was primarily due to an increase in FDIC deposit insurance premiums. In 2020, the Company had a $482,000 credit with the FDIC for a portion of premiums previously paid to the deposit insurance fund. The remaining deposit insurance fund credit was utilized in 2020 in addition to $870,000 in premiums being due for the year ended December 31, 2020, while the premium expense was $1.4 million for the year ended December 31, 2021.

Expense on other real estate owned and repossessions: Expense on other real estate owned and repossessions decreased $1.4 million in the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to sales of most foreclosed assets and a smaller amount of repossessed automobiles in 2021, plus higher valuation write-downs of certain foreclosed assets during 2020. During 2020, sales and valuation write-downs of certain foreclosed assets totaled a net expense of $963,000, while sales and valuation write-downs in 2021 totaled a net gain of $7,000.

<u>Salaries and employee benefits</u>: Salaries and employee benefits decreased $520,000 in the year ended December 31, 2021 compared to the year ended December 31, 2020. In 2020, the Company approved two special cash bonuses to all employees totaling $2.2 million in response to the COVID-19 pandemic. Such bonuses were not repeated in the year ended December 31, 2021.

Provision for Income Taxes

For the years ended December 31, 2021 and 2020, the Company's effective tax rates were 20.9% and 18.9%, respectively. These effective rates were at or below the statutory federal tax rate of 21%, due primarily to the utilization of certain investment tax credits and to tax-exempt investments and tax-exempt loans, which reduced the Company's effective tax rate.

Liquidity

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its borrowers' credit needs. At December 31, 2022, the Company had commitments of approximately $114.0 million to fund loan originations, $2.01 billion of unused lines of credit and unadvanced loans, and $16.7 million of outstanding letters of credit.

Loan commitments and the unfunded portion of loans at the dates indicated were as follows (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Closed non-construction loans with unused available lines					
Secured by real estate (one- to four-family)	$ 199,182	$ 175,682	$ 164,480	$ 155,831	$ 150,948
Secured by real estate (not one- to four-family)	—	23,752	22,273	19,512	11,063
Not secured by real estate - commercial business	104,452	91,786	77,411	83,782	87,480
Closed construction loans with unused available lines					
Secured by real estate (one-to four-family)	100,669	74,501	42,162	48,213	37,162
Secured by real estate (not one-to four-family)	1,444,450	1,092,029	823,106	798,810	906,006
Loan commitments not closed					
Secured by real estate (one-to four-family)	16,819	53,529	85,917	69,295	24,253
Secured by real estate (not one-to four-family)	157,645	146,826	45,860	92,434	104,871
Not secured by real estate - commercial business	50,145	12,920	699	—	405
	$ 2,073,362	$ 1,671,025	$ 1,261,908	$ 1,267,877	$ 1,322,188

The following table summarizes the Company's fixed and determinable contractual obligations by payment date as of December 31, 2022. Additional information regarding these contractual obligations is discussed further in *Notes 6, 8, 9, 10, 11, 12, 13* and *18* of the accompanying audited financial statements.

	Payments Due In:			
	One Year or Less	Over One to Five Years	Over Five Years	Total
	(In Thousands)			
Deposits without a stated maturity	$ 3,402,123	$ —	$ —	$ 3,402,123
Time and brokered certificates of deposit	1,070,939	211,013	835	1,282,787
Short-term borrowings	266,426	—	—	266,426
Subordinated debentures	—	—	25,774	25,774
Subordinated notes	—	—	74,281	74,281
Operating leases	1,199	4,323	3,206	8,728
Dividends declared but not paid	4,893	—	—	4,893
	$ 4,745,580	$ 215,336	$ 104,096	$ 5,065,012

The Company's primary sources of funds are customer deposits, brokered deposits, short term borrowings at the FHLBank, other borrowings, loan repayments, unpledged securities, proceeds from sales of loans and available-for-sale securities, and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds. Since mid-2022, the Company has increased the interest rates it pays on many deposit products. The Company has also utilized both fixed-rate and floating-rate brokered deposits of varying terms, as well as overnight FHLBank borrowings.

At December 31, 2022 and 2021, the Company had these available secured lines and on-balance sheet liquidity:

	December 31, 2022	December 31, 2021
Federal Home Loan Bank line	$ 1,005.1 million	$ 756.5 million
Federal Reserve Bank line	397.0 million	352.4 million
Cash and cash equivalents	168.5 million	717.3 million
Unpledged securities – Available-for-sale	371.8 million	406.8 million
Unpledged securities – Held-to-maturity	202.5 million	—

Statements of Cash Flows. During the years ended December 31, 2022, 2021 and 2020, the Company had positive cash flows from operating activities. The Company experienced positive cash flows from investing activities during the year ended December 31, 2021, and negative cash flows from investing activities during the years ended December 31, 2022 and 2020. The Company experienced negative cash flows from financing activities during the year ended December 31, 2021, and positive cash flows from financing activities during the years ended December 31, 2022 and 2020.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for credit losses, realized gains on the sale of investment securities and loans, depreciation and amortization and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $66.6 million, $85.0 million and $46.0 million during the years ended December 31, 2022, 2021 and 2020, respectively.

During the years ended December 31, 2022, 2021 and 2020, investing activities used cash of $801.3 million, provided cash of $190.7 million and used cash of $131.3 million, respectively, primarily due to the net increases and purchases of loans (2022 and 2020) and investment securities (2022, 2021 and 2020), partially offset by cash received for the termination of interest rate derivatives (2020). During 2021, investing activities provided cash as net loan repayments exceeded the purchase of loans and investment securities.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are primarily due to changes in deposits after interest credited, changes in short-term borrowings, proceeds from the issuance of subordinated notes, redemption of subordinated notes, purchases of the Company's common stock and dividend payments to stockholders. Financing activities provided cash flows of $186.0 million and $428.9 million during the years ended December 31, 2022 and 2020, respectively, primarily due to increases in customer deposit balances, net increases or decreases in various borrowings and proceeds from the issuance of subordinated notes (2020), partially offset by dividend payments to stockholders and purchases of the Company's common stock. Financing activities used cash flows of $122.2 million during the year ended December 31, 2021, as dividend payments to stockholders, redemption of subordinated notes and purchases of the Company's common stock exceeded the net increase in deposits.

Capital Resources

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

As of December 31, 2022, total stockholders' equity and common stockholders' equity were each $533.1 million, or 9.4% of total assets, equivalent to a book value of $43.58 per common share. As of December 31, 2021, total stockholders' equity and common stockholders' equity were each $616.8 million, or 11.3% of total assets, equivalent to a book value of $46.98 per common share. At December 31, 2022, the Company's tangible common equity to tangible assets ratio was 9.2%, compared to 11.2% at December 31, 2021. Included in stockholders' equity at December 31, 2022 and 2021, were unrealized gains (losses) (net of taxes) on the Company's available-for-sale investment securities totaling $(47.2 million) and $9.1 million, respectively. This change from a net unrealized gain to a net unrealized loss during 2022 primarily resulted from increasing market interest rates throughout 2022, which decreased the fair value of investment securities.

In addition, included in stockholders' equity at December 31, 2022, were realized gains (net of taxes) on the Company's cash flow hedge (interest rate swap), which was terminated in March 2020, totaling $17.4 million. This amount, plus associated deferred taxes, is expected to be accreted to interest income over the remaining term of the original interest rate swap contract, which was to end in October 2025. At December 31, 2022, the remaining pre-tax amount to be recorded in interest income was $22.5 million. The net effect on total stockholders' equity over time will be no impact as the reduction of this realized gain will be offset by an increase in retained earnings (as the interest income flows through pre-tax income).

Also included in stockholders' equity at December 31, 2022, was an unrealized loss (net of taxes) on the Company's three outstanding cash flow hedges (three interest rate swaps) totaling $23.6 million. Increases in market interest rates since the inception of these hedges have caused their fair values to decrease.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Under current guidelines, which became effective January 1, 2015, banks must have a minimum common equity Tier 1 capital ratio of 4.50%, a minimum Tier 1 risk-based capital ratio of 6.00%, a minimum total risk-based capital ratio of 8.00%, and a minimum Tier 1 leverage ratio of 4.00%. To be considered "well capitalized," banks must have a minimum common equity Tier 1 capital ratio of 6.50%, a minimum Tier 1 risk-based capital ratio of 8.00%, a minimum total risk-based capital ratio of 10.00%, and a minimum Tier 1 leverage ratio of 5.00%. On December 31, 2022, the Bank's common equity Tier 1 capital ratio was 11.9%, its Tier 1 capital ratio was 11.9%, its total capital ratio was 13.1% and its Tier 1 leverage ratio was 11.5%. As a result, as of December 31, 2022, the Bank was well capitalized, with capital ratios in excess of those required to qualify as such. On December 31, 2021, the Bank's common equity Tier 1 capital ratio was 14.1%, its Tier 1 capital ratio was 14.1%, its total capital ratio was 15.4% and its Tier 1 leverage ratio was 11.9%. As a result, as of December 31, 2021, the Bank was well capitalized, with capital ratios in excess of those required to qualify as such.

The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. On December 31, 2022, the Company's common equity Tier 1 capital ratio was 10.6%, its Tier 1 capital ratio was 11.0%, its total capital ratio was 13.5% and its Tier 1 leverage ratio was 10.6%. To be considered well capitalized, a bank holding company must have a Tier 1 risk-based capital ratio of at least 6.00% and a total risk-based capital ratio of at least 10.00%. As of December 31, 2022, the Company was considered well capitalized, with capital ratios in excess of those required to qualify as such. On December 31, 2021, the Company's common equity Tier 1 capital ratio was 12.9%, its Tier 1 capital ratio was 13.4%, its total capital ratio was 16.3% and its Tier 1 leverage ratio was 11.3%. As of December 31, 2021, the Company was considered well capitalized, with capital ratios in excess of those required to qualify as such.

In addition to the minimum common equity Tier 1 capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio, the Company and the Bank have to maintain a capital conservation buffer consisting of additional common equity Tier 1 capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses. Both the Company and the Bank had a capital conservation buffer that exceeded the required minimum levels at December 31, 2022 and 2021.

On August 15, 2021, the Company completed the redemption, at par, of all $75.0 million aggregate principal amount of its 5.25% fixed to floating rate subordinated notes due August 15, 2026. The total redemption price was 100% of the aggregate principal balance of the subordinated notes plus accrued and unpaid interest. The Company utilized cash on hand for the redemption payment. These subordinated notes were included as capital in the Company's calculation of its total capital ratio.

Dividends. During the year ended December 31, 2022, the Company declared common stock cash dividends of $1.56 per share (25.9% of net income per common share) and paid common stock cash dividends of $1.52 per share. During the year ended December 31, 2021, the Company declared common stock cash dividends of $1.40 per share (25.6% of net income per common share) and paid common stock cash dividends of $1.38 per share. The Board of Directors meets regularly to consider the level and the timing of dividend payments. The $0.40 per share dividend declared but unpaid as of December 31, 2022, was paid to stockholders in January 2023.

Common Stock Repurchases and Issuances. The Company has been in various buy-back programs since May 1990. During the years ended December 31, 2022 and 2021, the Company repurchased 1,043,804 shares of its common stock at an average price of $59.25 per share and 715,397 shares of its common stock at an average price of $54.69 per share, respectively. During the years ended December 31, 2022 and 2021, the Company issued 146,601 shares of stock at an average price of $42.69 per share and 91,285 shares of stock at an average price of $40.53 per share, respectively, to cover stock option exercises.

In January 2022, the Company's Board of Directors authorized management to purchase up to one million shares of the Company's outstanding common stock, under a program of open market purchases or privately negotiated transactions. At December 31, 2022, there were approximately 177,000 shares which could still be purchased under this authorization. In December 2022, the Company's Board of Directors authorized the purchase of up to an additional one million shares of the Company's outstanding common stock, under a program of open market purchases or privately negotiated transactions, resulting in a total of approximately 1.2 million shares currently available in our stock repurchase authorization.

Management has historically utilized stock buy-back programs from time to time as long as management believed that repurchasing the stock would contribute to the overall growth of shareholder value. The number of shares of stock that will be repurchased at any particular time and the prices that will be paid are subject to many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time, the price of the stock within the market as determined by the market and the projected impact on the Company's earnings per share and capital.

Non-GAAP Financial Measures

This document contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures includes the efficiency ratio excluding consulting expense and related contract termination liability and tangible common equity to tangible assets ratio.

We calculate the efficiency ratio excluding consulting expense and related contract termination liability by subtracting from the non-interest expense component of the ratio the consulting expense and contract termination fee we incurred during 2021 in connection with the evaluation of our core and ancillary software and information technology systems. We had no such expenses or fees during 2022. Management believes the efficiency ratio calculated in this manner better reflects our core operating performance and makes this ratio more meaningful when comparing our operating results to different periods.

In calculating the ratio of tangible common equity to tangible assets, we subtract period-end intangible assets from common equity and from total assets. Management believes that the presentation of this measure excluding the impact of intangible assets provides useful supplemental information that is helpful in understanding our financial condition and results of operations, as it provides a method to assess management's success in utilizing our tangible capital as well as our capital strength. Management also believes that providing a measure that excludes balances of intangible assets, which are subjective components of valuation, facilitates the comparison of our performance with the performance of our peers. In addition, management believes that this is a standard financial measure used in the banking industry to evaluate performance.

These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculation of non-GAAP measures, this presentation may not be comparable to other similarly titled measures as calculated by other companies.

Non-GAAP Reconciliation: Efficiency Ratio Excluding Consulting Expense and Related Contract Termination Liability

	Year Ended December 31, 2021	
	(Dollars in Thousands)	
Reported non-interest expense/ efficiency ratio	$ 127,635	59.03%
Less: Impact of one-time consulting expense and related contract termination liability	5,318	2.46
Core non-interest expense/ efficiency ratio	$ 122,317	56.57%

There were no non-GAAP adjustments to the efficiency ratio for years other than 2021.

Non-GAAP Reconciliation: Ratio of Tangible Common Equity to Tangible Assets

	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
	(Dollars In Thousands)				
Common equity at period end	$ 533,087	$ 616,752	$ 629,741	$ 603,066	$ 531,977
Less: Intangible assets at period end	10,813	6,081	6,944	8,098	9,288
Tangible common equity at period end (a)	$ 522,274	$ 610,671	$ 622,797	$ 594,968	$ 522,689
Total assets at period end	$ 5,680,702	$ 5,449,944	$ 5,526,420	$ 5,015,072	$ 4,676,200
Less: Intangible assets at period end	10,813	6,081	6,944	8,098	9,288
Tangible assets at period end (b)	$ 5,669,889	$ 5,443,863	$ 5,519,476	$ 5,006,974	$ 4,666,912
Tangible common equity to tangible assets (a) / (b)	9.21 %	11.22 %	11.28 %	11.88 %	11.20 %

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure the Risk to Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk, we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2022, Great Southern's interest rate risk models indicate that, generally, rising interest rates are expected to have a positive impact on the Company's net interest income, while declining interest rates are expected to have a negative impact on net interest income. We model various interest rate scenarios for rising and falling rates, including both parallel and non-parallel shifts in rates. The results of our modeling indicate that net interest income is not likely to be significantly affected either positively or negatively in the first twelve months following relatively minor changes in market interest rates because our portfolios are relatively well-matched in a twelve-month horizon. In a situation where market interest rates increase significantly in a short period of time, our net interest margin increase may be more pronounced in the very near term (first one to three months), due to fairly rapid increases in LIBOR/SOFR interest rates (or their replacement rates) and "prime" interest rates. In a situation where market interest rates decrease significantly in a short period of time, as they did in March 2020, our net interest margin decrease may be more pronounced in the very near term (first one to three months), due to fairly rapid decreases in LIBOR/SOFR interest rates (or their replacement rates) and "prime" interest rates. In the subsequent months we expect that the net interest margin would stabilize and begin to improve, as renewal interest rates on maturing time deposits are expected to decrease compared to the then-current rates paid on those products. During 2020, we did experience some compression of our net interest margin percentage due to the Federal Fund rate being cut by a total of 2.25% from July 2019 through March 2020. Margin compression primarily resulted from changes in the asset mix, mainly the addition of lower-yielding assets and the issuance of subordinated notes during 2020 and the net interest margin remained lower than our historical average in 2021. LIBOR interest rates decreased significantly in 2020 and remained very low in 2021 and into the first three months of 2022, putting pressure on loan yields, and strong pricing competition for loans and deposits remains in most of our markets. Since March 2022, market interest rates have increased fairly rapidly and are expected to increase further in the first half of 2023. This increased loan yields and expanded our net interest income and net interest margin in 2022. While market interest rate increases are expected to result in increases to loan yields, we expect that much of this benefit will be offset by increased funding costs. Subsequent to December 31, 2022, cumulative time deposit maturities are as follows: within three months --$237 million; within six months -- $733 million; and within twelve months -- $1.07 billion. At December 31, 2022, the weighted average interest rates on these various cumulative maturities were 1.42%, 1.87% and 2.09%, respectively.

The current level and shape of the interest rate yield curve poses challenges for interest rate risk management. Prior to its increase of 0.25% on December 16, 2015, the FRB had last changed interest rates on December 16, 2008. This was the first rate increase since September 29, 2006. The FRB also implemented rate change increases of 0.25% on eight additional occasions beginning December 14, 2016 and through December 31, 2018, with the Federal Funds rate reaching as high as 2.50%. After December 2018, the FRB paused its rate increases and, in July, September and October 2019, implemented rate decreases of 0.25% on each of those occasions. At December 31, 2019, the Federal Funds rate stood at 1.75%. In response to the COVID-19 pandemic, the FRB decreased interest rates on two occasions in March 2020, a 0.50% decrease on March 3rd and a 1.00% decrease on March 16th. At December 31, 2021, the Federal Funds rate was 0.25%. In 2022, the FRB implemented rate increases of 0.25%, 0.50%, 0.75%, 0.75%, 0.75%, 0.75% and 0.50% in March, May, June, July, September, November and December 2022, respectively. At December 31, 2022, the Federal Funds rate was 4.50%, and is 4.75% currently. Financial markets expect further increases in Federal Funds interest rates in the first half of 2023, with 0.50-1.00% of additional cumulative rate hikes currently anticipated. A substantial portion of Great Southern's loan portfolio ($958.8 million at December 31, 2022) is tied to the one-month or three-month LIBOR index and will be subject to adjustment at least once within 90 days after December 31, 2022. Of these loans, $958.4 million had interest rate floors. Great Southern's loan portfolio also includes loans ($501.2 million at December 31, 2022) tied to various SOFR indexes that will be subject to adjustment at least once within 90 days after December 31, 2022. Of these loans, $501.2 million had interest rate floors. Great Southern also has a portfolio of loans ($747.6 million at December 31, 2022) tied to a "prime rate" of interest that will adjust immediately or within 90 days of a change to the "prime rate" of interest. Of these loans, $734.6 million had interest rate floors at various rates. Great Southern also has a portfolio of loans ($6.7 million at December 31, 2022) tied to an AMERIBOR index that will adjust immediately or within 90 days of a change to the "prime rate" of interest. Of these loans, $6.7 million had interest rate floors at various rates. At December 31, 2022, nearly all of these LIBOR/SOFR and "prime rate" loans had fully-indexed rates that were at or above their floor rate and so are expected to move fully with future market interest rate increases.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the Asset and Liability Committee. The Asset and Liability Committee is chaired by the Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the Asset and Liability Committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The Asset and Liability Committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The Asset and Liability Committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the Asset and Liability Committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans or loans with fixed rates that mature in less than five years, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin.

The Asset and Liability Committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. In 2011, the Company began executing interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. Because the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. These interest rate derivatives result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions.

In October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a contractual termination date of October 6, 2025. Under the terms of the swap, the Company received a fixed rate of interest of 3.018% and paid a floating rate of interest equal to one-month USD-LIBOR. The floating rate reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. Due to lower market interest rates, the Company received net interest settlements which were recorded as loan interest income. If USD-LIBOR exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and record those net payments as a reduction of interest income on loans. The effective portion of the gain or loss on the derivative was reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affected earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

In March 2020, the Company and its swap counterparty mutually agreed to terminate the $400 million interest rate swap prior to its contractual maturity. The Company was paid $45.9 million from its swap counterparty as a result of this termination.

In March 2022, the Company entered into another interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap is $300 million with an effective date of March 1, 2022 and a termination date of March 1, 2024. Under the terms of the swap, the Company will receive a fixed rate of interest of 1.6725% and will pay a floating rate of interest equal to one-month USD-LIBOR. The floating rate will be reset monthly and net settlements of interest due to/from the counterparty will also occur monthly. The initial floating rate of interest was set at 0.24143%. The Company will receive net interest settlements which will be recorded as loan interest income, to the extent that the fixed rate of interest exceeds one-month USD-LIBOR. If USD-LIBOR exceeds the fixed rate of interest in future periods, the Company will be required to pay net settlements to the counterparty and will record those net payments as a reduction of interest income on loans.

In July 2022, the Company entered into two interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of each swap is $200 million with an effective date of May 1 2023 and a termination date of May 1, 2028. Under the terms of one swap, beginning in May 2023, the Company will receive a fixed rate of interest of 2.628% and will pay a floating rate of interest equal to one-month USD-SOFR OIS. Under the terms of the other swap, beginning in May 2023, the Company will receive a fixed rate of interest of 5.725% and will pay a floating rate of interest equal to one-month USD-Prime. In each case, the floating rate will be reset monthly and net settlements of interest due to/from the counterparty will also occur monthly. To the extent the fixed rate of interest exceeds the floating rate of interest, the Company will receive net interest settlements, which will be recorded as loan interest income. If the floating rate of interest exceeds the fixed rate of interest, the Company will be required to pay net settlements to the counterparty and will record those net payments as a reduction of interest income on loans.

The Company's interest rate derivatives and hedging activities are discussed further in *Note 16* of the accompanying audited financial statements.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2022. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Maturities

| | December 31, | | | | | | | | December 31, 2022 |
	2023	2024	2025	2026	2027	2028-2037	Thereafter	Total	Fair Value
					(Dollars In Thousands)				
Financial Assets:									
Interest bearing deposits	$ 63,258	—	—	—	—	—	—	$ 63,258	$ 63,258
Weighted average rate	4.34 %	—	—	—	—	—	—	4.34 %	
Available-for-sale debt securities (1)	$ 2,253	—	$ 6,906	$ 3,667	$ 20,770	$ 184,690	$ 272,306	$ 490,592	$ 490,592
Weighted average rate	4.55 %	—	4.10 %	1.76 %	1.43 %	2.75 %	2.73 %	2.70 %	
Held-to-maturity securities (2)	—	—	—	$ 532	—	$ 107,437	$ 94,526	$ 202,495	$ 177,765
Weighted average rate	—	—	—	1.58 %	—	2.81 %	2.43 %	2.63 %	
Adjustable rate loans	$ 897,043	$ 465,012	$ 279,450	$ 215,533	$ 99,157	$ 218,402	$ 688,853	$ 2,863,450	$ 2,817,381
Weighted average rate	7.24 %	7.07 %	6.90 %	7.10 %	6.63 %	5.83 %	3.24 %	4.23 %	
Fixed rate loans	$ 210,435	$ 185,784	$ 291,763	$ 377,044	$ 271,921	$ 352,586	$ 33,209	$ 1,722,742	$ 1,653,061
Weighted average rate	4.61 %	4.33 %	4.54 %	3.92 %	4.55 %	3.91 %	4.30 %	4.26 %	
Federal Home Loan Bank stock and other interest earning assets	$ 20,710	—	—	—	—	—	$ 10,104	$ 30,814	$ 30,814
Weighted average rate	4.33 %	—	—	—	—	—	4.49 %	4.38 %	
Total financial assets	$ 1,193,699	$ 650,796	$ 578,119	$ 596,776	$ 391,848	$ 863,115	$ 1,098,998	$ 5,373,351	
Financial Liabilities:									
Time deposits	$ 1,070,939	$ 139,060	$ 65,454	$ 2,967	$ 3,532	$ 835	—	$ 1,282,787	$ 1,270,790
Weighted average rate	2.09 %	3.31 %	3.75 %	0.72 %	0.71 %	3.75 %	—	2.30 %	
Interest-bearing demand	$ 2,338,535	—	—	—	—	—	—	$ 2,338,535	$ 2,338,535
Weighted average rate	0.90 %	—	—	—	—	—	—	0.90 %	
Non-interest-bearing demand	$ 1,063,588	—	—	—	—	—	—	$ 1,063,588	$ 1,063,588
Weighted average rate	—	—	—	—	—	—	—	—	
Securities sold under reverse repurchase agreements	$ 176,843	—	—	—	—	—	—	$ 176,843	$ 176,843
Weighted average rate	0.94 %	—	—	—	—	—	—	0.94 %	
Short-term borrowings, overnight FHLB borrowings, and other liabilities	$ 89,583	—	—	—	—	—	—	$ 89,583	$ 89,583
Weighted average rate	4.60 %	—	—	—	—	—	—	4.60 %	
Subordinated notes	—	—	—	—	—	$ 75,000	—	$ 75,000	$ 72,000
Weighted average rate	—	—	—	—	—	5.95 %	—	5.95 %	
Subordinated debentures	—	—	—	—	—	—	$ 25,774	$ 25,774	$ 25,774
Weighted average rate	—	—	—	—	—	—	6.04 %	6.04 %	
Total financial liabilities	$ 4,739,488	$ 139,060	$ 65,454	$ 2,967	$ 3,532	$ 75,835	$ 25,774	$ 5,052,110	

(1) Available-for-sale debt securities include approximately $417.5 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

(2) Held-to-maturity debt securities include approximately $196.3 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

Repricing

	December 31,								December 31, 2022
	2023	2024	2025	2026	2027	2028-2037	Thereafter	Total	Fair Value
	(Dollars In Thousands)								
Financial Assets:									
Interest bearing deposits	$ 63,258	—	—	—	—	—	—	$ 63,258	$ 63,258
Weighted average rate	4.34 %	—	—	—	—	—	—	4.34 %	
Available-for-sale debt securities (1)	$ 2,253	—	$ 6,906	$ 3,667	$ 20,770	$ 184,690	$ 272,306	$ 490,592	$ 490,592
Weighted average rate	4.55 %	—	4.10 %	1.76 %	1.43 %	2.75 %	2.73 %	2.70 %	
Held-to-maturity securities (2)	—	—	—	$ 532	—	$ 107,437	$ 94,526	$ 202,495	$ 177,765
Weighted average rate	—	—	—	1.58 %	—	2.81 %	2.43 %	2.63 %	
Adjustable rate loans	$ 2,198,489	$ 23,333	$ 45,734	$ 32,935	$ 69,629	$ 493,330	—	$ 2,863,450	$ 2,817,381
Weighted average rate	3.84 %	4.01 %	3.91 %	3.32 %	3.72 %	3.50 %	—	6.08 %	
Fixed rate loans	$ 210,435	$ 185,784	$ 291,763	$ 377,044	$ 271,921	$ 352,586	$ 33,209	$ 1,722,742	$ 1,653,061
Weighted average rate	4.61 %	4.33 %	4.54 %	3.92 %	4.55 %	3.91 %	4.30 %	4.26 %	
Federal Home Loan Bank stock and other interest earning assets	$ 30,814	—	—	—	—	—	—	$ 30,814	$ 30,814
Weighted average rate	4.38 %	—	—	—	—	—	—	4.38 %	
Total financial assets	$ 2,505,249	$ 209,117	$ 344,403	$ 414,178	$ 362,320	$ 1,138,043	$ 400,041	$ 5,373,351	
Financial Liabilities:									
Time deposits	$ 1,082,139	$ 127,860	$ 65,454	$ 2,967	$ 3,532	$ 835	—	$ 1,282,787	$ 1,270,790
Weighted average rate	2.09 %	3.34 %	3.75 %	0.72 %	0.71 %	3.75 %	—	2.30 %	
Interest-bearing demand	$ 2,338,535	—	—	—	—	—	—	$ 2,338,535	$ 2,338,535
Weighted average rate	0.90 %	—	—	—	—	—	—	0.90 %	
Non-interest-bearing demand (3)	—	—	—	—	—	—	$ 1,063,588	$ 1,063,588	$ 1,063,588
Weighted average rate	—	—	—	—	—	—	—	—	
Securities sold under reverse repurchase agreements	$ 176,843	—	—	—	—	—	—	$ 176,843	$ 176,843
Weighted average rate	0.94 %	—	—	—	—	—	—	0.94 %	
Short-term borrowings, overnight FHLB borrowings, and other liabilities	$ 89,583	—	—	—	—	—	—	$ 89,583	$ 89,583
Weighted average rate	4.60 %	—	—	—	—	—	—	4.60 %	
Subordinated notes	—	—	$ 75,000	—	—	—	—	$ 75,000	$ 72,000
Weighted average rate	—	—	5.95 %	—	—	—	—	5.95 %	
Subordinated debentures	$ 25,774	—	—	—	—	—	—	$ 25,774	$ 25,774
Weighted average rate	6.04 %	—	—	—	—	—	—	6.04 %	
Total financial liabilities	$ 3,712,874	$ 127,860	$ 140,454	$ 2,967	$ 3,532	$ 835	$ 1,063,588	$ 5,052,110	
Periodic repricing GAP	$ (1,207,625)	$ 81,257	$ 203,949	$ 411,211	$ 358,788	$ 1,137,208	$ (663,547)	$ 321,241	
Cumulative repricing GAP	$ (1,207,625)	$ (1,126,368)	$ (922,419)	$ (511,208)	$ (152,420)	$ 984,788	$ 321,241		

(1) Available-for-sale debt securities include approximately $417.5 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

(2) Held-to-maturity debt securities include approximately $196.3 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

(3) Non-interest-bearing demand deposits are included in this table in the column labeled "Thereafter" since there is no interest rate related to these liabilities and therefore there is nothing to reprice.



Great Southern Bancorp, Inc.

Auditor's Report and Consolidated Financial Statements

December 31, 2022 and 2021

FORVIS

910 E. St. Louis Street, Suite 200 / Springfield, MO 65806
P 417.865.8701 / F 417.865.0682
forvis.com

Report of Independent Registered Public Accounting Firm

Stockholders, Board of Directors, and Audit Committee
Great Southern Bancorp, Inc.
Springfield, Missouri

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Great Southern Bancorp, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 13, 2023, expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in *Notes 1* and *3* to the consolidated financial statements, the Company changed its method of accounting for the allowance for credit losses in 2021 due to the adoption of *ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involves our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company's loan portfolio totaled $4.6 billion as of December 31, 2022, and the allowance for credit losses on loans was $63.5 million. The Company's unfunded loan commitments totaled $2.1 billion, with an allowance for credit loss of $12.8 million. Together these amounts represent the allowance for credit losses (ACL).

The ACL on loans and unfunded commitments as defined by Topic 326 is an estimate of lifetime expected credit losses on loans and unfunded commitments. The ACL is measured on a collective basis based on pools of loans with similar risk characteristics. Average historical loss rates over a defined lookback period are analyzed for the segmented loan pools, and adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions and reasonable and supportable forecasts. Qualitative factors such as changes in economic conditions, concentrations of risk, and changes in portfolio risk are considered in determining the adequacy of the level of the ACL. The Company discloses that this determination involves a high degree of judgment and complexity and is inherently subjective.

We identified the valuation of the ACL as a critical audit matter. Auditing the ACL involves a high degree of subjectivity in evaluating management's estimates, such as evaluating management's assessment of economic conditions and other qualitative or environmental factors, evaluating the adequacy of specifically identified losses on individually evaluated loans, and assessing the appropriateness of loan credit ratings.

The primary procedures we performed to address this critical audit matter included:

- Obtaining an understanding of the Company's process for establishing the ACL;

- Testing the design and operating effectiveness of controls, including those related to technology, over the ACL including data completeness and accuracy, classifications of loans by loan segment, verification of historical net loss data and calculated net loss rates, the establishment of qualitative adjustments, credit ratings, and risk classification of loans and establishment of specific reserves on individually evaluated loans, and management's review and disclosure controls over the ACL;

- Testing of completeness and accuracy of the information utilized in the ACL;

- Testing the mathematical accuracy of the calculation of the ACL;

- Evaluating the qualitative adjustments, including assessing the basis for the adjustments and the reasonableness of significant assumptions;

- Testing the loan review function and evaluating the accuracy of loan credit ratings;

- Evaluating the reasonableness of specific allowances on individually evaluated loans;

- Evaluating the overall reasonableness of assumptions used by management considering the past performance of the Company and evaluating trends identified within peer groups;

- Evaluating the disclosures in the consolidated financial statements.

FORVIS, LLP (Formerly, BKD, LLP)

FORVIS,LLP

We have served as the Company's auditor since 1975.

Springfield, Missouri
March 13, 2023

Great Southern Bancorp, Inc.
Consolidated Statements of Financial Condition
December 31, 2022 and 2021
(In Thousands, Except Per Share Data)

Assets

	2022	2021
Cash	$ 105,262	$ 90,008
Interest-bearing deposits in other financial institutions	63,258	627,259
Cash and cash equivalents	168,520	717,267
Available-for-sale securities	490,592	501,032
Held-to-maturity securities	202,495	—
Mortgage loans held for sale	4,811	8,735
Loans receivable, net of allowance for credit losses of $63,480 and $60,754 at December 31, 2022 and 2021, respectively	4,506,836	4,007,500
Interest receivable	19,107	10,705
Prepaid expenses and other assets	69,461	45,176
Other real estate owned and repossessions, net	233	2,087
Premises and equipment, net	141,070	132,733
Goodwill and other intangible assets	10,813	6,081
Federal Home Loan Bank stock and other interest earning assets	30,814	6,655
Current and deferred income taxes	35,950	11,973
Total assets	$ 5,680,702	$ 5,449,944

Great Southern Bancorp, Inc.
Consolidated Statements of Financial Condition
December 31, 2022 and 2021
(In Thousands, Except Per Share Data)

Liabilities and Stockholders' Equity

	2022	2021
Liabilities		
Deposits	$ 4,684,910	$ 4,552,101
Securities sold under reverse repurchase agreements with customers	176,843	137,116
Short-term borrowings and other interest-bearing liabilities	89,583	1,839
Subordinated debentures issued to capital trust	25,774	25,774
Subordinated notes	74,281	73,984
Accrued interest payable	3,010	646
Advances from borrowers for taxes and insurance	6,590	6,147
Accrued expenses and other liabilities	73,808	25,956
Liability of unfunded commitments	12,816	9,629
Total liabilities	5,147,615	4,833,192
Commitments and Contingencies	—	—
Stockholders' Equity		
Capital stock		
Serial preferred stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 2022 and 2021 – -0- shares	—	—
Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding 2022 – 12,231,290 shares, 2021 – 13,128,493 shares	122	131
Additional paid-in capital	42,445	38,314
Retained earnings	543,875	545,548
Accumulated other comprehensive income (loss), net of income taxes of $(17,948) and $9,676 at December 31, 2022 and 2021, respectively	(53,355)	32,759
Total stockholders' equity	533,087	616,752
Total liabilities and stockholders' equity	$ 5,680,702	$ 5,449,944

Great Southern Bancorp, Inc.

Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(In Thousands, Except Per Share Data)

	2022	2021	2020
Interest Income			
Loans	$ 205,751	$ 186,269	$ 204,964
Investment securities and other	21,226	12,404	12,739
	226,977	198,673	217,703
Interest Expense			
Deposits	20,676	13,102	32,431
Securities sold under reverse repurchase agreements	324	37	31
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	1,066	—	644
Subordinated debentures issued to capital trust	875	448	628
Subordinated notes	4,422	7,165	6,831
	27,363	20,752	40,565
Net Interest Income	199,614	177,921	177,138
Provision (Credit) for Credit Losses on Loans	3,000	(6,700)	15,871
Provision for Unfunded Commitments	3,187	939	—
Net Interest Income After Provision (Credit) for Credit Losses and Provision for Unfunded Commitments	193,427	183,682	161,267
Non-interest Income			
Commissions	1,208	1,263	892
Overdraft and insufficient funds fees	7,872	6,686	6,481
Point-of-sale and ATM fee income and service charges	15,705	15,029	12,203
Net gain on loan sales	2,584	9,463	8,089
Net realized gain (loss) on sales of available-for-sale securities	(130)	—	78
Late charges and fees on loans	1,182	1,434	1,419
Gain (loss) on derivative interest rate products	321	312	(264)
Other income	5,399	4,130	6,152
	34,141	38,317	35,050
Non-interest Expense			
Salaries and employee benefits	75,300	70,290	70,810
Net occupancy and equipment expense	28,471	29,163	27,582
Postage	3,379	3,164	3,069
Insurance	3,197	3,061	2,405
Advertising	3,261	3,072	2,631
Office supplies and printing	867	848	1,016
Telephone	3,170	3,458	3,794
Legal, audit and other professional fees	6,330	6,555	2,378
Expense on other real estate and repossessions	359	627	2,023
Acquired deposit intangible asset amortization	768	863	1,154
Other operating expenses	8,264	6,534	6,363
	133,366	127,635	123,225

Great Southern Bancorp, Inc.

Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(In Thousands, Except Per Share Data)

	2022	2021	2020
Income Before Income Taxes	$ 94,202	$ 94,364	$ 73,092
Provision for Income Taxes	18,254	19,737	13,779
Net Income	$ 75,948	$ 74,627	$ 59,313
Earnings Per Common Share			
Basic	$ 6.07	$ 5.50	$ 4.22
Diluted	$ 6.02	$ 5.46	$ 4.21

Great Southern Bancorp, Inc.

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2022, 2021 and 2020
(In Thousands)

	2022	2021	2020
Net Income	$ 75,948	$ 74,627	$ 59,313
Unrealized appreciation (depreciation) on available-for-sale securities, net of taxes (credit) of $(18,106), $(4,171) and $4,215 for 2022, 2021 and 2020, respectively	(56,448)	(14,121)	14,274
Unrealized loss on securities transferred to held-to-maturity, net of taxes (credit) of $29, $-0- and $-0- for 2022, 2021 and 2020, respectively	89	—	—
Less: reclassification adjustment for losses (gains) included in net income, net of taxes (credit) of $32, $0 and $18 for 2022, 2021 and 2020, respectively	98	—	(60)
Amortization of realized gain on termination of cash flow hedge, net of taxes (credit) of $(1,852), $(1,852) and $(1,541), for 2022, 2021, and 2020, respectively	(6,271)	(6,271)	(5,223)
Change in value of active cash flow hedges, net of taxes (credit) of $(7,695), $0 and $3,519 for 2022, 2021 and 2020, respectively	(23,582)	—	11,914
Other comprehensive income (loss)	(86,114)	(20,392)	20,905
Comprehensive Income (Loss)	$ (10,166)	$ 54,235	$ 80,218

Great Southern Bancorp, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2022, 2021 and 2020
(In Thousands, Except Per Share Data)

	Common Stock	
Balance, January 1, 2020	$	143
Net income		—
Stock issued under Stock Option Plan		—
Common dividends declared, $2.36 per share		—
Purchase of the Company's common stock		—
Other comprehensive gain		—
Reclassification of treasury stock per Maryland law		(5)
Balance, December 31, 2020		138
Net income		—
Stock issued under Stock Option Plan		—
Common dividends declared, $1.40 per share		—
Impact of ASU 2016-13 adoption		—
Purchase of the Company's common stock		—
Other comprehensive gain		—
Reclassification of treasury stock per Maryland law		(7)
Balance, December 31, 2021		131
Net income		—
Stock issued under Stock Option Plan		—
Common dividends declared, $1.56 per share		—
Purchase of the Company's common stock		—
Other comprehensive loss		—
Reclassification of treasury stock per Maryland law		(9)
Balance, December 31, 2022	$	122

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$ 33,510	$ 537,167	$ 32,246	$ —	$ 603,066
—	59,313	—	—	59,313
1,494	—	—	320	1,814
—	(33,253)	—	—	(33,253)
—	—	—	(22,104)	(22,104)
—	—	20,905	—	20,905
—	(21,779)	—	21,784	—
35,004	541,448	53,151	—	629,741
—	74,627	—	—	74,627
3,310	—	—	1,615	4,925
—	(18,851)	—	—	(18,851)
—	(14,175)	—	—	(14,175)
—	—	—	(39,123)	(39,123)
—	—	(20,392)	—	(20,392)
—	(37,501)	—	37,508	—
38,314	545,548	32,759	—	616,752
—	75,948	—	—	75,948
4,131	—	—	3,564	7,695
—	(19,347)	—	—	(19,347)
—	—	—	(61,847)	(61,847)
—	—	(86,114)	—	(86,114)
—	(58,274)	—	58,283	—
$ 42,445	$ 543,875	$ (53,355)	$ —	$ 533,087

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(In Thousands)

	2022	2021	2020
Operating Activities			
Net income	$ 75,948	$ 74,627	$ 59,313
Proceeds from sales of loans held for sale	103,347	351,391	317,173
Originations of loans held for sale	(95,007)	(332,289)	(316,125)
Items not requiring (providing) cash			
Depreciation	8,498	9,555	10,007
Amortization	1,179	1,583	2,075
Compensation expense for stock option grants	1,437	1,225	1,153
Provision (credit) for credit losses	3,000	(6,700)	15,871
Provision for unfunded commitments	3,187	939	—
Net gain on loan sales	(2,584)	(9,463)	(8,089)
Net realized (gain) loss on available-for-sale securities	130	—	(78)
Gain on sale of premises and equipment	(1,023)	(1)	(37)
Loss (gain) on sale/write-down of other real estate and repossessions	(126)	(71)	840
Accretion of deferred income, premiums, discounts and other	(7,719)	(10,262)	(6,147)
Loss (gain) on derivative interest rate products	(321)	(312)	264
Deferred income taxes	2,485	3,712	(11,480)
Changes in			
Interest receivable	(8,402)	2,088	362
Prepaid expenses and other assets	(24,248)	3,257	(17,163)
Accrued expenses and other liabilities	5,637	(2,495)	(612)
Income taxes refundable/payable	1,162	(1,808)	(1,279)
Net cash provided by operating activities	66,580	84,976	46,048

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(In Thousands)

	2022	2021	2020
Investing Activities			
Net change in loans	$ (134,344)	$ 448,599	$ (62,493)
Purchase of loans	(361,817)	(152,797)	(92,099)
Cash received for termination of interest rate derivative	—	—	45,864
Purchase of premises and equipment	(20,110)	(5,739)	(8,224)
Proceeds from sale of premises and equipment	3,980	586	781
Proceeds from sale of other real estate and repossessions	2,351	2,230	4,096
Capitalized costs on other real estate owned	—	—	(126)
Proceeds from sale of available-for-sale securities	18,375	—	19,236
Proceeds from repayments of held-to-maturity securities	23,821	—	—
Proceeds from maturities, calls and repayments of available-for-sale securities	51,348	72,149	76,248
Purchase of available-for-sale securities	(360,725)	(177,466)	(118,296)
Redemption (purchase) of Federal Home Loan Bank stock and other interest-earning assets	(24,159)	3,151	3,667
Net cash provided by (used in) investing activities	(801,280)	190,713	(131,346)
Financing Activities			
Net increase (decrease) in certificates of deposit	321,718	(429,723)	(330,306)
Net increase (decrease) in checking and savings accounts	(188,909)	464,921	887,114
Net increase (decrease) in short-term borrowings and other interest-bearing liabilities	127,471	(26,737)	(146,632)
Advances from (to) borrowers for taxes and insurance	443	(1,389)	52
Proceeds from issuance of subordinated notes	—	—	73,513
Redemption of subordinated notes	—	(75,000)	—
Purchase of the company's common stock	(61,847)	(39,123)	(22,104)
Dividends paid	(19,181)	(18,800)	(33,426)
Stock options exercised	6,258	3,700	661
Net cash provided by (used in) financing activities	185,953	(122,151)	428,872
Increase (Decrease) in Cash and Cash Equivalents	(548,747)	153,538	343,574
Cash and Cash Equivalents, Beginning of Year	717,267	563,729	220,155
Cash and Cash Equivalents, End of Year	$ 168,520	$ 717,267	$ 563,729

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Operating Segments

Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the operations of Great Southern Bank (the "Bank"), which provides a full range of financial services to customers primarily located in Missouri, Iowa, Kansas, Minnesota, Nebraska and Arkansas. The Bank also originates commercial loans from lending offices in Atlanta; Charlotte, North Carolina; Chicago; Dallas; Denver; Omaha, Nebraska; Phoenix; and Tulsa, Oklahoma. The Company and the Bank are subject to regulation by certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, construction loans, commercial business loans and consumer loans and funding these loans by attracting deposits from the general public, accepting brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance. Selected information is not presented separately for the Company's reportable segment, as there is no material difference between that information and the corresponding information in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and fair values of financial instruments. In connection with the determination of the allowance for credit losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. In addition, the Company considers that the determination of the carrying value of goodwill and intangible assets involves a high degree of judgment and complexity.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, Great Southern Real Estate Development Corporation, GSB One LLC (including its wholly owned subsidiary, GSB Two LLC), Great Southern Financial Corporation, Great Southern Community Development Company, LLC (including its wholly owned subsidiary, Great Southern CDE, LLC), GS, LLC, GSSC, LLC, GSTC Investments, LLC, GS-RE Holding, LLC (including its wholly owned subsidiary, GS RE Management, LLC), GS-RE Holding II, LLC, GS-RE Holding III, LLC, VFP Conclusion Holding, LLC and VFP Conclusion Holding II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Federal Home Loan Bank Stock

Federal Home Loan Bank common stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. The Company's consolidated statements of income reflect the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income for available-for-sale securities. The credit loss component recognized in earnings through a provision for credit loss is identified as the amount of principal cash flows not expected to be received over the remaining term of the security based on cash flow projections.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally obtained to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans Originated by the Company

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Past due status is based on the contractual terms of a loan. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection. Payments received on nonaccrual loans are applied to principal until the loans are returned to accrual status. Loans are returned to accrual status when all payments contractually due are brought current, payment performance is sustained for a period of time, generally six months, and future payments are reasonably assured. With the exception of consumer loans, charge-offs on loans are recorded when available information indicates a loan is not fully collectible and the loss is reasonably quantifiable. Consumer loans are charged-off at specified delinquency dates consistent with regulatory guidelines.

Allowance for Credit Losses

The allowance for credit losses is measured using an average historical loss model that incorporates relevant information about past events (including historical credit loss experience on loans with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. The allowance for credit losses is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics, including borrower type, collateral and repayment types and expected credit loss patterns. Classified loans and/or TDR loans with a balance greater than or equal to $100,000, which do not necessarily share similar risk characteristics, are evaluated on an individual basis.

For loans evaluated for credit losses on a collective basis, average historical loss rates are calculated for each pool using the Company's historical net charge-offs (combined charge-offs and recoveries by observable historical reporting period) and outstanding loan balances during a lookback period. Lookback periods can be different based on the individual pool and represent management's credit expectations for the pool of loans over the remaining contractual life. In certain loan pools, if the Company's own historical loss rate is not reflective of the loss expectations, the historical loss rate is augmented by industry and peer data. The calculated average net charge-off rate is then adjusted for current conditions and reasonable and supportable forecasts. These adjustments increase or decrease the average historical loss rate to reflect expectations of future losses given economic forecasts of key macroeconomic variables including, but not limited to, unemployment rate, GDP, disposable income and market volatility. The adjustments are based on results from various regression models projecting the impact of the macroeconomic variables to loss rates. The forecast is used for a reasonable and supportable period before reverting back to historical averages using a straight-line method. The forecast adjusted loss rate is applied to the amortized cost of loans over the remaining contractual lives, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals and modifications unless there is a reasonable expectation that a troubled debt restructuring will be executed. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecast such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.

Loans Acquired in Business Combinations

Loans acquired in business combinations under ASC Topic 805, *Business Combinations*, required the use of the acquisition method of accounting. Therefore, such loans were initially recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, *Fair Value Measurements and Disclosures*. The Company's historical acquisitions all occurred under previous US GAAP prior to the Company's adoption of ASU 2016-13. No allowance for credit losses related to the acquired loans was recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

For acquired loans not acquired in conjunction with an FDIC-assisted transaction that were not considered to be purchased credit-impaired loans, the Company evaluated those loans acquired in accordance with the provisions of ASC Topic 310-20, *Nonrefundable Fees and Other Costs*. The fair value discount on these loans is accreted into interest income over the weighted average life of the loans using a constant yield method. These loans are not considered to be impaired loans. The Company's historical acquisitions all occurred under previous US GAAP prior to the Company's adoption of ASU 2016-13. The Company evaluated purchased credit-impaired loans in accordance with the provisions of ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*. Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected were considered to be credit impaired. Evidence of credit quality deterioration as of the purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Acquired credit-impaired loans that are accounted for under the accounting guidance for loans acquired with deteriorated credit quality are initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. At the date of CECL adoption, the Company did not reassess whether purchased credit impaired (PCI) loans met the criteria of purchased with credit deterioration (PCD) loans.

The Company evaluated all of its loans acquired in conjunction with its FDIC-assisted transactions in accordance with the provisions of ASC Topic 310-30. For purposes of applying ASC 310-30, loans acquired in FDIC-assisted business combinations are aggregated into pools of loans with common risk characteristics. All loans acquired in the FDIC transactions, both covered and not covered by loss sharing agreements, were deemed to be purchased credit-impaired loans as there is general evidence of credit deterioration since origination in the pools and there is some probability that not all contractually required payments will be collected. As a result, related discounts are recognized subsequently through accretion based on changes in the expected cash flows of these acquired loans.

Prior to the adoption of ASU 2016-13, the expected cash flows of the acquired loan pools in excess of the fair values recorded, referred to as the accretable yield, was recognized in interest income over the remaining estimated lives of the loan pools for impaired loans accounted for under ASC Topic 310-30. Subsequent to acquisition date, the Company estimated cash flows expected to be collected on pools of loans sharing common risk characteristics, which are treated in the aggregate when applying various valuation techniques. Increases in the Company's cash flow expectations have been recognized as increases to the accretable yield while decreases have been recognized as impairments through the allowance for credit losses.

Other Real Estate Owned and Repossessions

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense on foreclosed assets. Other real estate owned also includes bank premises formerly, but no longer, used for banking activities, as well as property originally acquired for future expansion but no longer intended to be used for that purpose.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Material lease obligations consist of leases for various loan offices and banking centers. All of our leases are classified as operating leases (as they were prior to January 1, 2019), and therefore were previously not recognized on the Company's consolidated statements of financial condition. With the adoption of ASU 2016-02, these operating leases are now included as a right of use asset in the premises and equipment line item on the Company's consolidated statements of financial condition. The corresponding lease liability is included in the accrued expenses and other liabilities line item on the Company's consolidated statements of financial condition.

The calculated amounts of the right of use assets and lease liabilities are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew extended term in the calculation of the right of use asset and lease liability. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the right of use asset and lease liability. Regarding the discount rate, the Company uses the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception over a similar term. The discount rate utilized is the FHLBank borrowing rate for the term corresponding to the expected term of the lease.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No material asset impairment was recognized during the years ended December 31, 2022, 2021 and 2020.

Goodwill and Intangible Assets

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The Company still may perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

Deposit intangible assets are being amortized on the straight-line basis generally over a period of seven years. Arena naming rights intangible assets are being amortized on the straight-line basis generally over a period of fifteen years. Such assets are periodically evaluated as to the recoverability of their carrying value.

A summary of goodwill and intangible assets is as follows:

	December 31,	
	2022	2021
	(In Thousands)	
Goodwill – Branch acquisitions	$ 5,396	$ 5,396
Deposit intangibles		
Fifth Third Bank (January 2016)	53	685
Arena Naming Rights (April 2022)	5,364	—
	5,417	685
	$ 10,813	$ 6,081

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Stockholders' Equity

The Company is incorporated in the State of Maryland. Under Maryland law, there is no concept of "Treasury Shares." Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Earnings Per Common Share

Basic earnings per common share are computed based on the weighted average number of common shares outstanding during each year. Diluted earnings per common share are computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

Earnings per common share (EPS) were computed as follows:

	2022	2021	2020
	(In Thousands, Except Per Share Data)		
Net income and net income available to common shareholders	$ 75,948	$ 74,627	$ 59,313
Average common shares outstanding	12,516	13,558	14,043
Average common share stock options outstanding	91	116	61
Average diluted common shares	12,607	13,674	14,104
Earnings per common share – basic	$ 6.07	$ 5.50	$ 4.22
Earnings per common share – diluted	$ 6.02	$ 5.46	$ 4.21

Options outstanding at December 31, 2022, 2021 and 2020, to purchase 559,484, 383,338 and 758,901 shares of common stock, respectively, were not included in the computation of diluted earnings per common share for each of the years because the exercise prices of such options were greater than the average market prices of the common stock for the years ended December 31, 2022, 2021 and 2020, respectively.

Stock Compensation Plans

The Company has stock-based employee compensation plans, which are described more fully in *Note 20*. In accordance with FASB ASC 718, *Compensation – Stock Compensation*, compensation cost related to share-based payment transactions is recognized in the Company's consolidated financial statements based on the grant-date fair value of the award using the modified prospective transition method. For the years ended December 31, 2022, 2021 and 2020, share-based compensation expense totaling $1.4 million, $1.2 million and $1.2 million, respectively, was included in salaries and employee benefits expense in the consolidated statements of income.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2022 and 2021, cash equivalents consisted of interest-bearing deposits in other financial institutions. At December 31, 2022, nearly all of the interest-bearing deposits were uninsured and held at the Federal Home Loan Bank or the Federal Reserve Bank.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2022 and 2021, no valuation allowance was established.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Derivatives and Hedging Activities

FASB ASC 815, *Derivatives and Hedging*, provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. For detailed disclosures on derivatives and hedging activities, see *Note 16*.

As required by FASB ASC 815, the Company records all derivatives in the statement of financial condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. ASU 2020-04 provides relief for companies preparing for discontinuation of interest rates such as the London Interbank Offered Rate ("LIBOR"). LIBOR is a benchmark interest rate referenced in a variety of agreements that are used by numerous entities. After 2021, certain LIBOR rates may no longer be published. As a result, LIBOR is expected to be discontinued as a reference rate. Other interest rates used globally could also be discontinued for similar reasons. ASU 2020-04 provides optional expedients and exceptions to contracts, hedging relationships and other transactions affected by reference rate reform. The main provisions for contract modifications include optional relief by allowing the modification as a continuation of the existing contract without additional analysis and other optional expedients regarding embedded features. Optional expedients for hedge accounting permit changes to critical terms of hedging relationships and to the designated benchmark interest rate in a fair value hedge and also provide relief for assessing hedge effectiveness for cash flow hedges. ASU 2020-04 was effective upon issuance; however, the guidance was originally only available generally through December 31, 2022. Based upon amendments provided in ASU 2022-06 discussed below, provisions of ASU 2020-04 can now generally be applied through December 31, 2024. The application of ASU 2020-04 has not had, and is not expected to have, a material impact on the Company's consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*. ASU 2021-01 clarifies that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU 2021-01 also amends the expedients and exceptions in ASC 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. ASU 2021-01 was effective upon issuance; however, the guidance was originally only available generally through December 31, 2022. Based upon amendments provided in ASU 2022-06 discussed below, provisions of ASU 2021-01 can now generally be applied through December 31, 2024. ASU 2021-01 has not had, and is not expected to have, a material impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method*. ASU 2022-01 further clarifies certain targeted improvements to the optional hedge accounting model that were made under ASU 2017-12. ASU 2022-01 expands the last-of-layer method and renames this method to portfolio layer method to reflect this expansion, as well as expanding the scope of the portfolio layer method to include nonprepayable financial assets. It also specifies eligible hedging instruments and provides additional guidance on the accounting for and disclosure of hedge basis adjustments that are applicable to the portfolio layer method. ASU 2022-01 permits an entity to apply the same portfolio hedging method to both prepayable and nonprepayable financial assets, thereby allowing consistent accounting for similar hedges. ASU 2022-01 is effective for the Company on January 1, 2023. The adoption of ASU 2022-01 is not expected to have a material impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. ASU 2022-02 eliminates the troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether the loan modification represents a new loan or a continuation of an existing loan. It also enhances existing disclosure requirements and introduces new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. ASU 2022-02 is effective for the Company on January 1, 2023. The adoption of ASU 2022-02 is not expected to have a material impact on the Company's consolidated financial statements.

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. ASU 2022-06 extends the period of time entities can utilize the reference rate reform relief guidance provided by ASU 2020-04 and ASU 2021-01, which are discussed above. ASU 2022-06 was effective upon issuance and defers the sunset date of this prior guidance to December 31, 2024, after which entities will no longer be permitted to apply the relief guidance in Topic 848. ASU 2022-06 has not had, and is not expected to have, a material impact on the Company's consolidated financial statements.

Note 2: Investments in Securities

Held-to-maturity securities ("HTM"), which include any security for which the Company has both the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income over the security's estimated life. Prepayments are anticipated for certain mortgage-backed securities. Premiums on callable securities are amortized to their earliest call date.

Available-for-sale securities ("AFS"), which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the individual security, are included in non-interest income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income over the estimated life of the security. Prepayments are anticipated for certain mortgage-backed and Small Business Administration (SBA) securities. Premiums on callable securities are amortized to their earliest call date.

During the three months ended March 31, 2022, the Company transferred, at fair value, $226.5 million of securities from the available-for-sale portfolio to the held-to-maturity portfolio. The related net unrealized gross gains were $1.0 million; $775,000 (net of income taxes) remained in accumulated other comprehensive income and will be amortized over the remaining life of the securities. No gains or losses on these securities were recognized at the time of transfer. As of December 31, 2022, the net unrealized gross gains remaining were $118,000; net of income taxes, these unrealized gains were $89,000.

The amortized cost and fair values of securities were as follows:

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE-FOR-SALE SECURITIES:				
Agency mortgage-backed securities	$ 327,266	$ —	$ 40,784	$ 286,482
Agency collateralized mortgage obligations	90,205	—	11,731	78,474
States and political subdivisions securities	60,667	119	3,291	57,495
Small Business Administration securities	75,076	—	6,935	68,141
	$ 553,214	$ 119	$ 62,741	$ 490,592

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	December 31, 2022					
	Amortized Cost	**Fair Value Adjustment**	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
	(In Thousands)					
HELD-TO-MATURITY SECURITIES:						
Agency mortgage-backed securities	$ 73,891	$ 3,015	$ 76,906	$ —	$ 9,820	$ 67,086
Agency collateralized mortgage obligations	122,247	(2,885)	119,362	—	14,129	105,233
States and political subdivisions securities	6,239	(12)	6,227	—	781	5,446
	$ 202,377	$ 118	$ 202,495	$	$ 24,730	$ 177,765

	December 31, 2021			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
	(In Thousands)			
AVAILABLE-FOR-SALE SECURITIES:				
Agency mortgage-backed securities	$ 219,624	$ 10,561	$ 744	$ 229,441
Agency collateralized mortgage obligations	204,332	2,443	2,498	204,277
States and political subdivisions securities	38,440	1,618	43	40,015
Small Business Administration securities	26,802	497	—	27,299
	$ 489,198	$ 15,119	$ 3,285	$ 501,032

No securities were classified as held-to-maturity at December 31, 2021.

At December 31, 2022, the Company's available-for-sale agency mortgage-backed securities portfolio consisted of FNMA securities totaling $196.4 million, FHLMC securities totaling $90.1 million and GNMA securities totaling $78.5 million. At December 31, 2021, available-for-sale agency mortgage-backed securities portfolio consisted of FNMA securities totaling $180.5 million, FHLMC securities totaling $47.4 million and GNMA securities totaling $1.5 million. At December 31, 2022, all of the Company's $286.5 million agency mortgage-backed securities had fixed rates of interest. At December 31, 2021, all of the Company's $229.4 million available-for-sale agency mortgage-backed securities had fixed rates of interest.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The amortized cost and fair value of available-for-sale and held-to-maturity securities at December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Carrying Value	Fair Value
	(In Thousands)			
One year or less	$ —	$ —	$ —	$ —
After one through two years	—	—	—	—
After two through three years	—	—	—	—
After three through four years	—	—	—	—
After four through five years	245	245	—	—
After five through fifteen years	6,671	6,565	2,578	2,233
After fifteen years	53,661	50,685	3,649	3,213
Securities not due on a single maturity date	492,547	433,097	196,268	172,319
	$ 553,214	$ 490,592	$ 202,495	$ 177,765

The amortized cost and fair values of securities pledged as collateral was as follows at December 31, 2022 and 2021:

	2022		2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Public deposits	$ 15,402	$ 13,489	$ 4,742	$ 5,029
Collateralized borrowing accounts	210,330	186,170	133,242	139,112
Other	4,018	3,764	6,257	6,461
	$ 229,750	$ 203,423	$ 144,241	$ 150,602

Available-for-sale investments in debt securities are reported in the financial statements at their fair value, which was $490.6 million and $501.0 million at December 31, 2022 and 2021, respectively. Total fair value of these investments for which the amortized cost exceeded the fair value at December 31, 2022 and 2021, was $472.0 million and $173.9 million, respectively, which is approximately 96.2% and 34.7%, respectively, of the Company's available-for-sale investment portfolio. A high percentage of the unrealized losses were related to the Company's mortgage-backed securities, collateralized mortgage obligations and Small Business Administration (SBA) securities, which are issued and guaranteed by U.S. government-sponsored entities and agencies. The Company's state and political subdivisions securities are investments in insured fixed rate municipal bonds for which the issuers continue to make timely principal and interest payments under the contractual terms of the securities. Held-to-maturity investments in debt securities are reported in the financial statements at their amortized cost, which was $202.5 million at December 31, 2022. Total fair value of these investments at December 31, 2022 was approximately $177.8 million. Total fair value of these investments for which the amortized cost exceeded the fair value at December 31, 2022 and 2021, was $177.8 million, which is 100.0% of the Company's held-to-maturity investment portfolio. There were no held-to-maturity investment securities at December 31, 2021. Held-to-maturity investment securities are evaluated for potential losses under ASU 2016-13.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these available-for-sale debt securities are temporary.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021:

| | 2022 | | | | | |
| | Less than 12 Months | | 12 Months or More | | Total | |
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
AVAILABLE-FOR-SALE SECURITIES:						
Agency mortgage-backed securities	$ 221,562	$ (27,597)	$ 64,918	$ (13,187)	$ 286,480	$ (40,784)
Agency collateralized mortgage obligations	28,537	(3,262)	40,642	(8,469)	69,179	(11,731)
Small Business Administration securities	60,473	(5,224)	7,667	(1,711)	68,140	(6,935)
States and political subdivisions securities	44,455	(2,913)	3,753	(378)	48,208	(3,291)
	$ 355,027	$ (38,996)	$ 116,980	$ (23,745)	$ 472,007	$ (62,741)

| | 2022 | | | | | |
| | Less than 12 Months | | 12 Months or More | | Total | |
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
HELD-TO-MATURITY SECURITIES:						
Agency mortgage-backed securities	$ 59,218	$ (7,766)	$ 7,868	$ (2,054)	$ 67,086	$ (9,820)
Agency collateralized mortgage obligations	61,055	(6,411)	44,178	(7,718)	105,233	(14,129)
States and political subdivisions securities	900	(101)	4,546	(680)	5,446	(781)
	$ 121,173	$ (14,278)	$ 56,592	$ (10,452)	$ 177,765	$ (24,730)

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	2021					
	Less than 12 Months		**12 Months or More**		**Total**	
Description of Securities	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
	(In Thousands)					
AVAILABLE-FOR-SALE SECURITIES:						
Agency mortgage-backed securities	$ 47,769	$ (388)	$ 10,583	$ (356)	$ 58,352	$ (744)
Agency collateralized mortgage obligations	92,727	(1,588)	16,298	(910)	109,025	(2,498)
States and political subdivisions securities	6,537	(43)	—	—	6,537	(43)
	$ 147,033	$ (2,019)	$ 26,881	$ (1,266)	$ 173,914	$ (3,285)

No securities were classified as held-to-maturity at December 31, 2021.

Allowance for Credit Losses

On January 1, 2021, the Company began evaluating all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. All of the mortgage-backed, collateralized mortgage, and SBA securities held by the Company are issued by U.S. government-sponsored entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. Likewise, the Company has not experienced historical losses on these types of securities. Accordingly, no allowance for credit losses has been recorded for these securities.

Regarding securities issued by state and political subdivisions, management considers the following when evaluating these securities: (i) current issuer bond ratings, (ii) historical loss rates for given bond ratings, (iii) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities, (iv) updated financial information of the issuer, (v) internal forecasts and (vi) whether such securities provide insurance or other credit enhancement or are pre-refunded by the issuers. These securities are highly rated by major rating agencies and have a long history of no credit losses. Likewise, the Company has not experienced historical losses on these types of securities. Accordingly, no allowance for credit losses has been recorded for these securities.

Note 3: Loans and Allowance for Credit Losses

The Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, effective January 1, 2021. The guidance replaces the incurred loss methodology with an expected loss methodology that is referred to as the CECL methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance, including loan commitments, standby letters of credits, financial guarantees, and other similar instruments. The Company adopted ASC 326 using the modified retrospective method for loans and off-balance sheet credit exposures. The Company recorded a one-time cumulative-effect adjustment to the allowance for credit losses of $11.6 million. This adjustment brought the balance of the allowance for credit losses to $67.3 million as of January 1, 2021. In addition, the Company recorded an $8.7 million liability for unfunded commitments as of January 1, 2021. The after-tax effect decreased retained earnings by $14.2 million. The adjustment was based upon the Company's analysis of then-current conditions, assumptions and economic forecasts at January 1, 2021.

The Company adopted ASC 326 using the prospective transition approach for financial assets purchased with credit deterioration (PCD) that were previously classified as purchased credit impaired (PCI) and accounted for under ASC 310-30. In accordance with the standard, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. On January 1, 2021, the amortized cost basis of the PCD assets were adjusted to reflect the addition of $1.9 million to the allowance for credit losses.

Results for reporting periods prior to January 1, 2021, continue to be reported in accordance with previously applicable GAAP. Under the incurred loss model, the Company delayed recognition of losses until it was probable that a loss was incurred. The allowance for credit losses was established as losses were estimated to have occurred through a provision for credit losses charged to earnings. Credit losses were charged against the allowance when management believed the uncollectability of a loan balance was confirmed. The allowance for credit losses was evaluated on a regular basis by management and was based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance consisted of allocated and general components. The allocated component related to loans that were classified as impaired. For loans classified as impaired, an allowance was established when the present value of expected future cash flows (or collateral value or observable market price) of the impaired loan was lower than the carrying value of that loan. The general component covered non-classified loans and was based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Results for reporting periods after December 31, 2020, include loans acquired and accounted for under ASC 310-30 net of discount within the loan classes, while for reporting periods prior to January 1, 2021, the loans acquired and accounted for under ASC 310-30 were shown separately.

Beginning on January 1, 2021, the allowance for credit losses is measured using an average historical loss model which incorporates relevant information about past events (including historical credit loss experience on loans with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. The allowance for credit losses is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics including borrower type, collateral and repayment types and expected credit loss patterns. Loans that do not share similar risk characteristics, primarily classified and/or TDR loans with a balance greater than or equal to $100,000, are evaluated on an individual basis.

For loans evaluated for credit losses on a collective basis, average historical loss rates are calculated for each pool using the Company's historical net charge-offs (combined charge-offs and recoveries by observable historical reporting period) and outstanding loan balances during a lookback period. Lookback periods can be different based on the individual pool and represent management's credit expectations for the pool of loans over the remaining contractual life. In certain loan pools, if the Company's own historical loss rate is not reflective of the loss expectations, the historical loss rate is augmented by industry and peer data. The calculated average net charge-off rate is then adjusted for current conditions and reasonable and supportable forecasts. These adjustments increase or decrease the average historical loss rate to reflect expectations of future losses given economic forecasts of key macroeconomic variables including, but not limited to, unemployment rate, gross domestic product ("GDP"), commercial real estate price index, consumer sentiment and construction spending. The adjustments are based on results from various regression models projecting the impact of the macroeconomic variables to loss rates. The forecast is used for a reasonable and supportable period before reverting to historical averages. The forecast-adjusted loss rate is applied to the amortized cost of loans over the remaining contractual lives, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals and modifications unless there is a reasonable expectation that a troubled debt restructuring ("TDR") will be executed. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecasts such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.

ASU 2016-13 requires an allowance for off balance sheet credit exposures: unfunded lines of credit, undisbursed portions of loans, written residential and commercial commitments, and letters of credit. To determine the amount needed for allowance purposes, a utilization rate is determined either by the model or internally for each pool. Our loss model calculates the reserve on unfunded commitments based upon the utilization rate multiplied by the average loss rate factors in each pool with unfunded and committed balances. The liability for unfunded lending commitments utilizes the same model as the allowance for credit losses on loans; however, the liability for unfunded lending commitments incorporates assumptions for the portion of unfunded commitments that are expected to be funded.

Classes of loans at December 31, 2022 and 2021, included:

	2022	2021
	(In Thousands)	
One- to four-family residential construction	$ 33,849	$ 28,302
Subdivision construction	32,067	26,694
Land development	41,613	47,827
Commercial construction	757,690	617,505
Owner occupied one- to four-family residential	778,533	561,958
Non-owner occupied one- to four-family residential	124,870	119,635
Commercial real estate	1,530,663	1,476,230
Other residential	781,761	697,903
Commercial business	293,228	280,513
Industrial revenue bonds	12,852	14,203
Consumer auto	37,281	48,915
Consumer other	33,732	37,902
Home equity lines of credit	123,242	119,965
	4,581,381	4,077,552
Allowance for credit losses	(63,480)	(60,754)
Deferred loan fees and gains, net	(11,065)	(9,298)
	$ 4,506,836	$ 4,007,500

Classes of loans by aging were as follows as of the dates indicated:

	December 31, 2022						
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days Past Due and Still Accruing
	(In Thousands)						
One- to four-family residential construction	$ —	$ —	$ —	$ —	$ 33,849	$ 33,849	$ —
Subdivision construction	—	—	—	—	32,067	32,067	—
Land development	—	—	384	384	41,229	41,613	—
Commercial construction	—	—	—	—	757,690	757,690	—
Owner occupied one- to four-family residential	2,568	462	722	3,752	774,781	778,533	—
Non-owner occupied one- to four-family residential	—	63	—	63	124,807	124,870	—
Commercial real estate	196	—	1,579	1,775	1,528,888	1,530,663	—
Other residential	—	—	—	—	781,761	781,761	—
Commercial business	8	—	586	594	292,634	293,228	—
Industrial revenue bonds	—	—	—	—	12,852	12,852	—
Consumer auto	100	34	14	148	37,133	37,281	—
Consumer other	288	114	111	513	33,219	33,732	—
Home equity lines of credit	234	38	274	546	122,696	123,242	—
Total	$ 3,394	$ 711	$ 3,670	$ 7,775	$ 4,573,606	$ 4,581,381	$ —
FDIC-assisted acquired loans included above	$ 253	$ 4	$ 428	$ 685	$ 57,923	$ 58,608	$ —

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	December 31, 2021						
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days Past Due and Still Accruing
	(In Thousands)						
One- to four-family residential construction	$ —	$ —	$ —	$ —	$ 28,302	$ 28,302	$ —
Subdivision construction	—	—	—	—	26,694	26,694	—
Land development	29	15	468	512	47,315	47,827	—
Commercial construction	—	—	—	—	617,505	617,505	—
Owner occupied one- to four-family residential	843	2	2,216	3,061	558,897	561,958	—
Non-owner occupied one- to four-family residential	—	—	—	—	119,635	119,635	—
Commercial real estate	—	—	2,006	2,006	1,474,224	1,476,230	—
Other residential	—	—	—	—	697,903	697,903	—
Commercial business	1,404	—	—	1,404	279,109	280,513	—
Industrial revenue bonds	—	—	—	—	14,203	14,203	—
Consumer auto	229	31	34	294	48,621	48,915	—
Consumer other	126	28	63	217	37,685	37,902	—
Home equity lines of credit	—	—	636	636	119,329	119,965	—
Total	$ 2,631	$ 76	$ 5,423	$ 8,130	$ 4,069,422	$ 4,077,552	$ —
FDIC-assisted acquired loans included above	$ 433	$ —	$ 1,736	$ 2,169	$ 72,001	$ 74,170	$ —

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Loans are placed on nonaccrual status at 90 days past due and interest is considered a loss unless the loan is well secured and in the process of collection. Payments received on nonaccrual loans are applied to principal until the loans are returned to accrual status. Loans are returned to accrual status when all payments contractually due are brought current, payment performance is sustained for a period of time, generally six months, and future payments are reasonably assured. With the exception of consumer loans, charge-offs on loans are recorded when available information indicates a loan is not fully collectible and the loss is reasonably quantifiable. Consumer loans are charged-off at specified delinquency dates consistent with regulatory guidelines.

Non-accruing loans are summarized as follows:

	December 31,	
	2022	**2021**
	(In Thousands)	
One- to four-family residential construction	$ —	$ —
Subdivision construction	—	—
Land development	384	468
Commercial construction	—	—
Owner occupied one- to four-family residential	722	2,216
Non-owner occupied one- to four-family residential	—	—
Commercial real estate	1,579	2,006
Other residential	—	—
Commercial business	586	—
Industrial revenue bonds	—	—
Consumer auto	14	34
Consumer other	111	63
Home equity lines of credit	274	636
Total non-accruing loans	$ 3,670	$ 5,423
FDIC-assisted acquired loans included above	$ 428	$ 1,736

No interest income was recorded on these loans for the years ended December 31, 2022 and 2021, respectively.

Nonaccrual loans for which there is no related allowance for credit losses as of December 31, 2022 had an amortized cost of $2.1 million. These loans are individually assessed and do not require an allowance due to being adequately collateralized under the collateral-dependent valuation method. A collateral-dependent loan is a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company's assessment as of the reporting date. Collateral-dependent loans are identified by either a classified risk rating or TDR status and a loan balance equal to or greater than $100,000, including, but not limited to, any loan in process of foreclosure or repossession.

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following table presents the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2022 and 2021. On January 1, 2021, the Company adopted the CECL methodology, which added $11.6 million to the total Allowance for Credit Loss, including $1.9 million of remaining discount on loans that were previously accounted for as PCI.

December 31, 2022

	One- to Four- Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
	(In Thousands)						
Allowance for Credit Losses							
Balance, January 1, 2022	$ 9,364	$ 10,502	$ 28,604	$ 2,797	$ 4,142	$ 5,345	$ 60,754
Provision (credit) charged to expense	1,652	1,498	(1,465)	152	1,491	(328)	3000
Losses charged off	(40)	—	(44)	(84)	(51)	(1,950)	(2,169)
Recoveries	195	110	1	—	240	1,349	1,895
Balance, December 31, 2022	$ 11,171	$ 12,110	$ 27,096	$ 2,865	$ 5,822	$ 4,416	$ 63,480

December 31, 2021

	One- to Four- Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
	(In Thousands)						
Allowance for Credit Losses							
Balance, December 31, 2020	$ 4,536	$ 9,375	$ 33,707	$ 3,521	$ 2,390	$ 2,214	$ 55,743
CECL adoption	4,533	5,832	(2,531)	(1,165)	1,499	3,427	11,595
Balance, January 1, 2021	9,069	15,207	31,176	2,356	3,889	5,641	67,338
Provision (credit) charged to expense	—	(4,797)	(2,478)	575	—	—	(6,700)
Losses charged off	(190)	—	(142)	(154)	(81)	(2,054)	(2,621)
Recoveries	485	92	48	20	334	1,758	2,737
Balance, December 31, 2021	$ 9,364	$ 10,502	$ 28,604	$ 2,797	$ 4,142	$ 5,345	$ 60,754

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following table presents the activity in the allowance for unfunded commitments by portfolio segment for the years ended December 31, 2022 and 2021. On January 1, 2021, the Company adopted the CECL methodology, which created an $8.7 million allowance for unfunded commitments.

	December 31, 2022						
	One- to Four-Family Residential and Construction	**Other Residential**	**Commercial Real Estate**	**Commercial Construction**	**Commercial Business**	**Consumer**	**Total**
	(In Thousands)						
Allowance for Unfunded Commitments							
Balance, January 1, 2022	$ 687	$ 5,703	$ 367	$ 908	$ 1,582	$ 382	$ 9,629
Provision (credit) charged to expense	49	2,921	49	(106)	152	122	3,187
Balance, December 31, 2022	$ 736	$ 8,624	$ 416	$ 802	$ 1,734	$ 504	$ 12,816

	December 31, 2021						
	One- to Four-Family Residential and Construction	**Other Residential**	**Commercial Real Estate**	**Commercial Construction**	**Commercial Business**	**Consumer**	**Total**
	(In Thousands)						
Allowance for Unfunded Commitments							
Balance, December 31, 2020	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CECL adoption	917	5,227	354	910	935	347	8,690
Balance, January 1, 2021	917	5,227	354	910	935	347	8,690
Provision (credit) charged to expense	(230)	476	13	(2)	647	35	939
Balance, December 31, 2021	$ 687	$ 5,703	$ 367	$ 908	$ 1,582	$ 382	$ 9,629

The following table presents the activity in the allowance for credit losses by portfolio segment for the year ended December 31, 2020 prepared using the previous GAAP incurred loss method prior to the adoption of ASU 2016-13. Also presented are the balance in the allowance for credit losses and the recorded investment in loans based on portfolio segment and impairment method as of the year ended December 31, 2020 prepared using the previous GAAP incurred loss method prior to the adoption of ASU 2016-13.

93

	December 31, 2020						
	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
	(In Thousands)						
Allowance for Loan Losses							
Balance, January 1, 2020	$ 4,339	$ 5,153	$ 24,334	$ 3,076	$ 1,355	$ 2,037	$ 40,294
Provision (benefit) charged to expense	84	4,042	9,343	242	914	1,246	15,871
Losses charged off	(70)	—	(43)	(1)	(28)	(3,152)	(3,294)
Recoveries	183	180	73	204	149	2,083	2,872
Balance, December 31, 2020	$ 4,536	$ 9,375	$ 33,707	$ 3,521	$ 2,390	$ 2,214	$ 55,743
Ending balance:							
Individually evaluated for impairment	$ 90	$ —	$ 445	$ —	$ 14	$ 164	$ 713
Collectively evaluated for impairment	$ 4,382	$ 9,282	$ 32,937	$ 3,378	$ 2,331	$ 2,040	$ 54,350
Loans acquired and accounted for under ASC 310-30	$ 64	$ 93	$ 325	$ 143	$ 45	$ 10	$ 680
Loans							
Individually evaluated for impairment	$ 3,546	$ —	$ 3,438	$ —	$ 167	$ 1,897	$ 9,048
Collectively evaluated for impairment	$ 655,146	$ 1,021,145	$ 1,550,239	$ 1,266,847	$ 384,734	$ 239,727	$ 5,117,838
Loans acquired and accounted for under ASC 310-30	$ 57,113	$ 6,150	$ 24,613	$ 2,551	$ 2,549	$ 5,667	$ 98,643

The portfolio segments used in the preceding three tables correspond to the loan classes used in all other tables in *Note 3* as follows:

- The one- to four-family residential and construction segment includes the one- to four-family residential construction, subdivision construction, owner occupied one- to four-family residential and non-owner occupied one- to four-family residential classes.
- The other residential segment corresponds to the other residential (multi-family) class.
- The commercial real estate segment includes the commercial real estate and industrial revenue bonds classes.
- The commercial construction segment includes the land development and commercial construction classes.
- The commercial business segment corresponds to the commercial business class.
- The consumer segment includes the consumer auto, consumer other and home equity lines of credit classes.

The weighted average interest rate on loans receivable at December 31, 2022 and 2021, was 5.54% and 4.26%, respectively.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of loans serviced for others at December 31, 2022, was $540.2 million, consisting of $422.3 million of commercial loan participations sold to other financial institutions and $117.9 million of residential mortgage loans sold. The unpaid principal balance of loans serviced for others at December 31, 2021, was $385.8 million, consisting of $249.5 million of commercial loan participations sold to other financial institutions and $136.3 million of residential mortgage loans sold. In addition, available lines of credit on these loans were $104.1 million and $130.9 million at December 31, 2022 and 2021, respectively.

The following tables presents the amortized cost basis of collateral-dependent loans by class of loans:

| | December 31, 2022 | |
| | Principal Balance | Specific Allowance |
	(In Thousands)	
One- to four-family residential construction	$ —	$ —
Subdivision construction	—	—
Land development	384	—
Commercial construction	—	—
Owner occupied one- to four-family residential	1,637	40
Non-owner occupied one- to four-family residential	—	—
Commercial real estate	1,571	—
Other residential	—	—
Commercial business	586	125
Industrial revenue bonds	—	—
Consumer auto	—	—
Consumer other	160	80
Home equity lines of credit	135	—
Total	$ 4,473	$ 245

| | December 31, 2021 | |
| | Principal Balance | Specific Allowance |
	(In Thousands)	
One- to four-family residential construction	$ —	$ —
Subdivision construction	—	—
Land development	468	—
Commercial construction	—	—
Owner occupied one- to four-family residential	1,980	18
Non-owner occupied one- to four-family residential	—	—
Commercial real estate	2,217	397
Other residential	—	—
Commercial business	—	—
Industrial revenue bonds	—	—
Consumer auto	—	—
Consumer other	160	80
Home equity lines of credit	377	—
Total	$ 5,202	$ 495

Prior to adoption of ASU 2016-13, a loan was considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310 10 35 16) when, based on then-current information and events, it was probable the Company would be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans included not only nonperforming loans but also loans modified in troubled debt restructurings where concessions had been granted to borrowers experiencing financial difficulties. The following table presents information pertaining to impaired loans as of December 31, 2020 and 2019, respectively, in accordance with previous GAAP prior to the adoption of ASU 2016 13.

	December 31, 2020			Year Ended December 31, 2020	
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
	(In Thousands)				
One- to four-family residential construction	$ —	$ —	$ —	$ —	$ —
Subdivision construction	20	20	—	115	3
Land development	—	—	—	—	—
Commercial construction	—	—	—	—	—
Owner occupied one- to four-family residential	3,457	3,776	90	2,999	169
Non-owner occupied one- to four-family residential	69	106	—	309	18
Commercial real estate	3,438	3,472	445	3,736	135
Other residential	—	—	—	—	—
Commercial business	166	551	14	800	34
Industrial revenue bonds	—	—	—	—	—
Consumer auto	865	964	140	932	91
Consumer other	403	552	19	298	47
Home equity lines of credit	630	668	5	550	36
Total	$ 9,048	$ 10,109	$ 713	$ 9,739	$ 533

At December 31, 2020, $4.8 million of impaired loans had specific valuation allowances totaling $713,000.

For loans that were non-accruing, interest of approximately $292,000, $432,000 and $579,000 would have been recognized on an accrual basis during the years ended December 31, 2022, 2021 and 2020, respectively.

TDRs are loans that are modified by granting concessions to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. The types of concessions made are factored into the estimation of the allowance for credit losses for TDRs primarily using a discounted cash flows or collateral adequacy approach

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

TDRs by class are presented below as of December 31, 2022 and 2021.

	December 31, 2022					
	Accruing TDR Loans		Non-accruing TDR Loans		Total TDR Loans	
	Number	Balance	Number	Balance	Number	Balance
	(In Thousands)					
Construction and land development	—	$ —	—	$ —	—	$ —
One- to four-family residential	13	1,028	3	98	16	1,126
Other residential	—	—	—	—	—	—
Commercial real estate	—	—	2	1,571	2	1,571
Commercial business	—	—	—	—	—	—
Consumer	13	210	5	42	18	252
	26	$ 1,238	10	$ 1,711	36	$ 2,949

	December 31, 2021					
	Accruing TDR Loans		Non-accruing TDR Loans		Total TDR Loans	
	Number	Balance	Number	Balance	Number	Balance
	(In Thousands)					
Construction and land development	1	$ 15	—	$ —	1	$ 15
One- to four-family residential	10	579	12	1,059	22	1,638
Other residential	—	—	—	—	—	—
Commercial real estate	1	85	1	1,726	2	1,811
Commercial business	—	—	—	—	—	—
Consumer	26	323	13	64	39	387
	38	$ 1,002	26	$ 2,849	64	$ 3,851

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following table presents newly restructured loans during the years ended December 31, 2022, 2021, and 2020 by type of modification:

	2022			
	Interest Only	**Term**	**Combination**	**Total Modification**
	(In Thousands)			
Residential one-to-four family	$ —	$ —	$ 32	$ 32
Commercial real estate	—	—	247	247
Commercial business	—	—	—	—
Consumer	—	4	3	7
	$ —	$ 4	$ 282	$ 286

	2021			
	Interest Only	**Term**	**Combination**	**Total Modification**
	(In Thousands)			
Residential one-to-four family	$ 31	$ 202	$ 134	$ 367
Commercial real estate	1,768	—	—	1,768
Commercial business	—	—	—	—
Consumer	—	259	11	270
	$ 1,799	$ 461	$ 145	$ 2,405

	2020			
	Interest Only	**Term**	**Combination**	**Total Modification**
	(In Thousands)			
Residential one-to-four family	$ —	$ —	$ 1,030	$ 1,030
Commercial real estate	—	—	559	559
Commercial business	—	—	22	22
Consumer	—	16	1,951	1,967
	$ —	$ 16	$ 3,562	$ 3,578

At December 31, 2022, of the $2.9 million in TDRs, $1.7 million were classified as substandard using the Company's internal grading system. The Company had no TDRs that were modified in the previous 12 months and subsequently defaulted during the year ended December 31, 2022. At December 31, 2021, of the $3.9 million in TDRs, $2.9 million were classified as substandard using the Company's internal grading system. The Company had no TDRs that were modified in the previous 12 months and subsequently defaulted during the year ended December 31, 2021.

The Company utilizes an internal risk rating system comprised of a series of grades to categorize loans according to perceived risk associated with the expectation of debt repayment. The analysis of the borrower's ability to repay considers specific information, including but not limited to current financial information, historical payment experience, industry information, collateral levels and collateral types. A risk rating is assigned at loan origination and then monitored throughout the contractual term for possible risk rating changes.

Satisfactory loans range from Excellent to Moderate Risk, but generally are loans supported by strong recent financial statements. Character and capacity of borrower are strong, including reasonable project performance, good industry experience, liquidity and/or net worth. Probability of financial deterioration seems unlikely. Repayment is expected from approved sources over a reasonable period of time.

Watch loans are identified when the borrower has capacity to perform according to terms; however, elements of uncertainty exist. Margins of debt service coverage may be narrow, historical patterns of financial performance may be erratic, collateral margins may be diminished and the borrower may be a new and/or thinly capitalized company. Some management weakness may also exist, the borrower may have somewhat limited access to other financial institutions, and that ability may diminish in difficult economic times.

Special Mention loans have weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects or the Bank's credit position at some future date. It is a transitional grade that is closely monitored for improvement or deterioration.

The Substandard rating is applied to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists. Loans are placed on "non-accrual" when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment.

Doubtful loans have all the weaknesses inherent to those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Loans considered loss are uncollectable and no longer included as an asset.

All loans are analyzed for risk rating updates regularly. For larger loans, rating assessments may be more frequent if relevant information is obtained earlier through debt covenant monitoring or overall relationship management. Smaller loans are monitored as identified by the loan officer based on the risk profile of the individual borrower or if the loan becomes past due related to credit issues. Loans rated Watch, Special Mention, Substandard or Doubtful are subject to quarterly review and monitoring processes. In addition to the regular monitoring performed by the lending personnel and credit committees, loans are subject to review by the credit review department, which verifies the appropriateness of the risk ratings for the loans chosen as part of its risk-based review plan.

The following table presents a summary of loans by category and risk rating separated by origination and loan class as of December 31, 2022.

		Term Loans by Origination Year					Revolving Loans	Total
	2022	2021	2020	2019	2018	Prior		
				(In Thousands)				
One- to four-family residential construction								
Satisfactory (1-4)	$ 21,885	$ 7,265	$ 1,391	$ —	$ —	$ —	$ 3,308	$ 33,849
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	21,885	7,265	1,391	—	—	—	3,308	33,849
Subdivision construction								
Satisfactory (1-4)	4,478	25,864	800	203	134	588	—	32,067
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	4,478	25,864	800	203	134	588	—	32,067
Land development construction								
Satisfactory (1-4)	16,749	6,914	4,866	7,338	762	3,990	613	41,229
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	384	384
Total	16,749	6,914	4,866	7,338	762	3,990	997	41,613
Other Construction								
Satisfactory (1-4)	113,512	446,125	176,340	21,713	—	—	—	757,690
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	113,512	446,125	176,340	21,713	—	—	—	757,690
One- to four-family residential								
Satisfactory (1-4)	340,886	219,504	128,509	73,162	39,685	97,236	687	899,669
Watch (5)	—	—	—	179	888	1,341	57	1,665
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	158	—	—	1,832	79	2,069
Total	340,886	219,504	128,667	73,341	39,773	100,409	823	903,403
Other residential								
Satisfactory (1-4)	83,822	133,648	168,232	142,630	122,614	123,538	3,939	778,423
Watch (5)	—	—	—	—	—	3,338	—	3,338
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	83,822	133,648	168,232	142,630	122,614	126,876	3,939	781,761
Commercial real estate								
Satisfactory (1-4)	221,341	171,484	109,939	203,426	185,682	577,216	36,658	1,505,746
Watch (5)	—	—	—	—	—	23,338	—	23,338
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	1,579	—	1,579
Total	221,341	171,484	109,939	203,426	185,682	602,133	36,658	1,530,663
Commercial business								
Satisfactory (1-4)	45,349	66,258	39,645	15,505	9,309	65,307	64,088	305,461
Watch (5)	—	—	—	—	—	34	—	34
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	394	191	585
Total	45,349	66,258	39,645	15,505	9,309	65,735	64,279	306,080
Consumer								
Satisfactory (1-4)	21,309	11,168	5,711	2,708	3,263	16,380	132,792	193,331
Watch (5)	—	28	—	7	—	160	100	295
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	11	9	—	2	248	359	629
Total	21,309	11,207	5,720	2,715	3,265	16,788	133,251	194,255
Combined								
Satisfactory (1-4)	869,328	1,088,230	635,433	466,685	361,449	884,255	242,085	4,547,465
Watch (5)	—	28	—	186	88	28,211	157	28,670
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	11	168	—	2	4,053	1,013	5,246
Total	$ 869,328	$ 1,088,269	$ 635,600	$ 466,871	$ 361,539	$ 916,519	$ 243,255	$ 4,581,381

The following table presents a summary of loans by category and risk rating separated by origination and loan class as of December 31, 2021. The remaining accretable discount of $429,000 has not been included in this table.

	Term Loans by Origination Year						Revolving Loans	Total
	2021	2020	2019	2018	2017	Prior		
	(In Thousands)							
One- to four-family residential construction								
Satisfactory (1-4)	$ 23,081	$ 4,453	$ 763	$ —	$ —	$ 5	$ —	$ 28,302
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	23,081	4,453	763	—	—	5	—	28,302
Subdivision construction								
Satisfactory (1-4)	24,129	949	224	160	252	965	—	26,679
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	15	—	15
Total	24,129	949	224	160	252	980	—	26,694
Land development construction								
Satisfactory (1-4)	9,968	15,965	11,115	2,591	3,013	4,184	527	47,363
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	468	468
Total	9,968	15,965	11,115	2,591	3,013	4,184	995	47,831
Other Construction								
Satisfactory (1-4)	145,991	298,710	130,502	42,302	—	—	—	617,505
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	145,991	298,710	130,502	42,302	—	—	—	617,505
One- to four-family residential								
Satisfactory (1-4)	237,498	169,765	93,648	49,618	14,707	113,059	1,662	679,957
Watch (5)	—	—	—	132	—	267	69	468
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	144	—	50	1,223	83	1,500
Total	237,498	169,765	93,792	49,750	14,757	114,549	1,814	681,925
Other residential								
Satisfactory (1-4)	117,029	96,551	115,418	179,441	104,053	70,438	11,605	694,535
Watch (5)	—	—	—	—	—	3,417	—	3,417
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	117,029	96,551	115,418	179,441	104,053	73,855	11,605	697,952
Commercial real estate								
Satisfactory (1-4)	141,868	113,226	220,580	231,321	196,166	521,545	22,785	1,447,491
Watch (5)	—	410	582	—	—	25,742	—	26,734
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	2,006	—	2,006
Total	141,868	113,636	221,162	231,321	196,166	549,293	22,785	1,476,231
Commercial business								
Satisfactory (1-4)	67,049	28,743	23,947	16,513	24,126	58,116	76,187	294,681
Watch (5)	—	—	—	—	—	58	—	58
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	67,049	28,743	23,947	16,513	24,126	58,174	76,187	294,739
Consumer								
Satisfactory (1-4)	20,140	11,138	7,154	9,065	4,175	24,280	130,111	206,063
Watch (5)	—	12	—	20	4	10	29	63
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	2	—	16	32	280	347	677
Total	20,140	11,140	7,154	9,101	4,211	24,570	130,487	206,803
Combined								
Satisfactory (1-4)	786,753	739,500	603,351	531,011	346,492	792,592	242,877	4,042,576
Watch (5)	—	410	582	152	4	29,494	98	30,740
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	2	144	16	82	3,524	898	4,666
Total	$ 786,753	$ 739,912	$ 604,077	$ 531,179	$ 346,578	$ 825,610	$ 243,873	$ 4,077,982

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes 9* and *11*.

Certain directors and executive officers of the Company and the Bank, and their affiliates, are customers of and had transactions with the Bank in the ordinary course of business. Except for the interest rates on loans secured by personal residences, in the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Generally, residential first mortgage loans and home equity lines of credit to all employees and directors have been granted at interest rates equal to the Bank's cost of funds, subject to annual adjustments in the case of residential first mortgage loans and monthly adjustments in the case of home equity lines of credit. At December 31, 2022 and 2021, loans outstanding to these directors and executive officers, and their related interests, are summarized as follows:

	2022	2021
	(In Thousands)	
Balance, beginning of year	$ 10,097	$ 13,468
New loans	3,079	629
Payments	(5,226)	(4,000)
Balance, end of year	$ 7,950	$ 10,097

Note 4:   FDIC-Assisted Acquired Loans

On March 20, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas. The related loss sharing agreement was terminated early, effective April 26, 2016, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On September 4, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa. The related loss sharing agreement was terminated early, effective April 26, 2016, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On October 7, 2011, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Sun Security Bank, a full service bank headquartered in Ellington, Missouri. The related loss sharing agreement was terminated early, effective April 26, 2016, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On April 27, 2012, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Inter Savings Bank, FSB ("InterBank"), a full service bank headquartered in Maple Grove, Minnesota. The related loss sharing agreement was terminated early, effective June 9, 2017, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On June 20, 2014, Great Southern Bank entered into a purchase and assumption agreement with the FDIC to purchase a substantial portion of the loans and investment securities, as well as certain other assets, and assume all of the deposits, as well as certain other liabilities, of Valley Bank, a full-service bank headquartered in Moline,

Illinois, with significant operations in Iowa. This transaction did not include a loss sharing agreement. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

The following table presents the balances of the acquired loans related to the various FDIC-assisted transactions at December 31, 2022 and 2021.

	TeamBank	Vantus Bank	Sun Security Bank	InterBank	Valley Bank
			(In Thousands)		
December 31, 2022					
Gross loans receivable	$ 2,703	$ 3,983	$ 7,221	$ 24,402	$ 12,750
Balance of accretable discount due to change in expected losses	—	—	—	—	—
Net carrying value of loans receivable	$ 2,703	$ 3,983	$ 7,221	$ 24,402	$ 12,750
December 31, 2021					
Gross loans receivable	$ 3,613	$ 5,304	$ 9,405	$ 32,645	$ 23,632
Balance of accretable discount due to change in expected losses	(65)	(19)	(63)	(58)	(224)
Net carrying value of loans receivable	$ 3,548	$ 5,285	$ 9,342	$ 32,587	$ 23,408

Fair Value and Expected Cash Flows

At the time of these acquisitions, the Company determined the fair value of the loan portfolios based on several assumptions. Factors considered in the valuations were projected cash flows for the loans, type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, current discount rates and whether or not the loan was amortizing. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. Management also estimated the amount of credit losses that were expected to be realized for the loan portfolios. The discounted cash flow approach was used to value each pool of loans. For non-performing loans, fair value was estimated by calculating the present value of the recoverable cash flows using a discount rate based on comparable corporate bond rates.

The amount of the estimated cash flows expected to be received from the acquired loan pools in excess of the fair values recorded for the loan pools is referred to as the accretable yield. The accretable yield is recognized as interest income over the estimated lives of the loans.

As of January 1, 2021, we adopted the new accounting standard related to accounting for credit losses. With the adoption of this standard, discounts are no longer reclassified from non-accretable to accretable. All adjustments made prior to January 1, 2021 continue to be accreted to interest income. The adjustments to accretable yield made prior to 2021, impacted the Company's Consolidated Statements of Income by $429,000, $1.6 million and $5.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there was no remaining accretable yield adjustment that will affect interest income.

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 5:   **Other Real Estate Owned and Repossessions**

Major classifications of other real estate owned at December 31, 2022 and 2021, were as follows:

	2022	2021
	(In Thousands)	
Foreclosed assets held for sale and repossessions		
One- to four-family construction	$ —	$ —
Subdivision construction	—	—
Land development	—	315
Commercial construction	—	—
One- to four-family residential	—	183
Other residential	—	—
Commercial real estate	—	—
Commercial business	—	—
Consumer	50	90
Foreclosed assets held for sale and repossessions	50	588
Other real estate owned not acquired through foreclosure	183	1,499
Other real estate owned and repossessions	$ 233	$ 2,087

At December 31, 2022, other real estate owned not acquired through foreclosure included two properties, both of which were branch locations that were closed and held for sale. During the year ended December 31, 2022, two former branch location were sold. During the year ended December 31, 2022, no additional valuation write-downs were recorded on branch locations that were closed and held for sale.

At December 31, 2021, other real estate owned not acquired through foreclosure included four properties, all of which were branch locations that were closed and held for sale. During the year ended December 31, 2021, one former branch location was added to this category for $1.2 million. During the year ended December 31, 2021, no additional valuation write-downs were recorded on branch locations that were closed and held for sale.

At December 31, 2022 and 2021, residential mortgage loans totaling $173,000 and $125,000, respectively, were in the process of foreclosure.

Expenses applicable to other real estate owned and repossessions for the years ended December 31, 2022, 2021 and 2020, included the following:

	2022	2021	2020
	(In Thousands)		
Net gains on sales of other real estate owned and repossessions	$ (149)	$ (282)	$ (480)
Valuation write-downs	23	211	1,320
Operating expenses, net of rental income	485	698	1,183
	$ 359	$ 627	$ 2,023

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 6: Premises and Equipment

Major classifications of premises and equipment at December 31, 2022 and 2021, stated at cost, were as follows:

	2022	2021
	(In Thousands)	
Land	$ 39,622	$ 39,440
Buildings and improvements	105,096	101,207
Furniture, fixtures and equipment	67,505	57,982
Operating leases right of use asset	7,397	7,715
	219,620	206,344
Less accumulated depreciation	78,550	73,611
	$ 141,070	$ 132,733

Leases. In 2019, the Company adopted ASU 2016-02, *Leases (Topic 842)*. Adoption of this ASU resulted in the Company initially recognizing a right of use asset and corresponding lease liability of $9.5 million. The amount of the right of use asset and corresponding lease liability will fluctuate based on the Company's lease terminations, new leases and lease modifications and renewals. As of December 31, 2022, the lease right of use asset value was $7.4 million and the corresponding lease liability was $7.6 million. As of December 31, 2021, the lease right of use asset value was $7.7 million and the corresponding lease liability was $7.9 million. At December 31, 2022, expected lease terms ranged from 0.3 years to 15.9 years with a weighted-average lease term of 8.2 years. The weighted-average discount rate was 3.42%.

For the years ended December 31, 2022, 2021 and 2020, lease expense was $1.6 million, $1.5 million and $1.6 million, respectively. The Company's short-term leases related to offsite ATMs have both fixed and variable lease payment components, based on the number of transactions at the various ATMs. The variable portion of these lease payments is not material and the total lease expense related to ATMs was $ 307,000, $307,000 and $275,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company does not sublease any of its leased facilities; however, it does lease to other third parties portions of facilities that it owns. In terms of being the lessor in these circumstances, all of these lease agreements are classified as operating leases. In the years ended December 31, 2022, 2021, and 2020, income recognized from these lease agreements was $1.2 million, $1.2 million, and $1.2 million respectively, and was included in occupancy and equipment expense.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	At or For the Year Ended	
	December 31, 2022	December 31, 2021
	(In Thousands)	
Statement of Financial Condition		
Operating leases right of use asset	$ 7,397	$ 7,715
Operating leases liability	$ 7,599	$ 7,886
Statement of Income		
Operating lease costs classified as occupancy and equipment expense (includes short-term lease costs and amortization of right of use asset)	$ 1,579	$ 1,529
Supplemental Cash Flow Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 1,547	$ 1,483
Right of use assets obtained in exchange for lease obligations:		
Operating leases	$ 618	$ 74

At December 31, 2022, future expected lease payments for leases with terms exceeding one year were as follows (in thousands):

2022	$ 1,199
2024	1,146
2025	1,126
2026	1,064
2027	987
Thereafter	3,206
Future lease payments expected	8,728
Less interest portion of lease payments	(1,129)
Lease liability	$ 7,599

Note 7:   Investments in Limited Partnerships

Investments in Affordable Housing Partnerships

The Company has invested in certain limited partnerships that were formed to develop and operate apartments and single-family houses designed as high-quality affordable housing for lower income tenants throughout Missouri and contiguous states. At December 31, 2022 the Company had 19 such investments, with a net carrying value of $38.4 million. At December 31, 2021 the Company had 16 such investments, with a net carrying value of $25.1 million. Due to the Company's inability to exercise any significant influence over any of the investments in Affordable Housing Partnerships, they all are accounted for using the proportional amortization method. Each of the partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken may be subject to recapture with interest.

The remaining federal affordable housing tax credits to be utilized through 2034 were $83.2 million as of December 31, 2022, assuming no tax credit recapture events occur and all projects currently under construction are completed as planned. Amortization of the investments in partnerships is expected to be approximately $75.0 million, assuming all projects currently under construction are completed and funded as planned. The Company's usage of federal affordable housing tax credits approximated $4.9 million, $4.9 million and $6.6 million during 2022, 2021 and 2020, respectively. Investment amortization was $4.4 million, $4.2 million and $5.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Investments in Community Development Entities

The Company has invested in certain limited partnerships that were formed to develop and operate business and real estate projects located in low-income communities. At December 31, 2022 the Company had one such investment, with a net carrying value of $465,000. At December 31, 2021, the Company had one such investment, with a net carrying value of $481,000. Due to the Company's inability to exercise any significant influence over any of the investments in qualified Community Development Entities, they are all accounted for using the cost method. Each of the partnerships provides federal New Market Tax Credits over a seven-year credit allowance period. In each of the first three years, credits totaling five percent of the original investment are allowed on the credit allowance dates and for the final four years, credits totaling six percent of the original investment are allowed on the credit allowance dates. Each of the partnerships must be invested in a qualified Community Development Entity on each of the credit allowance dates during the seven-year period to utilize the tax credits. If the Community Development Entities cease to qualify during the seven-year period, the credits may be denied for any credit allowance date and a portion of the credits previously taken may be subject to recapture with interest. The investments in the Community Development Entities cannot be redeemed before the end of the seven-year period.

The Company's usage of federal New Market Tax Credits approximated $100,000, $100,000 and $100,000 during 2022, 2021 and 2020, respectively. Investment amortization amounted to $83,000, $86,000 and $80,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

Investments in Limited Partnerships for Federal Rehabilitation/Historic Tax Credits

From time to time, the Company has invested in certain limited partnerships that were formed to provide certain federal rehabilitation/historic tax credits. At December 31, 2022 the Company had one such investment, with a net carrying value of $629,000. At December 31, 2021 the Company had one such investment, with a net carrying value of $642,000. Under prior tax law, the Company utilized these credits in their entirety in the year the project was placed in service and the impact to the Consolidated Statements of Income has not been material. Currently, such partnerships provide federal rehabilitation/historic tax credits over a five-year credit allowance period.

Investments in Limited Partnerships for State Tax Credits

From time to time, the Company has invested in certain limited partnerships that were formed to provide certain state tax credits. The Company has primarily syndicated these tax credits and the impact to the Consolidated Statements of Income has not been material.

Note 8:   Deposits

Deposits at December 31, 2022 and 2021, are summarized as follows:

	Weighted Average Interest Rate	2022	2021
		(In Thousands, Except Interest Rates)	
Non-interest-bearing accounts	—	$ 1,063,588	$ 1,209,822
Interest-bearing checking and savings accounts	0.90% and 0.12%	2,338,535	2,381,210
		3,402,123	3,591,032
Certificate accounts	0% - 0.99%	280,784	825,217
	1% - 1.99%	125,951	73,563
	2% - 2.99%	452,123	55,509
	3% - 3.99%	267,231	6,780
	4% - 4.99%	156,698	—
	5% and above	—	—
		1,282,787	961,069
		$ 4,684,910	$ 4,552,101

The weighted average interest rate on certificates of deposit was 2.30% and 0.60% at December 31, 2022 and 2021, respectively.

The aggregate amount of certificates of deposit originated by the Bank in denominations greater than $250,000 was approximately $217.4 million and $88.0 million at December 31, 2022 and 2021, respectively. The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits was approximately $411.5 million and $67.4 million at December 31, 2022 and 2021, respectively. The December 31, 2022 brokered deposits total of $411.5 million included $150.0 million of purchased funds through the IntraFi Financial network. These deposits are included above in interest-bearing checking and savings accounts.

At December 31, 2022, scheduled maturities of certificates of deposit were as follows:

	Retail	Brokered	Total
	(In Thousands)		
2023	$ 958,115	$ 112,824	$ 1,070,939
2024	42,099	96,961	139,060
2025	13,748	51,706	65,454
2026	2,967	—	2,967
2027	3,532	—	3,532
Thereafter	835	—	835
	$ 1,021,296	$ 261,491	$ 1,282,787

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

A summary of interest expense on deposits for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022		2021		2020
			(In Thousands)		
Checking and savings accounts	$ 6,938	$	4,023	$	7,096
Certificate accounts	13,980		9,139		25,453
Early withdrawal penalties	(242)		(60)		(118)
	$ 20,676	$	13,102	$	32,431

Note 9:   Advances From Federal Home Loan Bank

At December 31, 2022 and 2021, there were no outstanding term advances from the Federal Home Loan Bank of Des Moines. At December 31, 2022, there were outstanding overnight borrowings from the Federal Home Loan Bank of Des Moines, which are included in Short-Term Borrowings.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of other pledges, liens and encumbrances as collateral for outstanding advances. No investment securities were specifically pledged as collateral for advances at December 31, 2022 and 2021. Loans with carrying values of approximately $1.62 billion and $1.19 billion were pledged as collateral for outstanding advances at December 31, 2022 and 2021, respectively. The Bank had $1.01 billion remaining available on its line of credit under a borrowing arrangement with the FHLB of Des Moines at December 31, 2022.

Note 10:   Short-Term Borrowings

Short-term borrowings at December 31, 2022 and 2021, are summarized as follows:

	2022		2021
		(In Thousands)	
Notes payable – Community Development Equity Funds	$ 1,083	$	1,449
Other interest-bearing liabilities	—		390
Securities sold under reverse repurchase agreements	176,843		137,116
Overnight borrowings from the Federal Home Loan Bank	88,500		—
	$ 266,426	$	138,955

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a term of one-month or less.

At December 31, 2021, other interest-bearing liabilities consisted of cash collateral held by the Company to satisfy minimum collateral posting thresholds with its derivative dealer counterparties representing the termination value of derivatives, which at such time were in a net asset position. Under the collateral agreements between the parties, either party may choose to provide cash or securities to satisfy its collateral requirements. At December 31, 2022, the Company posted cash collateral to its derivative dealer counterparties as the derivatives were in a net liability position.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Short-term borrowings had weighted average interest rates of 2.16% at December 31, 2022, compared to 0.02% at December 31, 2021. Short-term borrowings averaged approximately $181.1 million and $145.3 million for the years ended December 31, 2022 and 2021, respectively. The maximum amounts outstanding at any month end were $317.7 million and $184.2 million, respectively, during those same periods.

The following table represents the Company's securities sold under reverse repurchase agreements, which contractually mature daily, at December 31, 2022 and 2021:

	2022	2021
	Overnight and Continuous	Overnight and Continuous
	(In Thousands)	
Mortgage-backed securities – GNMA, FNMA, FHLMC	$ 176,843	$ 137,116

Note 11: Federal Reserve Bank Borrowings

At December 31, 2022 and 2021, the Bank had $397.0 million and $352.4 million, respectively, available under a line-of-credit borrowing arrangement with the Federal Reserve Bank. The line is secured primarily by consumer and commercial loans. There were no amounts borrowed under this arrangement at December 31, 2022 or 2021.

Note 12: Subordinated Debentures Issued to Capital Trusts

In November 2006, Great Southern Capital Trust II (Trust II), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $25.0 million aggregate liquidation amount of floating rate cumulative trust preferred securities. The Trust II securities bear a floating distribution rate equal to 90-day LIBOR plus 1.60%. The Trust II securities became redeemable at the Company's option in February 2012, and if not sooner redeemed, mature on February 1, 2037. The Trust II securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $25.8 million and bearing an interest rate identical to the distribution rate on the Trust II securities. The initial interest rate on the Trust II debentures was 6.98%. The interest rate was 6.04% and 1.73% at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, subordinated debentures issued to capital trusts were as follows:

	2022	2021
	(In Thousands)	
Subordinated debentures	$ 25,774	$ 25,774

Note 13: Subordinated Notes

On August 8, 2016, the Company completed the public offering and sale of $75.0 million of its subordinated notes. The notes were due August 15, 2026 and had a fixed interest rate of 5.25% until August 15, 2021, at which time the rate was to become floating at a rate equal to three-month LIBOR plus 4.087%. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions, legal, accounting and other professional fees, of approximately $73.5 million. Total debt issuance costs of approximately $1.5 million were deferred and amortized over the five-year expected life of the notes.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

On August 15, 2021, in accordance with the terms of the notes, the Company redeemed all $75.0 million aggregate principal amount of the notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

On June 10, 2020, the Company completed the public offering and sale of $75.0 million of its subordinated notes. The notes are due June 15, 2030, and have a fixed interest rate of 5.50% until June 15, 2025, at which time the rate becomes floating at a rate expected to be equal to three-month term Secured Overnight Financing Rate (SOFR) plus 5.325%. The Company may call the notes at par beginning on June 15, 2025, and on any scheduled interest payment date thereafter. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions, legal, accounting and other professional fees, of approximately $73.5 million. Total debt issuance costs of approximately $1.5 million were deferred and are being amortized over the expected life of the notes, which is five years.

Amortization of the debt issuance costs during the years ended December 31, 2022 and 2021, totaled $293,000 and $587,000, respectively, and is included in interest expense on subordinated notes in the consolidated statements of income, resulting in an imputed interest rate of 5.95% and 5.97%, respectively.

At December 31, 2022 and 2021, subordinated notes are summarized as follows:

	2022	2021
	(In Thousands)	
Subordinated notes	$ 75,000	$ 75,000
Less: unamortized debt issuance costs	719	1,016
	$ 74,281	$ 73,984

Note 14:   Income Taxes

The Company files a consolidated federal income tax return. As of December 31, 2022 and 2021, retained earnings included approximately $17.5 million for which no deferred income tax liability had been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $4.3 million and $3.9 million at December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022, 2021 and 2020, the provision for income taxes included these components:

	2022	2021	2020
	(In Thousands)		
Taxes currently payable	$ 15,769	$ 16,025	$ 25,259
Deferred income taxes (benefit)	2,485	3,712	(11,480)
Income taxes	$ 18,254	$ 19,737	$ 13,779

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31,			
	2022		**2021**	
	(In Thousands)			
Deferred tax assets				
Allowance for credit losses	$	15,618	$	13,854
Liability for unfunded commitments		3,153		2,196
Interest on nonperforming loans		66		98
Accrued expenses		1,341		1,227
Write-down of foreclosed assets		—		35
Write-down of fixed assets		67		62
Unrealized loss on available-for-sale securities		15,407		—
Unrealized loss on active cash flow derivatives		7,695		—
Income recognized for tax in excess of book related to terminated cash flow derivatives		5,530		6,978
Deferred income		290		298
Difference in basis for acquired assets and liabilities		686		893
		49,853		25,641
Deferred tax liabilities				
Tax depreciation in excess of book depreciation		(8,210)		(5,681)
FHLB stock dividends		(337)		(313)
Partnership tax credits		(668)		(251)
Prepaid expenses		(1,196)		(883)
Unrealized gain on securities transferred to held-to-maturity securities		(29)		—
Unrealized gain on available-for-sale securities		—		(2,698)
Unrealized gain on terminated cash flow derivatives		(5,530)		(6,978)
Other		(235)		(328)
		(16,205)		(17,132)
Net deferred tax asset	$	33,648	$	8,509

Reconciliations of the Company's effective tax rates from continuing operations to the statutory corporate tax rates were as follows:

	2022	2021	2020
Tax at statutory rate	21.0%	21.0%	21.0%
Nontaxable interest and dividends	(0.5)	(0.3)	(0.5)
Tax credits	(1.6)	(1.8)	(3.8)
State taxes	1.8	1.3	1.4
Deferred tax rate change benefit	(0.6)	—	—
Other	(0.7)	0.7	0.8
	19.4%	20.9%	18.9%

The Company and its consolidated subsidiaries have not been audited recently by the Internal Revenue Service (IRS). As a result, federal tax years through December 31, 2018 are now closed.

The Company was previously under State of Missouri income and franchise tax examinations for its 2014 and 2015 tax years. The examinations concluded with one unresolved issue related to the exclusion of certain income in the calculation of Missouri income tax. The Missouri Department of Revenue denied the Company's administrative protest regarding the 2014 and 2015 tax years' examinations. In June 2021, the Company filed a formal protest with the Missouri Administrative Hearing Commission (MAHC), which has special jurisdiction to hear tax matters and is similar to a trial court, to continue defending the Company's rights and associated tax position. The Company has engaged legal and tax advisors and continues to believe it will ultimately prevail on the issue; however, if the Company does not prevail, the tax obligation to the State of Missouri could be up to a total of $4.0 million for these tax years and additional amounts could be levied for subsequent tax years. The MAHC received documents from each party but no hearings have occurred to date.

The State of Illinois Department of Revenue recently completed a tax examination of the Company's Illinois Business Income Tax for the 2018 and 2019 tax years. There were no proposed material changes to the returns.

Note 15:   Disclosures About Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

- Significant unobservable inputs (Level 3): Inputs that reflect assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The Company considers transfers between the levels of the hierarchy to be recognized at the end of related reporting periods.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2022 and 2021:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
December 31, 2022				
Available-for-sale securities				
Agency mortgage-backed securities	$ 286,482	$ —	$ 286,482	$ —
Agency collateralized mortgage obligations	78,474	—	78,474	—
States and political subdivisions securities	57,495	—	57,495	—
Small Business Administration securities	68,141	—	68,141	—
Interest rate derivative asset	11,061	—	11,061	—
Interest rate derivative liability	(42,097)	—	(42,097)	—
December 31, 2021				
Available-for-sale securities				
Agency mortgage-backed securities	$ 229,441	$ —	$ 229,441	$ —
Agency collateralized mortgage obligations	204,277	—	204,277	—
States and political subdivisions securities	40,015	—	40,015	—
Small Business Administration securities	27,299	—	27,299	—
Interest rate derivative asset	2,816	—	2,816	—
Interest rate derivative liability	(2,895)	—	(2,895)	—

The following is a description of inputs and valuation methodologies used for assets recorded at fair value on a recurring basis and recognized in the accompanying statements of financial condition at December 31, 2022 and 2021, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2022.

Available-for-Sale Securities

Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair values used by the Company are obtained from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, LIBOR/SOFR yield curve, credit spreads and prices from market makers and live trading systems. Recurring Level 2 securities include U.S. government agency securities, mortgage-backed securities, state and municipal bonds and certain other investments. Inputs used for valuing Level 2 securities include observable data that may include dealer quotes, benchmark yields, market spreads, live trading levels and market consensus prepayment speeds, among other things. Additional inputs include indicative values derived from the independent pricing service's proprietary computerized models. There were no recurring Level 3 securities at December 31, 2022 or December 31, 2021.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Interest Rate Derivatives

The fair value is estimated using forward-looking interest rate curves and is determined using observable market rates and, therefore, are classified within Level 2 of the valuation hierarchy.

Nonrecurring Measurements

The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2022 and 2021:

| | | Fair Value Measurements Using | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
December 31, 2022				
Collateral-dependent loans	$ 785	$ —	$ —	$ 785
Foreclosed assets held for sale	$ —	$ —	$ —	$ —
December 31, 2021				
Collateral-dependent loans	$ 1,712	$ —	$ —	$ 1,712
Foreclosed assets held for sale	$ 315	$ —	$ —	$ 312

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Loans Held for Sale

Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the Company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale. At December 31, 2022 and 2021, the aggregate fair value of mortgage loans held for sale was not materially different than their cost. Accordingly, no mortgage loans held for sale were marked down and reported at fair value.

Collateral-Dependent Loans

When the Company has a specific expectation to initiate, or has initiated, foreclosure proceedings, and when the repayment of a loan is expected to be substantially dependent on the liquidation of underlying collateral, the relationship is deemed collateral-dependent. The fair value of collateral used by the Company was determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data included information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. All appraised values were adjusted for market-related trends based on the Company's experience in sales and other appraisals of similar property types as well as estimated selling costs. Each quarter, management reviewed all collateral-dependent impaired loans on a loan-by-loan basis to determine whether updated appraisals were necessary based on loan performance, collateral type and guarantor support. At times, the Company measured the fair value of collateral-dependent impaired loans using appraisals with dates more than one year prior to the date of review. These appraisals were discounted by applying current, observable market data about similar property types such as sales contracts, estimations of value by individuals familiar with the market, other appraisals, sales or collateral assessments based on current market activity until updated appraisals are obtained. Depending on the length of time since an appraisal was performed and the data provided through our reviews, these appraisals were typically discounted 10-40%. The policy described above was the same for all types of collateral-dependent loans.

The Company records collateral-dependent loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off of the portion of the loan that exceeds the fair value or establishes a reserve within the allowance for credit losses specific to the loan. Loans for which such charge-offs or reserves were recorded during the years ended December 31, 2022 and December 31, 2021, are shown in the table above (net of reserves).

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value less estimated cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy. The foreclosed assets represented in the table above have been re-measured during the years ended December 31, 2022 and 2021, subsequent to their initial transfer to foreclosed assets.

Fair Value of Financial Instruments

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying statements of financial condition at amounts other than fair value.

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Held-to-Maturity Securities

Fair values for held-to-maturity securities are estimated based on quoted market prices of similar securities. For these securities, the Company obtains fair value measurements from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, LIBOR/SOFR yield curve, credit spreads and prices from market makers and live trading systems. These securities include U.S. government agency securities, mortgage-backed securities, state and municipal bonds and certain other investments.

Loans and Interest Receivable

The fair value of loans is estimated on an exit price basis incorporating contractual cash flow, prepayments discount spreads, credit loss and liquidity premiums. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, i.e., their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation using the average advances yield curve from 11 districts of the FHLB for the as of date. The carrying amount of accrued interest payable approximates its fair value.

Short-Term Borrowings

The carrying amount approximates fair value.

Subordinated Debentures Issued to Capital Trusts

The subordinated debentures have floating rates that reset quarterly. The carrying amount of these debentures approximates their fair value.

Subordinated Notes

The fair values used by the Company are obtained from independent sources and are derived from quoted market prices of the Company's subordinated notes and quoted market prices of other subordinated debt instruments with similar characteristics.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments not recorded at fair value in the financial statements. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	December 31, 2022			December 31, 2021		
	Carrying Amount	Fair Value	Hierarchy Level	Carrying Amount	Fair Value	Hierarchy Level
	(Dollars in Thousands)					
Financial assets						
Cash and cash equivalents	$ 168,520	$ 168,520	1	$ 717,267	$ 717,267	1
Held-to-maturity securities	202,495	177,765		—	—	2
Mortgage loans held for sale	4,811	4,811	2	8,735	8,735	2
Loans, net of allowance for credit losses	4,506,836	4,391,084	3	4,007,500	4,001,362	3
Interest receivable	19,107	19,107	3	10,705	10,705	3
Investment in FHLB stock and other assets	30,814	30,814	3	6,655	6,655	3
Financial liabilities						
Deposits	4,684,910	4,672,913	3	4,552,101	4,552,202	3
Short-term borrowings	266,426	266,426	3	138,955	138,955	3
Subordinated debentures	25,774	25,774	3	25,774	25,774	3
Subordinated notes	74,281	72,000	2	73,984	81,000	2
Interest Payable	3,010	3,010	3	646	646	3
Unrecognized financial instruments (net of contractual value)						
Commitments to originate loans	—	—	3	—	—	3
Letters of credit	73	73	3	50	50	3
Lines of credit	—	—	3	—	—	3

Note 16: Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its assets and liabilities. In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. The Company has interest rate derivatives that result from a service provided to certain qualifying loan customers that are not used to manage interest rate risk in the Company's assets or liabilities and are not designated in a qualifying hedging relationship. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions. In addition, the Company has interest rate derivatives that were designated in a qualified hedging relationship.

Nondesignated Hedges

The Company has interest rate swaps that are not designated in a qualifying hedging relationship. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain loan customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

At December 31, 2022, the Company had six interest rate swaps and one interest rate cap totaling $107.0 million in notional amount with commercial customers, and six interest rate swaps and one interest rate cap with the same notional amount with third parties related to its program. In addition, at December 31, 2022, the Company had one participation loan purchased totaling $8.8 million, in which the lead institution has an interest rate swap with their customer and the economics of the counterparty swap are passed along to the Company through the loan participation. At December 31, 2021, the Company had 11 interest rate swaps and one interest rate cap totaling $93.9 million in notional amount with commercial customers, and 11 interest rate swaps and one interest rate cap with the same notional amount with third parties related to its program. In addition, at December 31, 2021, the Company had four participation loans purchased totaling $27.2 million, in which the lead institution has an interest rate swap with their customer and the economics of the counterparty swap are passed along to the Company through the loan participation. During the years ended December 31, 2022, 2021 and 2020, the Company recognized net gains (losses) of $321,000, $312,000 and $(264,000), respectively, in non-interest income related to changes in the fair value of these swaps.

Cash Flow Hedges

Interest Rate Swap. As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flows due to interest rate fluctuations, in October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a termination date of October 6, 2025. Under the terms of the swap, the Company received a fixed rate of interest of 3.018% and paid a floating rate of interest equal to one-month USD-LIBOR. The floating rate was reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. To the extent that the fixed rate of interest exceeded one-month USD-LIBOR, the Company received net interest settlements which were recorded as loan interest income. If USD-LIBOR exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and record those net payments as a reduction of interest income on loans.

In March 2020, the Company and its swap counterparty mutually agreed to terminate the $400 million interest rate swap prior to its contractual maturity. The Company was paid $45.9 million from its swap counterparty as a result of this termination. This $45.9 million, less the accrued interest portion and net of deferred income taxes, was reflected in the Company's stockholders' equity as Accumulated Other Comprehensive Income and a portion of it is being accreted to interest income on loans monthly through the original contractual termination date of October 6, 2025. This has the effect of reducing Accumulated Other Comprehensive Income and increasing Net Interest Income and Retained Earnings over the period. The Company recorded interest income of $8.1 million, $8.1 million and $7.7 million on this interest rate swap during the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, the Company expected to have a sufficient amount of eligible variable rate loans to continue to accrete this interest income in future periods. If this expectation changes and the amount of eligible variable rate loans decreases significantly, the Company may be required to recognize this interest income more rapidly.

In March 2022, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap is $300 million, with a termination date of March 1, 2024. Under the terms of the swap, the Company receives a fixed rate of interest of 1.6725% and pays a floating rate of interest equal to one-month USD-LIBOR (or the equivalent replacement rate if USD-LIBOR rate is not available). The floating rate resets monthly and net settlements of interest due to/from the counterparty also occur monthly. The floating rate of interest was 4.142% as of December 31, 2022. To the extend the floating rate of interest exceeds the fixed rate of interest, the Company will be required to pay net settlements to the counterparty and will record those net payments as a reduction of interest income on loans. If the fixed rate of interest exceeds the floating rate of interest, the Company will receive net interest settlements, which will be recorded as loan interest income. The Company recorded a reduction of loan interest income related to this swap transaction of $941,000 for the year ended December 31, 2022.

In July 2022, the Company entered into two additional interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of each swap is $200 million with an effective date of May 1, 2023 and a termination date of May 1, 2028. Under the terms of one swap, beginning in May 2023, the Company will receive a fixed rate of interest of 2.628% and will pay a floating rate of interest equal to one-month USD-SOFR OIS. Under the terms of the other swap, beginning in May 2023, the Company will receive a fixed rate of interest of 5.725% and will pay a floating rate of interest equal to one-month USD-Prime. In each case, the floating rate will be reset monthly and net settlements of interest due to/from the counterparty will also occur monthly. To the extent the fixed rate of interest exceeds the floating rate of interest, the Company will receive net interest settlements, which will be recorded as loan interest income. If the floating rate of interest exceeds the fixed rate of interest, the Company will be required to pay net settlements to the counterparty and will record those net payments as a reduction of interest income on loans. At December 31, 2022, the USD-Prime rate was 7.50% and the one-month USD-SOFR OIS rate was 4.06173%.

The effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affected earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Statements of Financial Condition:

	Location in Consolidated Statements of Financial Condition	Fair Value	
		December 31, 2022	December 31, 2021
		(In Thousands)	
Derivatives designated as hedging instruments			
Derivative Assets			
Active interest rate swap	Accrued expenses and other liabilities	$ 31,277	$ —
Total derivatives designated as hedging instruments		$ 31,277	$ —
Derivatives not designated as hedging instruments			
Derivative Assets			
Interest rate products	Prepaid expenses and other assets	$ 11,061	$ 2,816
Total derivatives not designated as hedging instruments		$ 11,061	$ 2,816
Derivative Liabilities			
Interest rate products	Accrued expenses and other liabilities	$ 10,820	$ 2,895
Total derivatives not designated as hedging instruments		$ 10,820	$ 2,895

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following table presents the effect of cash flow hedge accounting on the statements of comprehensive income:

Cash Flow Hedges	Amount of Gain (Loss) Recognized in AOCI Year Ended December 31		
	2021	2020	2019
	(In Thousands)		
Terminated interest rate swaps, net of income taxes	$ (6,271)	$ (6,271)	$ 6,691
Active interest rate swaps, net of income taxes	(23,582)	—	—
	$ (29,853)	$ (6,271)	$ 6,691

The following table presents the effect of cash flow hedge accounting on the statements of operations:

Cash Flow Hedges	Year Ended December 31					
	2022		2021		2020	
	Interest Income	Interest Expense	Interest Income	Interest Expense	Interest Income	Interest Expense
	(In Thousands)					
Terminated interest rate swaps	$ 8,123	$ —	$ 8,123	$ —	$ 7,676	$ —
Active interest rate swaps	(941)	—	—	—	—	—
	$ 7,182	$ —	$ 8,123	$ —	$ 7,676	$ —

Agreements with Derivative Counterparties

The Company has agreements with its derivative counterparties. If the Company defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. If the Bank fails to maintain its status as a well-capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements. Similarly, the Company could be required to settle its obligations under certain of its agreements if certain regulatory events occurred, such as the issuance of a formal directive, or if the Company's credit rating is downgraded below a specified level.

At December 31, 2022, the termination value of derivatives with our derivative dealer counterparties (related to loan level swaps with commercial lending customers) in a net asset position, which included accrued interest but excluded any adjustment for nonperformance risk, related to these agreements was $242,000. Additionally, the Company's activity with one of its derivative counterparties met the level at which the minimum collateral posting thresholds take effect (collateral to be given by the Company) and the Company had posted collateral of $20.7 million to the derivative counterparty to satisfy the loan level agreements. At December 31, 2021, the termination value of derivatives with our derivative dealer counterparties (related to loan level swaps with commercial lending customers) in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk, related to these agreements was $437,000. Additionally, the Company's activity with one of its derivative counterparties met the level at which the minimum collateral posting thresholds take effect (collateral to be given by the Company) and the Company had posted collateral of $1.2 million to the derivative counterparties to satisfy the loan level agreements. The Bank also received cash collateral from another derivative counterparty of $390,000 to cover its fair value position with us. If the Company had breached any of these provisions at December 31, 2022 or December 31, 2021, it could have been required to settle its obligations under the agreements at the termination value.

Note 17: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2022 and 2021, the Bank had outstanding commitments to originate loans and fund commercial construction loans aggregating approximately $97.1 million and $159.7 million, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, many of which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $16.8 million and $53.5 million at December 31, 2022 and 2021, respectively.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to approximately $16.7 million and $13.4 million at December 31, 2022 and 2021, respectively, with no letters of credit having terms over five years.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2022, the Bank had granted unused lines of credit to borrowers aggregating approximately $1.8 billion and $199.2 million for commercial lines and open-end consumer lines, respectively. At December 31, 2021, the Bank had granted unused lines of credit to borrowers aggregating approximately $1.3 billion and $175.7 million for commercial lines and open-end consumer lines, respectively.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in its market areas. Although the Bank has a diversified portfolio, loans (including the FDIC-assisted acquired loans) aggregating approximately $814.1 million and $743.5 million at December 31, 2022 and 2021, respectively, were secured primarily by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis area.

Note 18: Additional Cash Flow Information

	Year Ended December 31,		
	2021	2020	2019
	(In Thousands)		
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$ 371	$ 1,154	$ 1,707
Transfer of available-for-sale securities to held-to-maturity	226	—	—
Sale and financing of foreclosed assets	—	—	625
Conversion of premises and equipment to foreclosed assets	—	1,215	80
Dividends declared but not paid	4,893	4,727	4,676
Additional Cash Payment Information			
Interest paid	24,999	22,700	42,221
Income taxes paid	10,258	12,959	18,755

Note 19: Employee Benefits

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra DB Plan), a multiemployer defined benefit pension plan covering all employees who have met minimum service requirements. Effective July 1, 2006, this plan was closed to new participants. Employees already in the plan continue to accrue benefits. The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for this plan for the years ended December 31, 2022, 2021 and 2020, were approximately $1.5 million, $2.1 million and $2.1 million, respectively. The Company's contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the plan. The funded status of the plan as of July 1, 2022 and 2021, was 100.0% and 112.4%, respectively. The funded status was calculated by taking the market value of plan assets, which reflected contributions received through June 30, 2022 and 2021, respectively, divided by the funding target. No collective bargaining agreements are in place that require contributions to the Pentegra DB Plan.

The Company has a defined contribution retirement plan covering substantially all employees. The Company matches 100% of the employee's contribution on the first 3% of the employee's compensation and also matches an additional 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for this plan for the years ended December 31, 2022, 2021 and 2020, were approximately $1.7 million, $1.7 million and $1.6 million, respectively.

Note 20:   Stock Compensation Plans

The Company established the 2003 Stock Option and Incentive Plan (the "2003 Plan") for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 598,224 shares of common stock. On May 15, 2013, the Company's stockholders approved the Great Southern Bancorp, Inc. 2013 Equity Incentive Plan (the "2013 Plan"). Upon the stockholders' approval of the 2013 Plan, the Company's 2003 Plan was frozen. As a result, no new stock options or other awards may be granted under the 2003 Plan; however, existing outstanding awards under the 2003 Plan were not affected. At December 31, 2022, 300 options were outstanding under the 2003 Plan.

The Company established the 2013 Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 700,000 shares of common stock. On May 9, 2018, the Company's stockholders approved the Great Southern Bancorp, Inc. 2018 Omnibus Incentive Plan (the "2018 Plan"). Upon the stockholders' approval of the 2018 Plan, the 2013 Plan was frozen. As a result, no new stock options or other awards may be granted under the 2013 Plan; however, existing outstanding awards under the 2013 Plan were not affected. At December 31, 2022, 229,501 options were outstanding under the 2013 Plan.

The Company established the 2018 Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 800,000 shares of common stock. On May 11, 2022, the Company's stockholders approved the Great Southern Bancorp, Inc. 2022 Omnibus Incentive Plan (the "2022 Plan"). Upon the stockholders' approval of the 2022 Plan, the 2018 Plan was frozen. As a result, no new stock options or other awards may be granted under the 2018 Plan; however, existing outstanding awards under the 2018 Plan were not affected. At December 31, 2022, 629,966 options were outstanding under the 2018 Plan.

The 2022 Plan provides for the grant from time to time to directors, emeritus directors, officers, employees and advisory directors of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units. The number of shares of common stock available for awards under the 2022 Plan is 800,000 (the "2022 Plan Limit"). Shares utilized for awards other than stock options and stock appreciation rights will be counted against the 2022 Plan Limit on a 2.5-to-1 basis. At December 31, 2022, 205,150 options were outstanding under the 2022 Plan.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options generally are granted for a 10-year term and generally become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee has discretion to accelerate a participant's right to exercise an option.

Stock awards may be granted upon terms and conditions determined solely at the discretion of the Stock Option Committee.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The table below summarizes transactions under the Company's stock compensation plans, all of which related to stock options granted under such plans:

	Available to Grant	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2020	436,900	807,868 $	49.139
Granted from 2018 Plan	(196,350)	196,350	41.740
Exercised	—	(21,436)	33.805
Forfeited from terminated plan(s)	—	(6,875)	38.849
Forfeited from current plan(s)	4,800	(4,800)	57.513
Balance, December 31, 2020	245,350	971,107	48.079
Granted from 2018 Plan	(202,700)	202,700	57.980
Exercised	—	(91,285)	40.532
Forfeited from terminated plan(s)	—	(5,197)	44.563
Forfeited from current plan(s)	44,022	(44,022)	52.256
Balance, December 31, 2021	86,672	1,033,303	50.528
Granted from 2018 Plan	(2,500)	2,500	61.550
Forfeited from terminated plan(s)	39,235	(39,235)	52.523
Termination of 2018 Plan	(123,407)	—	—
Available to Grant from 2022 Plan	800,000	—	—
Granted from 2022 Plan	(205,900)	205,900	61.505
Exercised	—	(136,801)	42.149
Forfeited from current plan(s)	750	(750)	61.550
Balance, December 31, 2022	594,850	1,064,917 $	53.671

The Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest one-fourth at the end of each of years two, three, four and five from the grant date. As provided for under FASB ASC 718, the Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. In addition, ASC 718 requires companies to recognize compensation expense based on the estimated number of stock options for which service is expected to be rendered. The Company's historical forfeitures of its share-based awards have not been significant. Forfeitures are estimated annually based on historical information.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Expected dividends per share	$ 1.60	$ 1.44	$ 1.36
Risk-free interest rate	3.77%	1.24%	0.35%
Expected life of options	6 years	5 years	5 years
Expected volatility	23.70%	28.33%	29.32%
Weighted average fair value of options granted during year	$ 13.46	$ 11.56	$ 7.30

Expected volatilities are based on the historical volatility of the Company's stock, based on the monthly closing stock price. The expected life of options granted is based on actual historical exercise behavior of all employees and directors and approximates the graded vesting period of the options. Expected dividends are based on the annualized dividends declared at the time of the option grant. For 2022, the risk-free interest rate is based on the average of the five-year treasury rate and the seven-year treasury rate on the grant date of the options. For 2021 and 2020, the risk-free interest rate is based on the five-year treasury rate on the grant date of the options.

The following table presents the activity related to options under all plans for the year ended December 31, 2022:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding, January 1, 2022	1,033,303	$ 50.528	7.05 years
Granted	208,400	61.506	
Exercised	(136,801)	42.149	
Forfeited	(39,985)	52.692	
Options outstanding, December 31, 2022	1,064,917	53.671	7.13 years
Options exercisable, December 31, 2022	428,073	$ 50.098	5.00 years

For the years ended December 31, 2022, 2021 and 2020, options granted were 208,400, 202,700, and 196,350, respectively. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2022, 2021 and 2020, was $2.6 million, $1.4 million and $371,000, respectively. Cash received from the exercise of options for the years ended December 31, 2022, 2021 and 2020, was $6.3 million, $3.7 million and $661,000, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $2.3 million, $1.2 million and $257,000 for the years ended December 31, 2022, 2021 and 2020, respectively. The total intrinsic value of options outstanding at December 31, 2022, 2021 and 2020, was $6.7 million, $9.2 million and $4.5 million, respectively. The total intrinsic value of options exercisable at December 31, 2022, 2021 and 2020, was $4.1 million, $5.3 million and $2.9 million, respectively.

The following table presents the activity related to nonvested options under all plans for the year ended December 31, 2022.

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2022	611,956	$ 53.091	$ 9.768
Granted	208,400	61.506	13.317
Vested this period	(147,716)	52.100	9.148
Nonvested options forfeited	(35,796)	53.125	9.798
Nonvested options, December 31, 2022	636,844	$ 56.073	$ 11.117

For the years ended December 31, 2022, 2021 and 2020, compensation expense for stock option grants was $1.4 million, $1.2 million and $1.2 million, respectively. At December 31, 2022, there was $6.5 million of total unrecognized compensation cost related to nonvested options granted under the Company's plans. This compensation cost is expected to be recognized through 2028, with the majority of this expense recognized in 2023 and 2024.

The following table further summarizes information about stock options outstanding at December 31, 2022:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$23.860 to 29.640	9,977	0.85 years	$ 28.714	9,977	$ 28.714
$32.590 to 38.610	27,981	1.96 years	33.289	27,981	33.289
$41.300 to 41.740	210,423	6.80 years	41.630	86,383	41.473
$50.710 to 59.750	467,102	6.61 years	55.388	234,308	53.218
$60.150 to 62.010	349,434	8.61 years	60.972	69,424	60.150
	1,064,917	7.13 years	53.671	428,073	50.098

Note 21: Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for credit losses are reflected in *Note 3*. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on loans, deposits and on commitments and credit risk.

Note 22: Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (AOCI), included in stockholders' equity, are as follows:

	2022	2021
	(In Thousands)	
Net unrealized gain (loss) on available-for-sale securities	$ (62,622)	$ 11,834
Net unrealized gain on held-to-maturity securities	118	—
Net unrealized gain (loss) on active derivatives used for cash flow hedges	(31,277)	—
Net unrealized gain on terminated derivatives used for cash flow hedges	22,478	30,601
	(71,303)	42,435
Tax effect	17,948	(9,676)
Net-of-tax amount	$ (53,355)	$ 32,759

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Amounts reclassified from AOCI and the affected line items in the statements of income during the years ended December 31, 2022, 2021 and 2020, were as follows:

	Amounts Reclassified from AOCI			Affected Line Item in the
	2022	2021	2020	Statements of Income
	(In Thousands)			
Unrealized gains/(losses) on available-for-sale securities	$ (130)	$ —	$ 78	Net realized gains (losses) on available-for-sale securities (total reclassified amount before tax)
Change in fair value of cash flow hedge	8,123	8,123	6,764	Amortization of realized gain on termination of cash flow hedge (total reclassification amount before tax)
Income taxes	(1,820)	(1,852)	(1,559)	Tax (expense) benefit
Total reclassifications out of AOCI	$ 6,173	$ 6,271	$ 5,283	

Note 23:   Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under GAAP, regulatory reporting practices, and regulatory capital standards. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulatory reporting standards to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below as of December 31, 2022) of Total and Tier I Capital (as defined) to risk-weighted assets (as defined), of Tier I Capital (as defined) to adjusted tangible assets (as defined) and of Common Equity Tier 1 Capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2022, that the Bank met all capital adequacy requirements to which it was then subject.

As of December 31, 2022, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as of December 31, 2022, the Bank must have maintained minimum Total capital, Tier I capital, Tier 1 Leverage capital and Common Equity Tier 1 capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2022 and 2021, the Company and the Bank exceeded their minimum capital requirements then in effect. The entities may not pay dividends which would reduce capital below the minimum requirements shown above. In addition to the minimum capital ratios, the capital rules include a capital conservation buffer, under which a banking organization must have Common Equity Tier 1 capital more than 2.5% above each of its minimum risk-based capital ratios in order to avoid restrictions on paying dividends, repurchasing shares, and paying certain discretionary bonuses. The net unrealized gain or loss on securities is not included in computing regulatory capital.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	To Be Well Capitalized Under Prompt Corrective Action Provisions Ratio
			(Dollars In Thousands)			
As of December 31, 2022						
Total capital						
Great Southern Bancorp, Inc.	$ 746,287	13.5%	$ 440,767	8.0%	N/A	N/A
Great Southern Bank	$ 721,616	13.1%	$ 440,683	8.0%	$ 550,854	10.0%
Tier I capital						
Great Southern Bancorp, Inc.	$ 607,807	11.0%	$ 330,575	6.0%	N/A	N/A
Great Southern Bank	$ 658,136	11.9%	$ 330,512	6.0%	$ 440,683	8.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$ 607,807	10.6%	$ 228,673	4.0%	N/A	N/A
Great Southern Bank	$ 658,136	11.5%	$ 228,511	4.0%	$ 285,638	5.0%
Common equity Tier I capital						
Great Southern Bancorp, Inc.	$ 582,807	10.6%	$ 247,932	4.5%	N/A	N/A
Great Southern Bank	$ 658,136	11.9%	$ 247,884	4.5%	$ 358,055	6.5%
As of December 31, 2021						
Total capital						
Great Southern Bancorp, Inc.	$ 745,641	16.3%	$ 365,120	8.0%	N/A	N/A
Great Southern Bank	$ 701,215	15.4%	$ 365,048	8.0%	$ 456,310	10.0%
Tier I capital						
Great Southern Bancorp, Inc.	$ 613,544	13.4%	$ 273,840	6.0%	N/A	N/A
Great Southern Bank	$ 644,134	14.1%	$ 273,786	6.0%	$ 365,048	8.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$ 613,544	11.3%	$ 217,264	4.0%	N/A	N/A
Great Southern Bank	$ 644,134	11.9%	$ 217,209	4.0%	$ 271,511	5.0%
Common equity Tier I capital						
Great Southern Bancorp, Inc.	$ 588,544	12.9%	$ 205,380	4.5%	N/A	N/A
Great Southern Bank	$ 644,134	14.1%	$ 205,340	4.5%	$ 296,602	6.5%

Note 24:   Litigation Matters

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some of which seek substantial relief or damages. While the ultimate outcome of such legal proceedings cannot be predicted with certainty, after reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the Company's business, financial condition or results of operations.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 25: Summary of Unaudited Quarterly Operating Results

Following is a summary of unaudited quarterly operating results for the years 2022, 2021 and 2020:

	2022			
	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In Thousands, Except Per Share Data)			
Interest income	$ 46,673	$ 52,698	$ 59,657	$ 67,949
Interest expense	3,407	3,867	6,759	13,330
Provision (credit) for credit losses on loans	—	—	2,000	1,000
Provision (credit) for unfunded commitments	(193)	2,223	1,315	(159)
Net realized gain (loss) on available-for-sale securities	7	—	31	(168)
Non-interest income	9,176	9,319	7,984	7,661
Non-interest expense	31,268	33,004	34,758	34,336
Provision for income taxes	4,380	4,699	4,676	4,499
Net income available to common shareholders	16,987	18,224	18,133	22,604
Earnings per common share – diluted	1.30	1.44	1.46	1.84

	2021			
	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In Thousands, Except Per Share Data)			
Interest income	$ 50,633	$ 50,452	$ 49,640	$ 47,948
Interest expense	6,5444	5,768	4,717	3,723
Provision (credit) for credit losses on loans	300	(1,000)	(3,000)	(3,000)
Provision (credit) for unfunded commitments	(674)	(307)	643	1,277
Non-interest income	9,736	9,585	9,798	9,198
Non-interest expense	30,321	30,191	31,339	35,784
Provision for income taxes	5,010	5,271	5,375	4,081
Net income available to common shareholders	18,868	20,114	20,364	15,281
Earnings per common share – diluted	1.36	1.46	1.49	1.14

	2020			
	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In Thousands, Except Per Share Data)			
Interest income	$ 57,474	$ 54,011	$ 53,599	$ 52,619
Interest expense	12,536	10,556	9,431	8,042
Provision for credit losses on loans	3,871	6,000	4,500	1,500
Net realized gains on available-for-sale securities	—	78	—	—
Non-interest income	7,367	8,261	9,466	9,956
Non-interest expense	30,815	29,349	31,988	31,073
Provision for income taxes	2,751	3,164	3,692	4,172
Net income available to common shareholders	14,868	13,203	13,454	17,788
Earnings per common share – diluted	1.04	0.93	0.96	1.28

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 26:   Condensed Parent Company Statements

The condensed statements of financial condition at December 31, 2022 and 2021, and statements of income, comprehensive income and cash flows for the years ended December 31, 2022, 2021 and 2020, for the parent company, Great Southern Bancorp, Inc., were as follows:

	December 31,	
	2022	**2021**
	(In Thousands)	
Statements of Financial Condition		
Assets		
Cash	$ 29,097	$ 48,372
Investment in subsidiary bank	608,416	672,342
Deferred and accrued income taxes	148	94
Prepaid expenses and other assets	882	868
	$ 638,543	$ 721,676
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 5,401	$ 5,166
Subordinated debentures issued to capital trust	25,774	25,774
Subordinated notes	74,281	73,984
Common stock	122	131
Additional paid-in capital	42,445	38,314
Retained earnings	543,875	545,548
Accumulated other comprehensive income (loss)	(53,355)	32,759
	$ 638,543	$ 721,676

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	2022	2021	2020
	(In Thousands)		
Statements of Income			
Income			
Dividends from subsidiary bank	$ 60,000	$ 74,000	$ 40,000
Other income	—	—	5
	60,000	74,000	40,005
Expense			
Operating expenses	2,550	2,121	2,197
Interest expense	5,298	7,613	7,459
	7,848	9,734	9,656
Income before income tax and equity in undistributed earnings of subsidiaries	52,152	64,266	30,349
Credit for income taxes	(1,608)	(1,850)	(1,800)
Income before equity in earnings of subsidiaries	53,760	66,116	32,149
Equity in undistributed earnings of subsidiaries	22,188	8,511	27,164
Net income	$ 75,948	$ 74,627	$ 59,313

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	2022	2021	2020
	(In Thousands)		
Statements of Cash Flows			
Operating Activities			
Net income	$ 75,948	$ 74,627	$ 59,313
Items not requiring (providing) cash			
Equity in undistributed earnings of subsidiary	(22,188)	(8,511)	(27,164)
Compensation expense for stock option grants	1,437	1,225	1,153
Amortization of interest rate derivative and deferred costs on subordinated notes	297	587	608
Changes in			
Prepaid expenses and other assets	(14)	15	(15)
Accounts payable and accrued expenses	69	(1,661)	31
Income taxes	(54)	63	(46)
Net cash provided by operating activities	55,495	66,345	33,880
Investing Activities			
Net cash provided by investing activities	—	—	—
Financing Activities			
Purchases of the Company's common stock	(61,847)	(39,123)	(22,104)
Proceeds from issuance of subordinated notes	—	—	73,513
Redemption of subordinated notes	—	(75,000)	—
Dividends paid	(19,181)	(18,800)	(33,426)
Stock options exercised	6,258	3,700	661
Net cash provided by (used in) financing activities	(74,770)	(129,223)	18,644
Increase (Decrease) in Cash	(19,275)	(62,878)	52,524
Cash, Beginning of Year	48,372	111,250	58,726
Cash, End of Year	$ 29,097	$ 48,372	$ 111,250
Additional Cash Payment Information			
Interest paid	$ 5,115	$ 9,103	$ 7,349

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

	2022	2021	2020
	(In Thousands)		
Statements of Comprehensive Income			
Net Income	$ 75,948	$ 74,627	$ 59,313
Comprehensive income (loss) of subsidiaries	(86,114)	(20,392)	20,905
Comprehensive Income	$ (10,166)	$ 54,235	$ 80,218





HAPPY
100TH
ANNIVERSARY
GREAT SOUTHERN BANK
GSBC NasdaqListed
Nasdaq

GreatSouthernBank.com

Please recycle.
001CSN52F8 Annual Report